Exhibit 99.2

OPC Energy Ltd.

Consolidated Financial Statements

As of December 31, 2024

Table of Contents
Page

Independent Auditors’ Report	F-3 - F-6

Consolidated Statements of Financial Position	F-7 - F-8

Consolidated Statements of Income	F-9

Consolidated Statements of Comprehensive Income or Loss	F-10

Consolidated Statements of Changes in Equity	F-11 - F-13

Consolidated Statements of Cash Flow	F-14 - F-17

Notes to the Consolidated Financial Statements	F-18

Somekh Chaikin
Millennium Tower KPMG
17 Ha'arba'a St., P.O.B. 609
Tel Aviv 6100601
8000 684  03

Independent Auditors’ Report to the Shareholders of OPC Energy Ltd.

We have audited the accompanying consolidated statements of financial position of OPC Energy Ltd. (hereinafter - the “Company”) as of December 31, 2024 and 2023, and the consolidated statements of income, comprehensive income or loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2024. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit according to generally accepted accounting principles in Israel, including standards set out in the Independent Auditors’ Regulations (Modus Operandi of Certified Public Accountant), 1973. Such standards require us to plan and conduct the audit in order to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and information in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s board of directors and management, as well as evaluating the accuracy of the overall financial statements presented. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the above consolidated financial statements present fairly, in all material aspects, the financial position of the Company and its consolidated companies as of December 31, 2024 and 2023 and their results of operations, changes in equity and cash flows for each of the three years in the period ended on December 31, 2024, in accordance with International Financial Reporting Standards (IFRS Accounting Standards) and with the provisions of the Israeli Securities Regulations (Annual Financial Statements), 2010.

Key audit matters

The key audit matters listed below are those matters that were communicated or should have communicated to the Company’s Board of Directors, and which, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters include, among other things, any matter that: (1) Relates, or may relate to material items or disclosures on the financial statements; and (2) our judgment in connection therewith was particularly challenging, subjective or complex. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon. Communicating these matters, as follows, does not alter our opinion on the consolidated financial statements as a whole, and we do not use their communication to provide a separate opinion on these matters, nor on the items or disclosures to which they relate

Annual impairment testing of goodwill generated on the acquisition of the Gat Power Plant

Why was this matter deemed as a key audit matter

The Company tests for goodwill impairment for each cash-generating unit comprising goodwill on a fixed date once a year, or more often if there are indications of impairment to the value of these cash-generating units. In order to test such assets for impairment, the Group checks whether the carrying amount of the cash-generating unit exceeds its recoverable amount, in accordance with the provisions of IAS 36 regarding impairment.

As stated in Note 11B to the aforementioned financial statements, the Company has goodwill whose balance as per the statement of financial position as of December 31, 2024 is approx. NIS 220 million, which was created upon acquisition of the Gat Power Plant and is associated with the Israel power plants operations (especially Rotem, Hadera and Gat) (hereinafter: the "Companies").

As stated in Section 3F1 to the aforesaid financial statements, subsequent to initial recognition goodwill is measured at cost less accumulated impairment losses. The Company’s management tested for impairment the balance of goodwill as of December 31, 2024. Company’s management reached the conclusion that it is not required to recognize an impairment loss in the 2024 Financial Statements.

We identified the impairment testing of the goodwill attributable to the companies as a key audit matter. The key considerations for this decision are:
•	Discounted cash flow calculations are based on subjective assumptions of the Company's management, including estimates of projected cash flows and discount rate.
•
The audit procedures we implemented with respect to the impairment testing of the goodwill attributable to the Companies involved the exercise of the audit team’s judgement, and the use of experts who had valuation-related knowledge and experience.

How the key matter was addressed in the audit

Following are the key audit procedures implemented by the audit team in connection with the key matter:
•
We obtained an understanding of the process of goodwill impairment testing, and reviewed the process used by management to assess the need to record impairment. We also examined the effectiveness of the audits executed by management.

•
We sought the assistance of experts possessing the required knowledge and experience in valuations in order to assess the valuation method  and assess the reasonableness of the weighted average cost of capital.

•
We received from the Company calculations of discounted cash flows relating to the most significant component associated with the activity of the Rotem Power Plant, and assessed the reasonableness of the significant assumptions used in calculating the projected cash flows, by, among other things, comparing them to historical results and projections regarding the Generation Component. .

•	We tested the completeness of the data included in the valuation model and their adequacy.
•	We conducted a sensitivity analysis to the results of the model with respect to the key assumptions, such as the electricity tariff (generation component) and the weighted average cost of capital.

We also have audited - in accordance with the standards of the Public Company Accounting Oversight Board (United States), regarding the audit of internal control over financial reporting - the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report, dated March 11, 2025 included an unqualified opinion on the effectiveness of internal control over the Company’s financial reporting.

Somekh Chaikin
Certified Public Accountants

March 11, 2025

KPMG Somekh Chaikin, an Israeli registered partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a privately-held, limited-liability English company.

Somekh Chaikin
Millennium Tower KPMG
17 Ha'arba'a St., P.O.B. 609
Tel Aviv 6100601
8000 684  03

Report of the Independent Auditors to the Shareholders of OPC Energy Ltd. regarding the Audit of Internal Control Components over Financial Reporting

We have audited internal control components over financial reporting of OPC Energy Ltd. and its subsidiaries (hereinafter, jointly - the "Company”) as of December 31, 2024. Based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's Board of Directors and management are responsible for maintaining effective internal control over financial reporting and for their assessment of the effectiveness of the internal control components over financial reporting attached to the periodic report as of the above date. Our responsibility is to express an opinion on the Company’s internal control components over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the faithful representation of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of the Company’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, drawing conclusions regarding the future based on any evaluation of effectiveness for future periods is subject to the risk that controls may become inadequate due to changes in circumstance, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company effectively complied with, in all material respects, the Audited Control Components as of December 31, 2024. Based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with generally accepted auditing standards in Israel, the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, and the consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, and our report, dated March 11, 2025 expressed an unqualified opinion on those consolidated financial statements.

Somekh Chaikin
Certified Public Accountants

Tel Aviv, Israel

March 11, 2025

KPMG Somekh Chaikin, an Israeli registered partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a privately-held, limited-liability English company.

Somekh Chaikin
Millennium Tower KPMG
17 Ha'arba'a St., P.O.B. 609
Tel Aviv 6100601
8000 684  03

March 11, 2025

To
The Board of Directors of
OPC Energy Ltd. (hereinafter - the “Company”)

Dear Sirs/Madams,

Re: Letter of Consent in Connection with the Company’s
Shelf Prospectus of May 2023

This is to inform you that we agree to the inclusion in the shelf prospectus (including by way of reference) of our reports listed below in connection with the shelf offerings of May 2023:

Report of the independent auditors of March 11, 2025 regarding the consolidated financial statements of the Company as of December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024.

Report of the independent auditors of March 11, 2025 regarding the Company’s separate financial information in accordance with Regulation 9C to the Securities Regulations (Periodic and Immediate Reports), 1970 as of December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024.

Report of the independent auditors of March 11, 2025 regarding the audit of the components of internal control over financial reporting of the Company as of December 31, 2024.

Respectfully,

Somekh Chaikin
Certified Public Accountants

KPMG Somekh Chaikin, an Israeli registered partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a privately-held, limited-liability English company.

OPC Energy Ltd.

Consolidated Statements of Financial Position as of December 31

		2024	2023
	Note	NIS million	NIS million

Current assets

Cash and cash equivalents	5	962	1,007
Trade receivables		293	247
Receivables and debit balances	7	90	418

Total current assets		1,345	1,672

Non‑current assets

Long-term restricted deposits and cash	6	60	59
Long-term receivables and debit balances	8	162	247
Investments in associates	24	5,320	2,550
Long-term derivative financial instruments	21	44	51
Property, plant & equipment	9	4,238	6,243
Right‑of‑use assets and deferred expenses	10	637	631
Intangible assets	11	261	1,165

Total non‑current assets		10,722	10,946

Total assets		12,067	12,618

 OPC Energy Ltd.

Consolidated Statements of Financial Position as of December 31

		2024	2023
	Note	NIS million	NIS million

Current liabilities

Loans and credit from banking corporations and financial institutions (including current maturities)	14	82	391
Current maturities of debt from non‑controlling interests	23D	14	32
Current maturities of debentures	15	212	192
Trade payables		213	257
Payables and credit balances	12	123	411

Total current liabilities		644	1,283

Non‑current liabilities

Long-term loans from banking corporations and financial institutions	14	2,150	2,865
Long-term debt from non-controlling interests	23D	500	422
Debentures	15	1,663	1,647
Long-term lease liabilities	10	31	204
Long-term derivative financial instruments	21	-	58
Other long‑term liabilities	13	115	399
Deferred tax liabilities	17	543	498

Total non-current liabilities		5,002	6,093

Total liabilities		5,646	7,376

Equity	18

Share capital		3	2
Share premium		3,993	3,210
Capital reserves		532	523
Retained earnings		224	113

Total equity attributable to the Company’s shareholders		4,752	3,848

Non‑controlling interests		1,669	1,394

Total equity		6,421	5,242

Total liabilities and equity		12,067	12,618

Yair Caspi	Giora Almogy	Ana Berenshtein Shvartsman
Chairman of the Board	Chief Executive Officer	Chief Financial Officer

Date of approval of the financial statements: March 11, 2025.

The accompanying notes are an integral part of the consolidated financial statements.

OPC Energy Ltd.

Consolidated Income Statement for the Year Ended December 31

		2024	2023	2022
	Note	NIS million	NIS million	NIS million

Revenues from sales and provision of services	19A	2,779	2,552	1,927
Cost of sales and services (excluding depreciation and amortization)	19B	(1,931)	(1,827)	(1,404)
Depreciation and amortization		(317)	(288)	(191)

Gross profit		531	437	332

General and administrative expenses	19C	(263)	(212)	(239)
Share in profits of associates	24	166	242	286
Business development expenses	19D	(45)	(58)	(50)
Compensation in respect of loss of income	26A	44	41	-
Other expenses, net	19E	(56)	(16)	-
Gain on loss of control in the US Renewable Energies Segment	23E	259	-	-

Operating profit		636	434	329

Finance expenses	19F	(339)	(240)	(153)
Finance income	19F	87	43	106
Loss from extinguishment of financial liabilities	19F	(49)	-	-

Finance expenses, net		(301)	(197)	(47)

Profit before taxes on income		335	237	282

Expenses for income tax	17	(138)	(68)	(65)

Profit for the year		197	169	217

Attributable to:
The Company’s shareholders		111	144	167
Non-controlling interests		86	25	50

Profit for the year		197	169	217

Earnings per share attributable to the Company’s owners	20

Basic and diluted earnings per share (in NIS)		0.46	0.63	0.79

The accompanying notes are an integral part of the consolidated financial statements.

OPC Energy Ltd.

Consolidated Statement of Comprehensive Income or Loss for the Year Ended December 31

	2024	2023	2022
	NIS million	NIS million	NIS million

Profit for the year	197	169	217

Components of other comprehensive income (loss) that, subsequent to initial recognition in comprehensive income, were or will be transferred to profit and loss

Effective portion of the change in the fair value of cash flow hedges	42	(40)	50

Net change in fair value of derivatives used to hedge cash flows recognized in the cost of the hedged item	-	(5)	(4)

Net change in fair value of derivative financial instruments used to hedge cash flows transferred to profit and loss	(11)	(20)	(14)

Group’s share in other comprehensive income (loss) of associates, net of tax	13	(48)	64

Foreign currency translation differences in respect of foreign operations	(8)	126	267

Tax on other comprehensive income (loss) items	(6)	1	(9)

Other comprehensive income for the year, net of tax	30	14	354

Total comprehensive income for the year	227	183	571

Attributable to:
The Company’s shareholders	121	169	412
Non-controlling interests	106	14	159

Total comprehensive income for the year	227	183	571

The accompanying notes are an integral part of the consolidated financial statements.

OPC Energy Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserves	Hedge fund	Foreign operations translation reserve	Retained earnings	Total	Non‑con-trolling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

For the year ended December 31, 2024

Balance as of January 1, 2024	2	3,210	248	25	250	113	3,848	1,394	5,242

Issuance of shares (less issuance expenses)	1	779	-	-	-	-	780	-	780
Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	175	175
Share-based payment	-	-	7	-	-	-	7	1	8
Exercised and expired options and RSUs	*-	4	(4)	-	-	-	-	-	-
Other	-	-	(4)	-	-	-	(4)	(7)	(11)
Other comprehensive income for the year, net of tax	-	-	-	24	(14)	-	10	20	30
Profit for the year	-	-	-	-	-	111	111	86	197

Balance as of December 31, 2024	3	3,993	247	49	236	224	4,752	1,669	6,421

* Amount is less than NIS 1 million.
The accompanying notes are an integral part of the consolidated financial statements.

OPC Energy Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserves	Hedge fund	Foreign operations translation reserve	Retained earnings (retained loss)	Total	Non‑con-trolling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

For the year ended December 31, 2023

Balance as of January 1, 2023	2	3,209	77	91	159	(31)	3,507	859	4,366

Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	231	231
Share-based payment	-	-	9	-	-	-	9	1	10
Exercised options and RSUs	*-	1	(1)	-	-	-	-	-	-
Restructuring - share exchange and investment transaction with Veridis	-	-	163	-	-	-	163	289	452
Other comprehensive income (loss) for the year, net of tax	-	-	-	(66)	91	-	25	(11)	14
Profit for the year	-	-	-	-	-	144	144	25	169

Balance as of December 31, 2023	2	3,210	248	25	250	113	3,848	1,394	5,242

* Amount is less than NIS 1 million.
The accompanying notes are an integral part of the consolidated financial statements.

OPC Energy Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserves	Hedge fund	Foreign operations translation reserve	Retained loss	Total	Non‑con-trolling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

For the year ended December 31, 2022

Balance as of January 1, 2022	2	2,392	63	32	(27)	(198)	2,264	577	2,841

Issuance of shares (less issuance expenses)	*-	815	-	-	-	-	815	-	815
Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	123	123
Share-based payment	-	-	16	-	-	-	16	-	16
Exercised options and RSUs	*-	2	(2)	-	-	-	-	-	-
Other comprehensive income for the year, net of tax	-	-	-	59	186	-	245	109	354
Profit for the year	-	-	-	-	-	167	167	50	217

Balance as of December 31, 2022	2	3,209	77	91	159	(31)	3,507	859	4,366

* Amount is less than NIS 1 million.
The accompanying notes are an integral part of the consolidated financial statements.

OPC Energy Ltd.

Consolidated Statement of Cash Flows for the year ended December 31

	2024	2023	2022
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the year	197	169	217
Adjustments:
Depreciation and amortization	333	303	201
Diesel fuel consumption	12	32	9
Finance expenses, net	301	197	47
Expenses for income tax	138	68	65
Share in profits of associates	(166)	(242)	(286)
Other expenses, net	56	16	-
Gain on loss of control in the US Renewable Energies Segment	(259)	-	-
Share-based compensation transactions	35	(7)	62
	647	536	315

Changes in trade and other receivables	(64)	(22)	(84)
Changes in trade payables, service providers, payables and other long-term liabilities	14	(25)	(19)
	(50)	(47)	(103)

Dividends received from associates (1)	235	13	-
Income taxes paid (2)	(67)	(7)	(5)
	168	6	(5)

Net cash provided by operating activities	765	495	207

Cash flows for investing activities
Interest received	35	35	8
Change in short-term deposits and in restricted deposits and cash, net	(8)	173	(116)
Provision (release) of short-term collateral, net	14	110	(62)
Acquisition of subsidiaries, net of cash acquired	-	(1,172)	-
Investment in associates (3)	(737)	(29)	(10)
Subordinated long-term loans to Valley	-	(87)	-
Purchase of property, plant, and equipment, intangible assets and deferred expenses	(1,260)	(1,223)	(942)
Loss of control in the US Renewable Energies Segment (2)	134	-	-
Proceeds for repayment of partnership capital from associates (1)	95	11	15
Other	15	16	5

Net cash used for investing activities	(1,712)	(2,166)	(1,102)

(1)	For further details regarding capital and dividend distributions from Fairview - a CPV Group associate - see Note 24E.
(2)	Taxes paid during the reporting period include taxes paid for restructuring. For further details – see Note 23E.
(3)	For further details regarding the acquisition of an additional stake in the Maryland and Shore power plants, see Note 24C.

The accompanying notes are an integral part of the consolidated financial statements.

OPC Energy Ltd.

Consolidated Statement of Cash Flows for the year ended December 31

	2024	2023	2022
	NIS million	NIS million	NIS million

Cash flows for financing activities

Proceeds of share issuance, less issuance expenses (1)	780	-	815
Proceeds of debenture issuance, less issuance expenses	198	-	-
Receipt of long-term loans from banking corporations and financial institutions, net (2)	1,951	1,242	282
Receipt of long-term debt from non-controlling interests	104	110	46
Investments by holders of non-controlling interests in equity of subsidiary	175	231	123
Proceed in respect of restructuring - share exchange and investment transaction with Veridis	-	452	-
Short term loans from banking corporations, net	(204)	231	-
Tax equity partner’s investment in US-based renewable energy projects	152	304	-
Interest paid	(228)	(152)	(86)
Repayment of long-term loans from banking corporations and others(2)(3)	(1,755)	(144)	(74)
Repayment of long-term loans as part of the acquisition of Gat	-	(303)	-
Repayment of long-term loans from non-controlling interests	(76)	(123)	(89)
Repayment of debentures	(193)	(31)	(20)
Other	(13)	-	(11)

Net cash provided by financing activities	891	1,817	986

Net increase (decrease) in cash and cash equivalents	(56)	146	91

Balance of cash and cash equivalents at the beginning of the year	1,007	849	731

Effect of exchange rate fluctuations on cash and cash equivalent balances	11	12	27

Balance of cash and cash equivalents at the end of the year	962	1,007	849

(1)	For further details – see Note 18B.
(2)	For further details – see Note 14B1.
(3)
In the reporting period includes a partial early repayment of the long-term loans in Hadera amounting to approx. NIS 25 million, further to receipt of compensation from the Construction Contractor at the end of 2023.

The accompanying notes are an integral part of the consolidated financial statements.

OPC Energy Ltd.

Consolidated Statement of Cash Flows for the year ended December 31

Appendix A - Changes Arising from Financing Activity

	Loans from banking corporations and financial institutions	Loans from non‑con-trolling interests	Debentures	Financial instruments designated for hedging
	NIS million
Liabilities (assets) as of January 1, 2024	3,259	454	1,853	(52)
Changes arising from cash flows:
Proceeds for derivative financial instruments	-	-	-	7
Receipt of loans, net from transaction costs	1,991	104	198	-
Repayment of debentures and loans	(1,755)	(76)	(193)	-
Short term loans from banking corporations, net	(204)	-	-	-
Interest paid	(182)	(3)	(41)	-
Total changes arising from cash flows	(150)	25	(36)	7

Changes in foreign currency exchange rates	25	1	-	-
Interest expenses	250	34	57	-
Linkage differences	14	-	32	(11)
Deconsolidation	(1,163)	-	-	(4)
Changes in fair value, hedge accounting and other	(1)	-	(15)	17
Total changes arising from non-cash activity	(875)	35	74	2

Liabilities (assets) as of December 31, 2024	2,234	514	1,891	(43)

	Loans from banking corporations and financial institutions	Loans from non‑con-trolling interests	Debentures	Financial instruments designated for hedging
	NIS million
Liabilities (assets) as of January 1, 2023	1,817	437	1,854	(57)
Changes arising from cash flows:
Payment for derivative financial instruments	-	-	-	9
Receipt of loans, net	1,242	110	-	-
Repayment of debentures and loans	(144)	(123)	(31)	-
Repayment of loans as part of the acquisition of Gat	(303)	-	-	-
Short term loans from banking corporations, net	231	-	-	-
Interest paid	(112)	(2)	(23)	-
Total changes arising from cash flows	914	(15)	(54)	9

First-time consolidation of limited partnership	303	-	-	-
Changes in foreign currency exchange rates	(2)	8	-	(1)
Interest expenses	174	26	46	-
Linkage differences	15	-	33	(11)
Changes in fair value, hedge accounting and other	38	(2)	(26)	8
Total changes arising from non-cash activity	528	32	53	(4)

Liabilities (assets) as at December 31, 2023	3,259	454	1,853	(52)

OPC Energy Ltd.

Consolidated Statement of Cash Flows for the year ended December 31

	Loans from banking corporations and financial institutions	Loans from non‑con-trolling interests	Debentures	Financial instruments designated for hedging
	NIS million
Liabilities (assets) as of January 1, 2022	1,520	434	1,824	(26)
Changes arising from cash flows:
Payment for derivative financial instruments	-	-	-	(3)
Receipt of loans, net	282	46	-	-
Repayment of debentures and loans	(74)	(89)	(20)	-
Interest paid	(38)	(7)	(40)	-
Total changes arising from cash flows	170	(50)	(60)	(3)

Changes in foreign currency exchange rates	39	29	-	(2)
Interest expenses	68	24	40	-
Linkage differences	24	-	50	(18)
Changes in fair value, hedge accounting and other	(4)	-	-	(8)
Total changes arising from non-cash activity	127	53	90	(28)

Liabilities (assets) as of December 31, 2022	1,817	437	1,854	(57)

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 1 – GENERAL

The Reporting Entity

OPC Energy Ltd. (hereinafter – the "Company”) was incorporated in Israel on February 2, 2010. The Company’s registered address is 121 Menachem Begin Road., Tel Aviv, Israel. The Company’s controlling shareholder is Kenon Holdings Ltd. (hereinafter - the “Parent Company”), a company incorporated in Singapore, the shares of which are dual-listed on the New York Stock Exchange (NYSE) and the Tel Aviv Stock Exchange Ltd. (hereinafter - the “TASE”).

The Company is a publicly-traded company whose securities are traded on the TASE.

As of the report date, the Group is engaged in the initiation, development, construction, operation and generation and supply of electricity and energy through three operating segments (which constitute reportable segments in the financial statements): Israel (through OPC Holdings Israel Ltd. (hereinafter - “OPC Israel”), in which the Company has an 80% stake), US Renewable Energies and Energy Transition in the USA (the activities in the USA - through CPV Group, in which the Company has a 70.46% stake).
In addition, the Company is engaged, through CPV Group, in a number of business activities in the USA, which - as of the report date - are not material to the Group’s operating results (and do not constitute reportable segments in the financial statements). For further details – see Note 25.

Iron Swords War

2023 was characterized by substantial instability amid events at the domestic and geopolitical-security levels. On October 7, 2023 the Iron Swords War broke out (hereinafter – the “War”) in the Gaza Strip. Furthermore, during 2024 fighting and security tensions intensified in other fronts, especially in the north of the country, and also in the conflicts with Iran and the Houthis. The War and the security situation led to various ramifications and restrictions on the Israeli economy at different times. Moreover, the War has had external impacts which include, among other things, disruption to marine shipping routes due to attacks on merchant and shipping vessels and considerably less flights by foreign airlines to and from Israel. These events affect and may have an effect, from time to time, on the arrival of equipment and foreign personnel to Israel (including personnel and equipment required to carry out maintenance and construction work in the Group’s sites in Israel) and the arrival times.

The abovementioned events involve significant uncertainty and may adversely affect the macroeconomic environment, including adversely affect the Israeli economy’s robustness. If the security situation deteriorates, it may have an adverse effect on the Company’s activities in Israel, activities of the Company's customers and suppliers in Israel, as well as adversely affect the Company's operating results, the availability and cost of capital and sources of financing required by the Group.

As of the Report approval date, a ceasefire is in place in most fronts, but there is substantial uncertainty as to whether the ceasefire will hold and the resumption of the War. Therefore, at this stage, it is impossible to assess the effect of the above on the Company and its results of operations, if any, in the short and medium term.

Definitions

1.	The Company - OPC Energy Ltd.

2.	The Group - the Company and its investees.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 1 – GENERAL (cont.)

Definitions (cont.)

3.
Consolidated companies/subsidiaries - companies, including partnerships, whose financial statements are fully consolidated, whether directly or indirectly, in the Company’s financial statements, specifically: (1) In Israel: OPC Israel, OPC Hadera Expansion Ltd. (hereinafter - “Hadera 2”), AGS Rotem Ltd. (hereinafter - “Rotem 2”), Gnrgy Ltd. (hereinafter - “Gnrgy”), OPC Power Plants Ltd. (hereinafter - “OPC Power Plants”), OPC Rotem Ltd. (hereinafter - “Rotem”), OPC Hadera Ltd. (hereinafter - “Hadera”), Zomet Energy Ltd. (hereinafter - “Zomet”), OPC Sorek 2 Ltd. (hereinafter - “Sorek 2”), OPC Mevuzarot Ltd. (hereinafter - “OPC Mevuzarot”) and OPC Gat Power Plant - Limited Partnership (hereinafter - the “Gat Partnership”).
(2) In the USA, the Company holds - through ICG Energy Inc (hereinafter - “ICG Energy”) - OPC Power Ventures LP (hereinafter - “OPC Power”), and OPC Power holds the CPV Group.

4.
Investees - consolidated companies and companies, including a partnership or joint venture, the Company’s investment in which is included, directly or indirectly, in the financial statements based on the equity method, specifically: CPV Fairview, LLC (hereinafter - “Fairview”), CPV Maryland, LLC (hereinafter - “Maryland”), CPV Shore Holdings, LLC (hereinafter - “Shore”), CPV Towantic, LLC (hereinafter - “Towantic”), CPV Valley Holdings, LLC (hereinafter - “Valley”), CPV Three Rivers, LLC (hereinafter - “Three Rivers”) and CPV Renewable Power, LLC (hereinafter - “CPV Renewable”).

5.	Related parties - as defined in IAS 24 (2009), Related Party Disclosures.

6.	Interested parties - as defined in Paragraph (1) of the definition of an “interested party” in a corporation in Section 1 of the Israel Securities Law, 1968.

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

A.	Statement of compliance with International Financial Reporting Standards (IFRS)

The consolidated financial statements were prepared by the Group in accordance with International Financial Reporting Standards (hereinafter - “IFRS”). Such financial statements were also prepared in accordance with the Israeli Securities Regulations (Annual Financial Statements), 2010.
The Company’s consolidated financial statements were approved for publication by its Board of Directors on March 11, 2025.

B.	Functional and presentation currency

The New Israeli Shekel is the currency that represents the primary economic environment in which the Company operates (hereinafter - “NIS”). Accordingly, the NIS is the Company’s functional currency. The NIS also serves as the presentation currency in these financial statements. Currencies other than the NIS constitute foreign currency.

C.	Basis of measurement

The financial statements were prepared according to the historical cost basis, other than: derivative financial instruments at fair value through profit and loss, derivatives measured at fair value through other comprehensive income, liability in respect of profit-sharing to CPV Group employees, treated as a cash-settled share-based payment transaction, investments in associates, and deferred tax assets and liabilities. For further details, see Note 3.

D.	The operating cycle period

The Group’s normal operating cycle period is one year. Therefore, current assets and current liabilities include items whose disposal is planned and expected during the Group’s normal operating cycle.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

E.	Use of estimates and judgments

In preparation of the condensed consolidated interim financial statements in accordance with the IFRS, the Company’s management is required to use judgment when making estimates, assessments and assumptions that affect implementation of the accounting policies and the amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

When formulating accounting estimates used in preparing the Group’s financial statements, the Group’s management was required to use assumptions concerning circumstances and events that involve significant uncertainty. In determining the estimates, the Group’s management’s discretion is based on past experience, various facts, external factors and reasonable assumption under the appropriate circumstances for each estimate.

These estimates and underlying assumptions are reviewed regularly. Changes in accounting estimates are recognized in the period in which the estimates were revised and in any future affected period.

Information regarding the assumptions made by the Group in respect of the future and other major factors for uncertainty regarding the estimates that have a significant risk of resulting in a material adjustment in the carrying amount of assets and liabilities in the next financial year, is included in the following line items:

1.	Expected useful life of property, plant and equipment

Property, plant and equipment is depreciated using the straight line method over the expected useful life, considering the residual value of the assets. The Group routinely re-examines the expected useful life of property, plant and equipment in order to determine the depreciation expenses to be recognized for the period. The useful life is based on the Group’s past experience in respect of similar assets and takes into account expected technological changes. Depreciation expenses in respect of future periods are adjusted to reflect significant changes compared to previous estimates, if any. For further details – see Note 3E.

2.	Allocation of acquisition costs

The Group uses estimates to allocate the acquisition costs, specifically in business combination transactions and investments in associates, to tangible and intangible assets and to the acquired liabilities. In addition, when determining the depreciation rates of the tangible and intangible assets and liabilities, the Group estimates the expected life of the asset or liability. In its calculation of those estimates, the Group uses, among other things, external and independent appraisers. As to business combinations and acquisition of investments in associates during the reporting period (including a transaction for the introduction of an investor in the US Renewable Energies Segment), see Notes 23E and 24C.

3.	Recoverable amount of cash-generating units that include goodwill and testing for indications of impairment of non-financial assets, including investments in equity-accounted associates

Each year, the Group calculates the recoverable amount of a cash-generating unit to which a goodwill balance has been allocated, based, among other things, on the discounted expected cash flows.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

E.	Use of estimates and judgments (cont.)

3.	Recoverable amount of cash-generating units that include goodwill and testing for indications of impairment of non-financial assets, including investments in equity-accounted associates (cont.)

Furthermore, on each reporting date, the Group assesses whether there are indications of impairment of non-financial assets and/or cash-generating units, specifically property, plant & equipment, and investments in associates, and where necessary calculates the recoverable amount of those assets/investments.

In its calculation of the recoverable amount, the Group uses, among other things, external and independent appraisers. For further details, see Notes 11B and 11C.

4.	Ability to recover development and construction costs of projects under development and construction

In order to capitalize development and construction costs of projects under development and construction, the Group uses estimates for receipt of regulatory approvals, the existence of an interest in the land, the ability to connect to the electrical grid, signing PPAs with customers, where relevant, and the expectation of generating future economic benefits from the projects. If in subsequent periods the Group's estimates regarding a project deteriorate, in particular with regard to failure to obtain the required regulatory approvals for projects under development, capitalized costs are amortized in profit and loss and/or the capitalization of additional project costs is discontinued.

F.	Reclassification and restatement

The Group carried out several immaterial classifications in its comparative figures such that their classification will match their classification in the current financial statements. The said classifications do not have a material effect on the income statement.

G.	Seasonality

The results of Group companies in Israel are based on the load and time tariff (hereinafter - the “DSM Tariff”), which is published by the Israeli Electricity Authority, with a certain discount with respect to the generation component. Until January 2023, the year was broken down into three seasons: summer (July and August), winter (December, January and February) and “transitional” (March through June and September through November), and for each season a different tariff was set for each demand hour cluster (hereinafter - “DHC”). Two key updates have taken place since January 2023: (1) Two clusters (on-peak and off-peak) were defined for each day of the year (excluding the interim cluster which was in place until the resolution came into force – mid-peak); (2) the summer season was extended to 4 months instead of two months, such that it extends from June to September; the transition seasons will extend from March to May and from October to November, and the winter season remains without change. The changes made to the demand hours clusters altered the breakdown of Company’s revenues and profitability in Israel (compared to the prior situation) across quarters, such that revenues and profitability in the summer months (June to September) increased substantially compared to other months.

In the USA, the activity of CPV Group is affected by seasonality as a result of variable demand due to, among other things, weather changes in different seasons, natural gas and electricity prices. In general, with respect to gas-fired power plants, there is higher profitability in seasons where temperatures are at their highest or lowest - usually during summer and winter. The profitability of renewable energy production is subject to production volume, which varies based on wind and solar constructions, as well as its electricity price, unless there is a fixed contractual price for the project. Furthermore, with regard to wind-powered renewable energy projects, the speed of the wind tends to be higher during the winter and lower during the summer.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

H.	Changes in accounting policies

First-time application of new standards, amendments to standards and interpretations

Amendment to IAS 1 - Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current and subsequent amendment: Non-current Liabilities with Covenants

The amendments change the standard’s provisions regarding the classification of liabilities as current or non-current liabilities, and pertain to the following issues:

•
The Amendment, together with the subsequent amendment to IAS 1 (see below) replaces certain classification requirements of current or non-current liabilities. For example, pursuant to the amendment, a liability will be classified as non‑current if an entity has the right to defer the payment for a period of at least 12 months after the reporting period, which is “substantive” and exists at the end of the reporting period.

•
The subsequent amendment, as published in October 2022, stipulated that financial covenants, which an entity is required to comply with subsequent to the reporting date, shall not affect the classification of a liability as current or non-current.

•
Furthermore, the subsequent amendment added disclosure requirements for liabilities that are subject to compliance with financial covenants within 12 months after the reporting date, such as disclosure regarding the nature of the financial covenants, the date on which the entity is required to comply with them, and facts and circumstances indicating that an entity will find it difficult to comply with the covenants.

•	In addition, the amendment clarified that a conversion right of a liability will affect its classification as current or non‑current, unless the conversion component is capital-based.

The said amendments have been applied for reporting periods commencing on January 1, 2024. The amendments will be applied retrospectively, including adjustment of the comparative figures.

The application of the Amendment did not have a material effect on the Consolidated Financial Statements.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The accounting policy principles below will be applied consistently to all periods presented in these consolidated financial statements by entities of the Group.

A.	Business combinations and investment in subsidiaries

1.	Goodwill

The Group recognizes goodwill on acquisition date according to the fair value of the consideration transferred less the net amount of the identifiable assets acquired and the liabilities assumed. Goodwill is initially recognized as an asset based on its cost, and in subsequent periods, is measured at cost less accumulated impairment losses.

Cash-generating units to which goodwill has been allocated are aggregated such that the level at which impairment is tested reflects the lowest level at which goodwill is subject to monitoring for internal reporting purposes, but in no case is it higher than an operating segment. Goodwill is allocated to each of the Group’s cash‑generating units that is expected to benefit from the synergy of the business combination. Cash‑generating units to which goodwill was allocated are tested for impairment each year, or more frequently if there are indications of a possible impairment of the unit, as stated.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

A.	Business combinations and investment in subsidiaries (cont.)

2.	Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date of loss of control.

The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

3.	Non‑controlling interests

Transactions with non-controlling interests, while maintaining control

Transactions with non-controlling interests while maintaining control are treated as equity transactions. Any difference between the consideration paid or received and the change in non-controlling interests is attributed to the share of the owners of the Company in a capital reserve from transactions with non-controlling interests and mergers.

4.	Loss of control

Upon loss of control, the Group derecognizes the subsidiary’s assets and liabilities, any non-controlling interests, and other equity components attributable to that subsidiary. The Group’s remaining stake in the former subsidiary is measured at fair value at the loss of control date.

The difference between the consideration and fair value of the remaining stake and the derecognized balances is recognized in profit and loss under the gains on loss of control in a subsidiary line item. As from that date, the remaining stake is accounted for using the equity method.

The amounts recognized in equity through other comprehensive income with respect to that subsidiary are reclassified to profit or loss or to retained earnings on the same basis that would have been applicable if the subsidiary had directly disposed of the related assets or liabilities.

For further details regarding loss of control in CPV Renewable, see Note 23E.

B.	Investment in associates and joint ventures

1.	Investment in associates and joint ventures

Associates are entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. Significant influence is the power to participate in making decisions relating to the financial and operational policies of the investee company. There is a rebuttable assumption whereby a 20% to 50% stake in an investee confers significant influence. In testing for significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.	Investment in associates and joint ventures (cont.)

1.	Investment in associates and joint ventures (cont.)

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. The investment cost includes transaction costs. The consolidated financial statements include the Group’s share of the income and expenses in profit or loss and of other comprehensive income of associates, after adjustments to align the accounting policies with those of the Group, from the date that significant influence commences until the date that significant influence ceases. The Company's share in profit or loss from associates will be recorded under operating profit.

The Company has investments in associates whose holding stake therein exceeds 50% and in accordance with the analysis of the contractual rights awarded to interest holders in these entities, the Group has concluded that it does not control these entities and will implement the equity method thereto. For further details, see Notes 24C and 23E.

2.	Increase in holdings stake of equity-accounted companies where significant influence has been retained

When increasing its stake in a company accounted for using the equity method while maintaining significant influence or joint control, the Group applies the acquisition method only in respect of additional interests while making no changes in accounting for the previous interests.

For further details regarding the acquisition of additional interests in associates Shore and Maryland, see Note 24C.

C.	Foreign currency

1.	Foreign currency transactions

Foreign currency transactions are translated into the functional currency of the Group companies at the exchange rate effective on the transaction dates. Financial assets and liabilities denominated in Foreign Currencies on the reporting date are translated to the functional currency at the exchange rate at that date. The exchange rate differences due to translation of the functional currency are usually recognized in profit and loss (except for differences from cash flow hedges, which are recognized in other comprehensive income, in respect of the effective part of the hedge).

2.	Foreign operations

The Group has investments in investees in the USA, which constitute a foreign operation.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to NIS at exchange rates in effect at the reporting date. The income and expenses of foreign operations are translated to NIS at exchange rates in effect at the transaction dates. Foreign exchange differences are recognized in other comprehensive income and are presented in equity in the foreign operations translation reserve (hereinafter – the “translation reserve”).

Generally, exchange rate differences from loans received from or provided to foreign operations, including foreign operations that are subsidiaries, are recognized in profit and loss in the consolidated financial statements.

When the settlement of loans provided to a foreign operation is neither planned nor likely in the foreseeable future, gains and losses on exchange rate differences arising from these monetary items are included in investment in the foreign operation, net, and are recognized in other comprehensive income and stated in equity under the translation reserve.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

D.	Financial instruments

1.	Non‑derivative financial instruments

Non‑derivative financial assets include: Cash and cash equivalents, restricted cash and deposits, trade receivables, certain receivables and debit balances and loans to investees.

Non-derivative financial liabilities include: Loans and credit from banking corporations and financial institutions, debt from non-controlling interests, debentures, lease liabilities, trade payables and certain other payables.

2.	Derivative financial instruments, including hedge accounting

Derivatives used for hedge accounting

On initial designation of the accounting hedge, the Group formally documents the relationship between the hedging instrument and hedged item, including the Group’s risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

The Group estimates, upon creation of the hedge and in the subsequent periods, whether the hedge is expected to be highly effective in offsetting changes in fair value or in the cash flows attributable to the hedged risk during the period for which the hedge is designated.

In respect of cash flow hedging, a forecast transaction that is a hedged item must be at a highly probable level and cause exposure to cash flow changes that may ultimately affect profit and loss.

Changes in fair value of derivatives used to hedge cash flows in respect of the effective part of the hedge are recognized through other comprehensive income or loss directly in a capital reserve for hedges. For the non-effective part, the changes in fair value are recognized in profit and loss. The amount accumulated in a capital reserve for hedges is reclassified to the hedged assets in the statement of financial position or income statement in the period in which the cash flows affect such assets or the income statement, respectively, and is presented in the same line item in the financial statements as the hedged item.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, hedge accounting is discontinued. The cumulative profit or loss previously recognized through other comprehensive income or loss and presented in the hedging capital reserve remains in the reserve until the projected transaction occurs or is no longer expected to occur. If the forecast transaction is no longer expected to occur, the cumulative profit or loss previously recognized in the hedging capital reserve is reclassified to profit and loss. When the hedged item is a non-financial asset, the amount recognized in the capital reserve for hedges is added to the carrying amount of the asset when it is recognized.

Derivatives not used for hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, changes in fair value of non-hedge derivatives are recognized in profit and loss as finance income (expenses).

3.	Derecognition of total financial liabilities

The Company derecognizes a financial liability when, and only when, it is settled - i.e., when the obligation defined in the contract expires or when it is discharged or canceled. A financial liability is extinguished when the debtor pays the liability by a cash payment, other financial assets, goods or services, or is legally discharged of the liability.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

D.	Financial instruments (cont.)

3.	Derecognition of total financial liabilities (cont.)

In the event of a change in the terms of an existing financial liability, the Company assesses whether the terms of the liability are materially different from the existing terms, taking into account qualitative and quantitative considerations.

When a substantial modification is made to the terms of an existing financial liability, or when a liability is exchanged with another liability with materially different terms between the Company and an existing lender, the transaction is accounted for as a derecognition of the original liability and the recognition of a new liability. The differences between these two financial liabilities in the financial statements are recognized in profit or loss.

When an immaterial modification is made to the terms of an existing liability, or when a liability is exchanged with another liability whose terms are not materially different, between the Company and an existing lender, the Company revises the liability amount, i.e., discounts the new cash flows by the original effective interest rate, and the difference is carried to profit or loss.

E.	Property, plant & equipment

1.	Recognition and measurement

Property, plant and equipment items are measured at cost less accumulated depreciation.

The cost of property, plant and equipment includes expenditure that is directly attributable to the purchase of the asset. The cost of self-constructed assets includes the cost of materials, direct labor costs, any additional costs directly attributable to bringing the asset to the location and the condition necessary for it to be capable of operating in the manner intended by management, the estimated cost for decommissioning and removing the items and restoring the site on which they are located, as well as capitalized borrowing costs. Advance payments made in respect of self-constructed assets are recognized as part of the cost of the said equipment.

The Company recognized in the income statement, all development costs in respect of projects that it develops until a stage at which, in management’s opinion, the feasibility of construction of the project has been proven. From the stage at which the project is feasible, the development costs and subsequently the construction costs are capitalized to the project costs. A project is considered feasible when the Company’s management believes that the likelihood of the project materializing and generating future economic benefits is greater than the likelihood that it will not materialize.

Purchased software that is integral to the functionality of the related equipment is recognized under the cost of that equipment.

Spare parts, auxiliary equipment, emergency inventory and backup equipment are classified as property, plant and equipment when they meet the definition of property, plant and equipment under IAS 16, Property, Plant and Equipment.

When major parts of a property, plant and equipment item (including costs of periodic tests) have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The Company has BOT service concession arrangements in accordance with the provisions of IFRIC 12, Service Concession Arrangements (hereinafter - the “Interpretation”); for each arrangement, the Company assesses whether it falls within the scope of the Interpretation. When the grantor does not control the arrangement, the Company classifies the infrastructure, which is the subject matter of the arrangement, as property, plant & equipment in accordance with the provisions of IAS 16.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

E.	Property, plant & equipment (cont.)

2.	Compensation in respect of delay in the construction of a power plant

In cases where the Group is entitled to compensation in respect of delay in the construction of a power plant, the Group assesses the economic substance of the compensation. If the compensation is intended to cover losses incurred to the Company in practice, or loss of income, it is recognized in profit and loss. In other cases, the compensation amount is generally offset against the cost of property, plant and equipment.

3.	Depreciation

Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. The amortizable amount is the cost of the asset, or another amount that replaces the cost, less its residual value. An asset is depreciated from the date it is ready for use, meaning the date it reaches the location and condition required for it to operate in the manner intended by management.

Amortization is recognized in the income statement (unless included in the carrying amount of another asset) on a straight-line basis over the estimated useful life of each part of the property, plant and equipment items, since this method reflects the expected consumption pattern of the future economic benefits inherent in the asset in the best way possible.

Estimates regarding depreciation methods, useful life and residual value are reviewed at the end of each reporting year and adjusted as needed.

The estimated useful life of the principal assets (including in associates) for the current period is as follows:

Power plants Maintenance work Roads and buildings Back up diesel fuel Freehold land is not depreciated.	23 - 40 years 1.5 - 15 years 23 - 30 years by consumption

F.	Intangible assets

1.	Goodwill

Goodwill resulting from the acquisition of subsidiaries is presented under intangible assets. For information regarding measurement of goodwill upon initial recognition, see Section A1 above.
In subsequent periods, goodwill is measured at cost less accumulated impairment losses. For details, see Notes 11B and 11C.

2	Other intangible assets

Other intangible assets acquired by the Group that have a defined useful life are measured at cost less amortization.

3.	Amortization

Amortization is the systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset, less its residual value.

Amortization is recognized in the income statement on a straight-line basis, over the estimated useful lives of the intangible assets from the date they are available for use, since these methods most closely reflect the expected pattern of consumption of the future economic benefits best embodied in each asset. Goodwill is not amortized systematically unless tested for impairment at least once a year.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

F.	Intangible assets (cont.)

3.	Amortization (cont.)

Estimates regarding the amortization method and the useful life are reviewed at the end of each reporting year and adjusted as needed.

G.	Impairment

Non-financial assets

Timing of impairment testing

The carrying amounts of the Group’s non-financial assets, other than inventory and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount of the asset is estimated.

Determining cash-generating units

For the purpose of impairment testing, assets which cannot be specifically tested are grouped into the smallest asset class that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or other groups of assets (hereinafter - a “cash-generating unit").

Measurement of recoverable amount

The recoverable amount of an asset or cash-generating unit is the higher of its value in use and its fair value less disposal costs. When determining the value in use, the Group discounts the projected future cash flows at the pre-tax discount rate that reflects the estimates of the market participants regarding the time value of money and the specific risks attributed to the asset. For the purpose of impairment testing, assets are grouped together into the smallest asset class that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or other groups of assets (hereinafter - a “cash-generating unit").

Recognition of impairment loss

Impairment losses are recognized if the carrying amount of an asset or cash-generating unit exceeds its recoverable amount and are recognized in profit and loss. With regard to cash-generating units that include goodwill, an impairment loss is recognized when the carrying amount of the cash-generating unit, after grossing up the goodwill balance, with the non-controlling interests measured according to their proportionate share in the net identifiable assets, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are first allocated to impairment of the carrying value of goodwill attributed to those units and subsequently to impairment of the carrying value of the other assets in the cash-generating units, proportionally.

H.	Employee benefits

Defined contribution plans

The Group has a defined contribution plan. A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. The Group’s obligations for contributions to defined contribution plans are recognized as an expense in profit and loss in the periods during which related services are rendered by the employees. Liabilities for contributions into a defined contribution plan that are due for payment within more than 12 months from the end of the period in which the employees rendered the service are recognized at their present value.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

H.	Employee benefits (cont.)

Share-based compensation transactions

The fair value at the grant date of share-based compensation bonuses to the Company’s employees is recognized as a salary expense in parallel to an increase in equity over the period in which a non-contingent entitlement to the bonuses is achieved. The amount recognized as an expense in respect of share-based compensation bonuses that is subject to vesting conditions that are service terms is adjusted to reflect the number of bonuses that are expected to vest.

The fair value of the liability for employees for rights to share in the profits of the CPV Group was treated as a cash-settled share-based payment and recognized as an expense against a corresponding increase in liability, over the period in which the unconditional right to payment is achieved. The liability is remeasured at each reporting date until the settlement date. CPV Group’s profit sharing rights are based on CPV Group’s fair value. The changes in the fair value of the liability were included in general and administrative expenses in the income statement.

I.	Revenues

The Group recognizes income when the customer gains control over the promised goods or services. The income is measured at fair value of the consideration to which the Group expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties.

Revenues from the sale of electricity and steam are recognized in the period in which the sale takes place in accordance with the price set in the electricity sale agreements with customers and the quantities of electricity supplied.

The Group has two main types of income:

1.
Revenues from the sale of electricity and steam to private customers, which are recognized in the period in which the electricity was supplied, and in accordance with the price set in the agreements with the customers.

2.	Income from provision of power plants’ capacity are recognized over the period during which capacity was provided.

When setting the transaction price, the Groups takes into consideration fixed amounts and amounts that may vary as a result of discounts, credits, price concessions, penalties, claims and disputes and contract modifications that the consideration in their respect has not yet been agreed by the parties.

The Group includes in the transaction price the variable consideration amount, or part thereof, when it is highly probable that a significant reversal of the recognized accumulated income amount will not occur when the uncertainty associated with the variable consideration has been subsequently resolved. At the end of each reporting period and if necessary, the Group revises the estimate of the variable consideration included in the transaction price.

Furthermore, the Group recognizes compensation paid to customers in respect of delays in the commercial operation date of power plants on payment date within long-term prepaid expenses, and amortizes them throughout the term of the contract, from the date of commercial operation of the power plant, against a decrease in revenues from contracts with customers.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

I.	Revenues (cont.)

Upon the sale of electricity to private customers, the Group collects from the customers costs in respect of public utilities provided by Israel Electric Corporation (hereinafter - the “IEC”), whose rates are set by the Israeli Electricity Authority. Those utility costs are transferred by the Group to the Israel Electric Corporation without a margin. The Group views the sale of electricity and the sale of the utility services as a single performance obligation, since these are services and/or commodities that are inseparable. Since the customer views the Company as its main supplier in respect of this performance obligation according to indicators defined above, the Group recognizes the income at the gross amount of the proceeds.

J.	Finance income and expenses

Finance expenses include, among other things, interest expenses in respect of loans and debentures received, losses from derivative financial instruments recognized in profit and loss, losses from hedging instruments recognized in profit and loss and early repayment fees of loans. Borrowing costs are recognized in the income statement using the effective interest method.

Finance income includes interest income in respect of loans granted and amounts invested, and gains from derivative financial instruments recognized in profit and loss.

Gains and losses on exchange rate differences in respect of financial assets and liabilities are reported on a net basis as finance income or finance expenses, depending on their position (net profit or loss).

In statements of cash flows, interest received is presented under cash flows from investing activities. Interest paid is presented under cash flows from financing activities.

Borrowing costs capitalized to qualifying assets and paid are presented as part of the costs to construct property, plant, and equipment under cash flows from investing activities. Cash flows paid (or received) in respect of derivative financial instruments used to hedge loans are presented under cash flows from financing activities.

K.	Expenses for income tax

Income taxes include current and deferred taxes. Income taxes are recognized in the income statement unless the tax derives from a business combination or are recognized directly to equity or other comprehensive income if derived from items recognized directly in equity or other comprehensive income.

Current taxes

Current tax is the tax amount expected to be paid (or received) on taxable income in the tax year, when it is calculated at the tax rates under the applicable laws that have been enacted or substantively enacted as of the reporting date. Current taxes include taxes in respect of previous years.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

K.	Expenses for income tax (cont.)

Deferred taxes

Deferred taxes are recognized in respect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their value for tax purposes. The Group does not recognize deferred taxes in respect of the following temporary differences: (1) initial recognition of goodwill; (2) initial recognition of assets and liabilities in a transaction that does not constitute a business combination and does not affect the accounting profit and the profit for tax purposes; (3) the differences are due to an investment in subsidiaries, if the Group controls the reversal date of the difference and, they are not expected to reverse in the foreseeable future, whether by way of disposal of an investment or by way of dividend distribution in respect of an investment.

Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset for carryforward losses, tax benefits and deductible temporary differences is recognized if it is probable that future taxable income can be utilized. Deferred tax assets are examined on every reporting date, and if the attributed tax benefits are not expected to materialize, they are amortized.

Deferred tax assets which were not recognized are reassessed on every reporting date and recognized if the expectation changes such that future taxable income will be available against which they can be utilized.

Offsetting current and deferred tax assets and liabilities

The Group offsets deferred tax assets and liabilities if there is a legally enforceable right to offset current tax liabilities and assets, and they are attributed to the same taxable income levied by the same tax authority on the same taxable company, or on various tax entities, but they intend to settle deferred tax liabilities and assets on a net basis or their current tax assets and liabilities will be realized simultaneously.

Provision in respect of uncertain tax positions, including additional tax and interest expenses, is recognized when it is more likely than not that the Group will need to use its economic resources to settle the obligation.

L.	Capitalization of borrowing costs

A qualifying asset is an asset that requires a substantial period to prepare it for its intended use or sale. Specific and non-specific borrowing costs are capitalized to a qualifying asset during the period required for construction and completion until the date it is ready for its intended use. Other borrowing costs are expensed in profit and loss as incurred.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

M.	Leases

1.	Leased assets and lease liabilities

Contracts that confer on the Group the right to control the use of an asset in respect of a lease for a period of time in exchange for a consideration are accounted for as leases. Upon initial recognition, the Group recognizes a liability in the amount of the present value of the future lease payments (such payments do not include certain variable lease payments), and at the same time, the Group recognizes a right-of-use asset in the amount of the lease liability, adjusted for the lease payments - prepaid or accrued - plus direct costs incurred in the lease.

Since the interest rate implicit in the Group’s leases cannot be determined, the Group uses the incremental interest rate of the lessee.

Subsequent to initial recognition, the right-of-use asset is accounted for using the cost model and amortized throughout the lease term or throughout the useful life of the asset, whichever is earlier.

2.	Lease term

The lease term is determined as the period in which the lease is non-terminable, together with the periods covered by an option to extend or terminate the lease if it is reasonably certain that the lessee will exercise or not to exercise the option, respectively.

3.	Amortization of right-of-use asset

Subsequent to the lease commencement date, the right-of-use asset is measured using the cost method, less accumulated depreciation and accrued impairment losses adjusted for remeasurement of the lease liability. The depreciation is calculated on the straight line basis over the useful life or the contractual lease term, whichever is earlier: Land - 49-24 years and other assets - 16-12 years.

N.	Agreements with the tax equity partner (relevant only for associates)

CPV Group entered into agreements with parties that have a federal tax liability in the US (hereinafter - the “Tax Equity Partners”) for the purpose of financing the construction and operation of photovoltaic projects in the US through associates (hereinafter- the “Projects”). According to the terms of the arrangements, the Tax Equity Partners invested a certain amount in projects immediately prior to their commercial operation date in exchange for the issuance of units which confer upon them a pro rata share of the project’s free distributable cash flow until reaching a predetermined rate of return, as well as the right to receive tax benefits arising from the project. The projects’ tax benefits include an ITC (Investment Tax Credit) or PTC (Production Tax Credit) as well as a proportionate share in the taxable income of the projects (hereinafter - the “Tax Benefits”).

Future amounts that will be paid to the Tax Equity Partners out of the free cash flow for distribution constitute a financial liability, which is measured using an amortized cost model in accordance with the effective interest method. The tax credit is accounted for as a government grant in accordance with the provisions of IAS 20. The Company opted to present the tax credit as a deferred income, which will be carried to profit or loss over the useful life of the photovoltaic facilities or over the period of eligibility to benefits, as applicable.

The amounts attributed to the Tax Equity Partner’s right to receive a proportionate share of the taxable income of the Partnership are recognized as a non-financial liability, which is carried to profit and loss over the arrangement period, with the tax equity partners. In addition, once the tax equity partners reach the predetermined rates of return set in the agreement (hereinafter- the “flip point”), the share of the tax equity partners decreases.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

O.	New standards and interpretations not yet adopted

IFRS 18, Presentation and Disclosure in Financial Statements

This standard supersedes IAS 1 - Presentation of Financial Statements. The objective of the standard is to provide improved structure and content for the financial statements, specifically the Statement of Profit or Loss. The standard includes new disclosure and presentation requirements, and requirements which have been retained from IAS 1 with slight changes in wording. Generally, expenses in the Statement of Profit or Loss shall be classified into three categories: operating profit, investment income, and finance income. The standard also includes requirements to provide separate disclosure in the financial statements regarding the use of NON-GAAP measures, and specific guidance on aggregation and disaggregation of items in the financial statements and notes.

The standard’s initial application date is for annual periods commencing on January 1, 2027; early application is permitted. The Group is studying the effects of the standard on the Financial Statements.

NOTE 4 – DETERMINATION OF FAIR VALUE

In determining the fair value of an asset or liability, the Group uses as many observable inputs as possible. Fair value measurements are divided into three levels in the fair value hierarchy, based on the inputs used in the valuation, as follows:

Level 1 - Quoted (unadjusted) prices in an active market for identical assets or liabilities.

Level 2 - Observable inputs, directly or indirectly, which are not included in Level 1 above.

Level 3 - Data that are not based on observable market inputs.

As part of the accounting policy principles and disclosure requirements, the Group is required to determine the fair value of financial and non-financial assets and liabilities. The fair value is determined for measurement and/or disclosure purposes using the methods described below. Additional information regarding the assumptions used to determine the fair values is provided in the notes referring to that asset or liability.

A.	Trade and other receivables and debit balances

The fair value of trade and other receivables is determined upon initial recognition based on the present value of the future cash flows, discounted at the market interest rate as of the measurement date. With regard to most of the Group’s trade and other receivables, since the credit period is short and constitutes the accepted credit in the industry, the future consideration is not capitalized, and subsequent to initial recognition the carrying amount approximates their fair value. The carrying amount of cash and restricted deposits as well as long-term receivables also approximates their fair value, since those assets bear interest at a rate similar to the interest rate accepted in the market for similar assets.

B.	Derivative financial instruments

The fair value of foreign currency forwards is determined by using quotations of a trading system that quotes the market input entered by financial entities and used to calculate the fair value. The fair value is determined by discounting the future value arising from the difference between the opening price and the price as of measurement date.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 4 – DETERMINATION OF FAIR VALUE (cont.)

B.	Derivative financial instruments (cont.)

The fair value of interest rate swaps is determined by using quotations of a trading system that quotes the market input entered by financial entities and used to calculate the fair value. The fair value is determined by discounting the estimated future cash flows based on the conditions and the term to maturity of each contract, using market interest rates for a similar instruments at the measurement date. When determining the fair value, the Company takes into account the credit risk of the parties to the contract.

The fair value of CPI swap contracts is determined in accordance with the discounted NIS amount payable in nominal NIS interest and the discounted expected cash flow from NIS real interest. When determining the fair value, the Company takes into account the credit risk of the parties to the contract.

The fair value of long-term contracts in respect of electricity prices is set using quotations of the relevant future electricity prices.

 For further details, see Note 21C.

C.	Non-derivative financial liabilities

The fair value of certain trade and other payables is determined upon initial recognition based on the present value of the future cash flows, discounted at the market interest rate as of the measurement date. With regard to most of the Group’s trade and other payables, since the credit period is short, the future consideration is not discounted, and subsequent to initial recognition the carrying amount approximates their fair value.

The fair value of all other financial liabilities, which is determined subsequent to initial recognition for disclosure purposes, is calculated as follows: bank loans and loans from non-controlling interests - based on the present value of the future cash flows in respect of the principal and interest component, discounted by the relevant rating curve; marketable debentures - their quoted price on closing of trade as of measurement date.

D.	Share-based compensation transactions

In Israel

The fair value of employee options is measured using the Black & Scholes option pricing model. The model's assumptions include the share price as of measurement date, the option’s exercise price, expected volatility of the share, the option’s contractual term, expected dividend yield, and risk-free interest rate (based on government bonds). Service terms are not taken into account when determining the fair value. The RSUs’ fair value was estimated based on the Company’s share price at grant date.

In CPV Group (cash-settled)

The fair value of employees’ profit sharing plan, which is calculated every reporting period for measurement purposes, is determined using an option pricing model (OPM). The model's assumptions include the estimated fair value of the plan, which is derived from the value of CPV Group, and the base mechanism that was set in the plan - all as of the measurement date, expected standard deviation, expected life and risk-free interest rate (on the basis of US government bonds). Service terms are not taken into account when determining the fair value. For further details – see Note 16C.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 5 - CASH AND CASH EQUIVALENTS

		As of December 31
	Nominal interest	2024	2023
	December 31, 2024	NIS million	NIS million

Current account balances		53	522
Interest-bearing current account balances	4.2%	693	-
Deposits	4.2%	216	485

		962	1,007

For additional information about transactions and balances with related and interested parties, see Note 22.
For further details regarding the Group’s exposure to credit, interest and foreign currency risks, and a sensitivity analysis, see Note 21.

NOTE 6 - CASH AND RESTRICTED DEPOSITS WITH BANKING CORPORATIONS

		As of December 31
	Nominal interest	2024	2023
	December 31, 2024	NIS million	NIS million

Cash and long-term restricted deposits (1)	4.6%	60	59

(1) For further details, see Note 14B2.
For further details regarding the Group’s exposure to credit, interest and foreign currency risks, and a sensitivity analysis, see Note 21.

NOTE 7 – RECEIVABLES AND DEBIT BALANCES

	As of December 31
	2024	2023
	NIS million	NIS million

Prepaid expenses	40	45
Institutions	39	30
Receivables in respect of gas agreement (1)	-	18
Receivables in respect of sale of ITC grant (2)	-	270
Deposits to a third party for collaterals	3	14
Short-term derivative financial instruments	-	12
Other	8	29

	90	418

(1)	For further details – see Note 26C3.
(2)
The balance as of December 31, 2023 is in respect of CPV Renewable. For details regarding loss of control, deconsolidation and transition to the equity method in the fourth quarter of 2024 with respect to the investment in CPV Renewable, see Note 23E.

For additional information about transactions and balances with related and interested parties, see Note 22.
For further details regarding the Group’s exposure to credit and foreign currency risks, and a sensitivity analysis, see Note 21.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 8 - LONG-TERM PREPAID EXPENSES AND OTHER RECEIVABLES

	As of December 31
	2024	2023
	NIS million	NIS million

Subordinated long-term loans to Valley (1)	117	109
Payments to customers (2)	24	23
Deferred tax assets	10	57
Deferred finance expenses (3)	-	28
Deposits in respect of provision of collateral to a third party (4)	-	17
Other	11	13

	162	247

(1)	For details, see Note 22C.

(2)	The balance represents compensation paid to customers in Israel due to a delay in the commercial operation date of power plants.

(3)
The balance as of December 31, 2023 pertains to various fees paid under financing agreements and credit facilities by CPV Renewable - which, as of that date - have not yet been credited to the loan balance.For details regarding loss of control, deconsolidation and transition to the equity method in the fourth quarter of 2024 with respect to the investment in CPV Renewable, see Note 23E.

(4)
The balance as of December 31, 2023 is in respect of CPV Renewable. For details regarding loss of control, deconsolidation and transition to the equity method in the fourth quarter of 2024 with respect to the investment in CPV Renewable, see Note 23E.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 9 – PROPERTY, PLANT & EQUIPMENT

A.	Composition

	Active power plants and ancillary equipment	Power plants under construction and development	Land and other assets (1)	Advances on account of property, plant and equipment	Total
	NIS million	NIS million	NIS million	NIS million	NIS million

Cost
Balance as of January 1, 2023	2,680	1,942	390	151	5,163
Acquisitions as part of a business combination	1,035	-	88	23	1,146
Additions	15	994	92	(68)	1,033
Derecognitions	(16)	(41)	(33)	-	(90)
Classification from assets under construction due to commercial operation	1,826	(1,860)	34	-	-
Effect of changes in exchange rates	2	17	-	1	20

Balance as of December 31, 2023	5,542	1,052	571	107	7,272
Additions	67	913	59	7	1,046
Derecognitions	(24)	-	(15)	-	(39)
Classification from assets under construction due to commercial operation	401	(401)	-	-	-
Impairment (2)	-	(31)	-	-	(31)
Deconsolidation (3)	(1,560)	(1,267)	(30)	(28)	(2,885)
Effect of changes in exchange rates	40	28	-	1	69

Balance as of December 31, 2024	4,466	294	585	87	5,432

Accumulated depreciation
Balance as of January 1, 2023	773	-	66	-	839
Depreciation per year	192	-	15	-	207
Derecognitions	(16)	-	(1)	-	(17)

Balance as of December 31, 2023	949	-	80	-	1,029
Depreciation per year	245	-	14	-	259
Derecognitions	(24)	-	(2)	-	(26)
Deconsolidation (3)	(64)	-	(5)	-	(69)
Effect of changes in exchange rates	1	-	-	-	1

Balance as of December 31, 2024	1,107	-	87	-	1,194

Amortized balance as of December 31, 2024	3,359	294	498	87	4,238

Amortized balance as of December 31, 2023	4,593	1,052	491	107	6,243

Amortized balance as of January 1, 2023	1,907	1,942	324	151	4,324

(1)	Includes land owned by the Gat Power Plant totaling approx. NIS 84 million.
(2)	For details regarding impairment loss in Hadera 2, see Note 10B3.
(3)	For details regarding loss of control, deconsolidation and transition to the equity method in the fourth quarter of 2024 with respect to the investment in CPV Renewable, see Note 23E.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 9 – PROPERTY, PLANT & EQUIPMENT (cont.)

B.	Non-cash purchase of property, plant and equipment

In the years ended December 31, 2024 and 2023, non-cash property, plant and equipment was purchased in the amount of approx. NIS 26 million and approx. NIS 111 million, respectively.

For further details regarding maintenance and service agreements into which Group companies entered, see Note 26B.

D.	Projects under construction in Israel - material construction and equipment agreements

Sorek 2

In May 2020, Sorek 2 (a special-purpose company wholly‑owned by OPC Power Plants) signed an agreement with SMS IDE Ltd. (hereinafter - “IDE”), which won a tender of the State of Israel for the construction, operation, maintenance and transfer of a seawater desalination facility on the Sorek B site, whereby Sorek 2 is to supply equipment, construct, operate, and maintain a (natural gas-fired) energy generation facility on the site of the Desalination Facility, with a production capacity of approx. 87 MW (hereinafter – the “Generation Facility”). Sorek 2’s engagement with IDE includes, among other things, undertakings by Sorek 2 to construct the Generation Facility within the time frames set in the agreement (when, among other things, deviation from the time frames may require compensation subject to the provisions of the agreement), and an undertaking to supply energy at a certain capacity and scope to the desalination facility over a period that will end 25 years from the commercial operation date of the desalination facility. At the end of the aforesaid period, ownership of the Generation Facility will be transferred to the State. To secure Sorek 2’s commitments under the construction agreement of the generation facility, the Company provided IDE guarantees that will remain valid throughout the term of the construction agreement.

In June 2021, Sorek 2 contracted with BHI CO. Ltd. (hereinafter - “BHI”) a South Korean-owned corporation that will serve as the project’s construction contractor entered into a “lump sum turn-key” EPC agreement, under which the Construction Contractor will build the said generation facility, all in accordance with the milestones, terms and dates set with respect to each of the agreement’s components. An IDE group corporation is also a party to the Construction Agreement (in its capacity as the commissioning party), under which systems are supplied to the desalination facility, for which the said corporation is required to pay.

Sorek 2’s share in the amount payable to the Construction Contractor is estimated at approx. USD 42 million (as of the signing date of the agreement); this amount also includes the amount payable for the purchase of the gas turbines.1 The consideration as per the agreement is paid in various foreign currencies, specifically the USD and the EUR. As part of its currency risk management policy, Sorek 2 partially hedged its exposure to changes in the exchange rates under the construction agreement through forwards and opted to implement cash flow hedge accounting.

In addition, the construction agreement includes provisions that are generally accepted in agreements of this type, including with regard to capped agreed compensation in respect of delays, non-compliance with execution and availability requirements; the agreement also sets the scope of liability and requirements for provision of guarantees in the various stages of the project.

1The gas turbine shall be supplied by companies of the General Electric (GE) group by virtue of an equipment supply agreement that was originally signed by Sorek 2 and assigned to the construction contractor under the same terms.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 9 – PROPERTY, PLANT & EQUIPMENT (cont.)

D.	Projects under construction in Israel - material construction and equipment agreements (cont.)

In 2023, the Construction Contractor served Sorek 2 with a force majeure notice following the outbreak of the War. During the reporting period, following an escalation in the state of war, a notice was issued regarding the evacuation of the contractors’ migrant workers from Israel. Upon receiving these notices, Sorek 2 notified IDE and the State of the above notices of events stating that, due to the expected schedule overruns, as well as due to the migrant workers’ evacuation from the site, schedule overruns and construction completion delays are expected. Such delays may trigger an increase in project costs beyond the expected costs.

It is noted that a delay in the commercial operation beyond the original contractual date, which is not deemed a justified delay as defined in the project agreements, may trigger the payment of a limited-rate graduated monthly compensation (taking into consideration the duration of the delay, with a delay beyond the utilization of the compensation cap possibly giving rise to a termination right). It is hereby clarified that, during the first delay period, the amount of the compensation in respect of unjustified delay is immaterial.

As of the report approval date, the ultimate consequences of these delays (including other potential delays), considering, inter alia, various force majeure claims that have not yet been fully investigated to date, are uncertain.

NOTE 10 – RIGHT-OF-USE ASSETS AND LONG-TERM DEFERRED EXPENSES

A.	Composition of right‑of‑use assets and long-term deferred expenses

	Land (b)	Other (1)	Long-term deferred expenses (2)	Total
	NIS million	NIS million	NIS million	NIS million

Balance as of January 1, 2023	273	74	97	444
Additions	122	19	117	258
Acquisitions as part of a business combination	-	9	-	9
Remeasurement (3)	(46)	-	-	(46)
Derecognitions	-	(1)	-	(1)
Depreciation	(14)	(13)	(5)	(32)
Effect of changes in exchange rates	(1)	-	-	(1)

Balance as of December 31, 2023	334	88	209	631
Additions	-	-	193	193
Derecognitions	-	(2)	-	(2)
Depreciation	(13)	(13)	(5)	(31)
Deconsolidation (4)	(159)	-	-	(159)
Effect of changes in exchange rates	5	-	-	5

Balance as of December 31, 2024	167	73	397	637

(1)	Mainly includes costs paid with respect to the construction of the PRMS Facilities for the Hadera and Zomet power plants and leases on offices in Israel and the USA.
(2)	Mainly in respect of payments in respect of infrastructure for electricity transmission lines, and payments in respect of the Ramat Beka project as described in Section B5 below.
(3)	For details see Note B5.
(4)	For details regarding loss of control, deconsolidation and transition to the equity method in the fourth quarter of 2024 with respect to the investment in CPV Renewable, see Note 23E.

For details regarding the maturity analysis of lease liabilities, see Notes 21B2.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 10 – RIGHT-OF-USE ASSETS, LONG-TERM DEFERRED EXPENSES (cont.)

B.	Agreements in Israel

1.	The Rotem Power Plant

Rotem has a lease agreement for a 55 dunam plot of land in Mishor Rotem. Under the conditions set out in the agreement, the lease is for a term of 49 years as from November 4, 2010, with an option to extend the lease for one additional term of 49 years, subject to advance notice. In the event of rezoning of the plot during the Lease Term, the Lessor will not be required to extend the Lease Term. The lessor may cancel the lease agreement in events defined in the Agreement as a fundamental breach.

2.	Rotem 2

Rotem 2 has a lease agreement for plots with a total area of approx. 55 dunams. Land adjacent to the Rotem Power Plant. Under the conditions set out in the agreement, the lease is for a term of 49 years as from March 9, 2014, with an option to extend the lease for one additional term of 49 years, subject to the terms and conditions of the agreement. The lessor may cancel the lease agreement in events defined in the Agreement as a fundamental breach. In August 2022, an extension was received from the Israel Lands Administration (hereinafter - the “ILA”) to complete the construction work on the land in accordance with the lease agreement, free of charge, up until March 9, 2025, in consideration for the payment of an amount, which is immaterial to the Company. As of the Report approval date, a date has not yet been set for the filing of the permit application. The Company is working with the ILA to obtain an additional extension for the development period, which has not yet been approved as of the Report approval date.

3.	The Hadera Power Plant

Hadera leases land covering approx. 28 dunams (including an emergency road) from Infinya. The monthly rent amounts to approx. NIS 118 thousand (linked to the CPI), subject to adjustments in certain cases, and the lease term is 24 years and 11 months starting from December 2018. The agreement grants the parties a termination right, inter alia, in various default events, and grants Infinya a termination right in the event of a material breach by Hadera, including breach of the commitment to pay rent, subject to remediation periods and as determined in the agreement.

4.	Hadera 2

Hadera 2 has an agreement with Infinya to lease of a plot of approx. 68 dunams adjacent to the Hadera Power Plant, whereby an annual option was awarded to Hadera 2 to exercise a lease agreement regarding land designated for the construction of a power plant, for an average payment of approx. NIS 6 million per year. The option may be renewed every year for a period of up to 5 years (end of 2027), under the terms set in the agreement. In December 2024, Hadera 2 renewed the option in respect of 2025 and paid approx. NIS 6 million.

If the option is exercised and a lease agreement will be signed, it will be for a period of 24 years and 11 months, commencing on the option exercise date. Furthermore, it provided that the Company will bear all the fees, taxes and payments that will be imposed with regard to the construction of a power plant on the leased property.

On April 17, 2024, the Israeli government rejected National Infrastructures Plan (NIP) 20B, for the construction of a natural gas-fired power generation plant (hereinafter - “Hadera 2 Project”) on the said land.

In view of the above Government Resolution, the Company assessed the recoverable amount of the Hadera 2 Project in its financial statements in accordance with the provisions of IAS 36 and accordingly recognized an impairment loss at the full carrying value and approx. NIS 31 million under other expenses, net.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 10 – RIGHT-OF-USE ASSETS, LONG-TERM DEFERRED EXPENSES (cont.)

B.	Agreements in Israel (cont.)

4.	Hadera 2 (cont.)

In June 2024, further to the abovementioned Government Resolution, Hadera 2 filed a petition to the High Court of Justice, which is pending as of the report approval date. On December 12, 2024, an order nisi was issued ordering the government to explain its decision, and subsequent to the report date, a hearing was scheduled regarding the petition for April 2025.

The Company is considering other alternatives with respect to the Hadera 2 site, in the event that it will be impossible to construct a natural gas-fired power plant.

5.	Zomet Power Plant

In January 2020, the ILA approved the designation of an area of approx. 85 dunams for construction of a power plant for electricity generation by Zomet. In January 2020, the ILA and Kibbutz Netiv HLH (hereinafter - the “Kibbutz”) signed a development agreement for the Land, effective until November 5, 2024, and after fulfillment of its terms, a lease agreement will be signed for a term of 24 years and 11 months from approval of the transaction, namely until November 4, 2044. The lease contract allows the extension of the lease term subject to the extension of the electricity generation license, and accordingly subject to the ILA’s procedures that will be in effect at that time.

In addition, in January 2020, Zomet and the Kibbutz signed an agreement of principles for the founding of a joint corporation, which was established by Zomet and the Kibbutz as a limited partnership,2 to which the rights to the Land were transferred upon approval of the transaction by the ILA in May 2020. The consideration for the rights of the Kibbutz to the land under which a development agreement with the ILA can be signed amounted to NIS 30 million. In February 2020, an updated lease agreement was also signed according to which the Joint Corporation, as the owner of the Land, will lease the Land to Zomet in favor of the project.

In January 2020, the ILA issued a financial specification of the capitalization fees, according to which the value of the Land (excluding development expenses) was estimated at approx. NIS 207 million (hereinafter - the “Initial Assessment"). In order to complete the Land transaction, in January 2020 Zomet settled the payment of 75% of the Initial Assessment on behalf of the Joint Corporation and through the Kibbutz. The Agreement in Principle clarified that the Kibbutz acted as a trustee of the Joint Corporation when it signed the Development Agreement with the ILA and acted as an agent of the Joint Company when it signed the financial specification. Furthermore, the Company provided the remaining balance (25%) of the Initial Assessment as a bank guarantee in favor of the ILA.

In January 2021, a final assessment was issued by the ILA in respect of the land, whereby the value of the usage fees for the land amounts to approx. NIS 200 million (hereinafter – the “Final Assessment”). Accordingly, a refund was received in respect of the difference paid compared with the Initial Assessment. In November 2021, the Joint Corporation filed an appraisal appeal on the final assessment and in January 2023, a decision was issued regarding the first legal objection, whereunder the final assessment amount was reduced to approx. NIS 154 million. In May 2023, Zomet appealed against the decision regarding the appeal and in October 2024, Zomet withdrew its appeal on the decision. Accordingly, Zomet has paid the ILA an immaterial amount subsequent to the report date and has been refunded the guarantee of approx. NIS 58 million it had given to the ILA.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 10 – RIGHT-OF-USE ASSETS, LONG-TERM DEFERRED EXPENSES (cont.)

B.	Agreements in Israel (cont.)

6.	The Ramat Beka renewable energy project

On May 10, 2023, the Group - through OPC Power Plants (hereinafter - the “Winning Bidder”) - was announced the winner of a tender issued by the ILA for planning and an option to purchase leasehold rights in land, for the construction of renewable energy electricity generation facilities using photovoltaic technology in combination with storage, for three compounds in the Neot Hovav Industrial Local Council, over a total area of approx. 2,270 dunam (hereinafter - the “Previous Tender”). The Group’s bids in the Tender totaled approx. NIS 484 million, in the aggregate, for all three Tender Compounds.

Additionally, on June 30, 2024, it was announced that the Group - through OPC Power Plants - won a further tender issued by the Israel Land Authority for planning and an option to purchase leasehold rights in land for the construction of renewable energy electricity generation facilities using photovoltaic technology in combination with storage with respect to two compounds with an aggregate area of approx. 1,617 dunams (hereinafter - the “Two Compounds”), which are in proximity to the compounds in respect of which the Group won the previous tender. The Group’s bids in the Additional Tender total approx. NIS 890 million, in the aggregate, for the two Compounds (hereinafter - the “Current Tender”).

Under the terms and conditions of the Previous and Current Tenders, the bids amounts shall be paid in the following manner for each of the compounds: (1) With respect to participating in the Tenders, the Group has provided a guarantee of approx. NIS 5 million for each of the compounds which are the subject matter of the Previous Tender (a total of NIS 15 million) and subject matter of the Current Tender (a total of NIS 10 million), which - in accordance with the terms and conditions of the Tender - were realized upon winning and will be deducted from the first payment, as stated below; (2) In August 2023 and September 2024, further amounts totaling approx. NIS 97 million and approx. NIS 178 million were paid, which were comprised of amounts which constitute 20% of the bid amount for each compound in respect of a planning authorization agreement for the period prescribed in the tender documents of the Previous and Current Tenders, respectively; (3) Upon approval of a new outline plan (if any) under which the project may be constructed, lease agreements will be signed for a period of 24 years and 11 months, to build and operate the project(s), against payment of the remaining 80% of the bid amount per compound. To clarify, approx. 20% of the said bid amount paid will not be refunded to the Winning Bidder even if the project(s)’ development and planning procedures never develop into an authorized plan and lease agreements are not signed.

The Company believes that the proximity of the compounds, which are the subject matter of the current tender, to the compounds included in the previous tender, which is under development, constitutes a significant and unique advantage for OPC Power Plants, which is promoting a consolidated project covering all compounds and subject to appropriate development procedures.

As of the approval date of the financial statements, it is uncertain that approvals, consents, or actions required for the completion of the project/s will be completed with respect to any of the compounds.

On July 23, 2024 OPC Power Plants received purchase tax assessments in connection with the Previous Tender amounting to approx. NIS 29 million. OPC Power Plants disagrees with the Israel Tax Authority’s position and its financial demands as included in the purchase tax assessments, due to, among other things, the Company’s position that the arrangement as per the Israel Land Authority’s tender does not establish a “right in land”. Subsequent to the report date, OPC Power Plants appealed the purchase tax assessment. As of the report date, the Company is of the opinion that since the chances of its position being allowed are higher than the chances that it will be dismissed, no provision was made in respect of the assessment amount.

2   Composition of the Joint Corporation: (1) The general partner, Zomet HLH General Partner Ltd. (1%) held by Zomet (74%) and the Kibbutz (26%); (2) The limited partners are Zomet (73%) and the Kibbutz (26%).

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 10 – RIGHT-OF-USE ASSETS, LONG-TERM DEFERRED EXPENSES (cont.)

B.	Agreements in Israel (cont.)

6.	The Ramat Beka renewable energy project (cont.)

In December 2024, OPC Power Plants signed a binding agreement to supply solar panels for the Ramat Beka project with a global supplier (hereinafter – the “Panel Supplier”), to purchase solar panels with a capacity of up to 500 MW and at a total estimated cost of approx. NIS 185 million (approx. USD 50 million). In addition, as per the agreement, the solar panels’ technical specifications, ordering mechanisms, early termination provisions and terms and conditions thereof, supply dates, warranty terms and conditions, payment of advances to the supplier, price adjustment mechanisms, and compensation in the event of a significant delay, as well as the collateral that the Company and panel supplier would provide to ensure their compliance with their contractual undertakings, were stipulated.

NOTE 11 – INTANGIBLE ASSETS

A.	Composition

	Goodwill (1)	PPA	Other	Total
	NIS million	NIS million	NIS million	NIS million

Cost
Balance as of January 1, 2023	412	388	59	859
Additions	-	-	51	51
Acquisitions as part of a business combination	295	93	-	388
Impairment loss in respect of Gnrgy (1)	(23)	-	-	(23)
Effect of changes in exchange rates	13	14	-	27

Balance as of December 31, 2023	697	495	110	1,302
Additions	-	-	25	25
Derecognitions	-	-	(2)	(2)
Impairment loss in respect of Gnrgy (1)	(19)	-	(4)	(23)
Deconsolidation (2)	(471)	(510)	(72)	(1,053)
Effect of changes in exchange rates	14	15	2	31
`
Balance as of December 31, 2024	221	-	59	280

Amortization
Balance as of January 1, 2023	-	75	7	82
Depreciation per year	-	41	12	53
Effect of changes in exchange rates	-	2	-	2

Balance as of December 31, 2023	-	118	19	137
Depreciation per year	-	41	8	49
Derecognitions	-	-	(2)	(2)
Reclassification	-	5	(5)	-
Deconsolidation (2)	-	(166)	(1)	(167)
Effect of changes in exchange rates	-	2	-	2

Balance as of December 31, 2024	-	-	19	19

Amortized balance as of December 31, 2024	221	-	40	261

Amortized balance as of December 31, 2023	697	377	91	1,165

Amortized balance as of January 1, 2023	412	313	52	777

(1)
As of December 31, 2024, it includes a balance in respect of: The Israel power plants operations (mostly Rotem, Hadera and Gat) due to the acquisition of the Gat Power Plant in 2023 for a total of approx. NIS 220 million; for further details, see Note 23F1. For details regarding goodwill impairment loss recognized in respect of the investment in Gnrgy prior to its sale in the third quarter of 2024, see Section C below.

(2)	For details regarding loss of control, deconsolidation and transition to the equity method in the fourth quarter of 2024 with respect to the investment in CPV Renewable, see Note 23E below.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 11 – INTANGIBLE ASSETS (cont.)

B.	Annual impairment testing of goodwill arising as part of the acquisition of the Gat Power Plant

As of the report date, goodwill amounting to approx. NIS 220 million - which arose from the acquisition of the Gat Power Plant - reflects the synergy between Israeli power plants’ activity, whose business model is based on sale to private customers (mostly Rotem, Hadera and Gat).

The annual impairment testing of goodwill as of December 31, 2024, was carried out at the level of the cash-generating unit comprising the three power plants (Rotem, Hadera and Gat) (hereinafter - the “Cash‑Generating Unit”), since this is the lowest level at which goodwill is subject to monitoring for internal reporting purposes.

The impairment testing was carried out by calculating the recoverable amount of the Rotem Power Plant only in accordance with a value in use based on the DCF (discounted cash flows) method.

Following are the key assumptions used in determining Rotem’s value in use:

A.	Forecast years - represent the period spanning from 2025 to 2043 and are based on the estimate of the economic life of the power plant and its value as of the end of the forecast period.
B.	Generation Component forecasts and natural gas prices, which are not backed by an agreement - are based on market forecasts received from external and independent information sources.
C.	An annual long-term inflation rate of 2.5%.
D.	Weighted average cost of capital (WACC) - 8%.

As of December 31, 2024, the recoverable amount of the Rotem Power Plant alone is estimated at approx. NIS 4.3 billion, which exceeds the carrying amount of the cash-generating unit by approx. NIS 2.7 billion, and therefore, no impairment loss was recognized.

C.	Goodwill impairment in respect of Gnrgy, which was recognized prior to its sale in the third quarter of 2024

As part of the acquisition of Gnrgy in December 2021, the Company recognized goodwill totaling approx. NIS 42 million. In 2024 and 2023, the Company recognized impairment losses on its investment in Gnrgy at an aggregate amount equal to the full goodwill balance (in 2024 - approx. NIS 19 million and in 2023 - approx. NIS 23 million), which was included in the other expenses, net line item, based, among other things, on the separation agreement between the Company and the other shareholder in Gnrgy (49%) and the completion of the transaction for the sale of Gnrgy shares by virtue of this agreement in the third quarter of 2024; for further details, see Note 23A4.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 12 - PAYABLES AND CREDIT BALANCES

	As of December 31
	2024	2023
	NIS million	NIS million

Employees and institutions for salaries	63	53
Institutions	18	4
Interest payable	20	18
Profit-sharing plan for CPV Group employees (1)	-	21
Current maturities of lease liabilities	14	18
Liability to tax equity partner (2)	-	270
Other	8	27

	123	411

(1)	For further details – see Note 16C.
(2)
The balance as of December 31, 2023 is in respect of CPV Renewable. For details regarding loss of control, deconsolidation and transition to the equity method in the fourth quarter of 2024 with respect to the investment in CPV Renewable, see Note 23E.

For further details regarding the Group’s exposure to liquidity and foreign currency risks, and a sensitivity analysis, see Note 21.

NOTE 13 - OTHER LONG‑TERM LIABILITIES

	As of December 31
	2024	2023
	NIS million	NIS million

Profit-sharing plan for CPV Group employees (1)	105	68
Liabilities for evacuation, decommissioning, and removal (2)	3	26
Deferred income in respect of ITC grant (2)	-	287
Other liabilities	7	18

	115	399

(1)	For further details, see Note 18C.
(2)
The balances as of December 31, 2023 are mainly with respect to CPV Renewable. For details regarding loss of control, deconsolidation and transition to the equity method in the fourth quarter of 2024 with respect to the investment in CPV Renewable, see Note 23E.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 14 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS

This Note provides information regarding the contractual terms of the Group's interest-bearing loans and credit measured at amortized cost. Additional information regarding the Group's exposure to interest rate, foreign currency and liquidity risks is provided in Note 21.

A.	Composition

(1) Current maturities and short-term credit:
	As of December 31
	2024	2023
	NIS million	NIS million

Current maturities of long-term loans in Israel	80	120
Current maturities of long-term loans in the US Renewable Energies Segment	-	67
Short-term credit in Israel	2	204

	82	391

(2) Long-term loans from banking corporations and financial institutions:
	As of December 31
	2024	2023
	NIS million	NIS million

Loans to OPC Israel (1)	1,650	-
Loans to Hadera	592	652
Loans to Zomet (1)	-	1,142
Loans to Gat (1)	-	438
Loans to the US Renewable Energies segment (2)	-	895
Other loans	-	3

Total from banking corporations and financial institutions	2,242	3,130

Net of deferred finance costs (1),(2)	(12)	(78)
Less current maturities	(80)	(187)

	2,150	2,865

(1)	For details regarding early repayment of project financing at Zomet and Gat and OPC Israel’s taking corporate financing in the third quarter of 2024, see section B1 below.
(2)	For details regarding loss of control, termination of consolidation and transition to the equity method as from the fourth quarter of 2024 with respect to investment in CPV Renewable, see Note 23E.

For details regarding loan agreements and interest rates in Israel, see Section B below.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 14 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Additional details regarding financing agreements in Israel

1.	Corporate financing agreements in Israel

On August 11, 2024 OPC Israel (hereinafter - the “Borrower”) engaged in a financing agreement with Bank Hapoalim Ltd. and a financing agreement with Bank Leumi le-Israel B.M. (hereinafter - the “Lenders”) for the provision of loans totaling NIS 1.65 billion, which were advanced on August 15, 2024 and served mainly for early repayment of the project financing of Zomet - amounting to approx. NIS 1,144 million (including approx. NIS 10 million in accrued interest and approx. NIS 8 million as an early repayment fee) - and the project financing of Gat amounting to approx. NIS 443 million (including approx. NIS 4 million in accrued interest and approx. NIS 4 million as an early repayment fee), and for the financing of the Borrower’s activity as defined in the Financing Agreements. Most of the amount required for the Early Repayment of the Project Credit was advanced to Zomet and Gat by the Borrower thorough intercompany loans.

In respect of the abovementioned early repayment, the Company recognized in the reporting period, one-off finance expenses totaling approx. NIS 49 million under the loss from extinguishment of financial liabilities line item, of which approx. NIS 12 million are in respect of early repayment fees including in the above repayment amounts, and approx. NIS 37 million in respect of amortization of deferred finance costs (non-cash flow).

Subsequent to the report date, on January 30, 2025, the Borrower entered into a financing agreement with Israel Discount Bank Ltd. for the extension of a loan in the total amount of NIS 300 million. On February 18, 2025, NIS 150 million out of the loan amount was advanced, which was used to finance the Borrower's activity as defined in the financing agreement, including repayment of shareholder loans and/or dividend distribution. (It is noted that the Company intends to make use of its share to repay debentures). The balance is expected to be withdrawn in the second half of 2025. The loan was received under conditions similar to those of the Borrower’s other corporate financing agreements in Israel, detailed in Section B1 below, including, among other things, the principal repayment terms, interest terms, collateral and pledges provided, restrictions and undertaking, conditions for distribution and compliance with financial covenants.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 14 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Additional details regarding financing agreements in Israel (cont.)

1.	Corporate financing agreements in Israel (cont.)

Following are the key principles of the Financing Agreements3

Loan provision date	Total Financing Commitments were advanced to the Borrower on August 11, 2024. The loan grant and the execution of the Early Repayment of the Project Credit will take place on August 15, 2024.
Principal terms
Principal of Financing Agreement 1: NIS 850 million.

Principal of Financing Agreement 2: NIS 800 million
.
The loans’ principal will be repaid in quarterly installments from March 25, 2025 through December 25, 2033, as follows: 0.5% in every quarter in 2025; 0.75% in every quarter in 2026; 1% in every quarter in 2027-2029; 5% in every quarter in 2030-2032; 5.75% in every quarter in 2033.

Interest terms
The Financing Agreements bear annual interest at a rate based on Prime interest + a spread ranging from 0.3% to 0.4%.

The interest in respect of each loan will be repaid in quarterly installments from September 25, 2024 through December 25, 2033.

Furthermore, the Financing Agreements include additional interest as is generally accepted, which is payable upon the occurrence of default events (with respect to additional interest due to temporary non-compliance with financial covenants which does not constitute default, see below) and in respect of failure to make payments on time (interest on arrears).

Collateral and pledges
Under the Financing Agreements, the Borrower undertook not to place liens on, or provide collateral for, its assets, including its holdings in subsidiaries, except for certain allowed pledges as defined in the Financing Agreements, mostly for the purpose of existing and/or future project financing (for the Hadera Power Plant) (if any), under the defined terms and conditions.

Furthermore, the Borrower’s subsidiaries provided the Lenders with an undertaking not to take credit, excluding existing and/or future Project Credit (for the Hadera Power Plant) and except with respect to activity in the ordinary course of business, all in accordance with the defined terms and conditions. In addition, company guarantees were provided to the Lenders by certain subsidiaries which are wholly-owned (100%) by the Borrower (directly and/or indirectly).

Additional restrictions, liabilities and material conditions
The Financing Agreements include various undertakings of the Borrower and grounds, upon the fulfillment of which the Lenders will be allowed to call for immediate repayment of the loans (subject to remediation periods or to amounts set if applicable under the circumstances),[4] which include, among other things, failure to make payments in respect of the loan on the dates which were set for that purpose, liquidation procedures, receivership, insolvency or debt arrangements of the Borrower as set forth in the Financing Agreements, change of control in the Company or the Borrower under defined circumstances and conditions, certain events which have an adverse effect on the Borrower’s activity as set forth in the Financing Agreements, restructuring - except for certain defined exceptions, a change in the area of activity of the Borrower under set conditions, restrictions on the sale of assets under set conditions, failure to comply with the following financial covenants in accordance with the terms and conditions which were set (except for cases where a certain deviation does not constitute grounds subject to the provisions regarding additional interest as detailed below), and a cross-default clause where the Borrower’s debt is called for immediate repayment upon the fulfillment of certain set terms and conditions.

In addition, provisions were set with regard to fees, as is generally accepted in financing agreements, including transaction and early repayment fees. It is clarified that early repayment fees in respect of each loan (except for fees in respect of economic damage, as applicable) were set at levels which decrease gradually over the loan term, such that within a set number of years no early repayment fees will apply.

Conditions for distribution
Distribution by the Borrower (including repayment of subordinated shareholder loans provided to the Borrower and/or its investees, excluding the Rotem Loan) is subject to conditions generally accepted in financing agreements, and to compliance with the following financial covenants:

The ratio between the net financial debt less the financial debt designated for construction of the projects that have not yet started generating EBITDA, and the adjusted EBITDA, as defined below, shall not exceed 7.

[3]	The Financing Agreements are separate and independent of each other; however, considering their similar characteristics, they are described collectively, where relevant.
[4]
In accordance with the Financing Agreements, some of the Borrower’s undertakings and grounds for immediate repayment (as detailed below) apply in respect of events of material subsidiaries of the Borrower (which include, among other things, OPC Power Plants, Rotem, Zomet, etc.).

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 14 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Additional details regarding financing agreements in Israel (cont.)

1.	Corporate financing agreements in Israel (cont.)

Financial covenants
The financial covenants will be assessed at the end of each quarter (hereinafter - the “Measurement Date”), immediately after the approval date of the financial statements of the Borrower. Following are the financial covenants applicable to the Borrower (on a consolidated basis) on each measurement date in connection with each of the Financing Agreements:

• The ratio of the net financial debt(1) less financial debt designated for construction of the projects that have not yet started generating EBITDA(2), and the adjusted EBITDA(3) shall not exceed 8 (hereinafter - “Debt to EBITDA Ratio”).
• The equity(4) to total assets ratio(5) shall not fall below 20%.
• The Company's equity(4) will not fall below NIS 1.1 billion.

(1)  Net financial debt - Total (1) Long and short-term interest-bearing debts (including the Borrower’s share in such debts of associates) to banking institutions, financial entities and any other entity engaged in the provision of loans; (2) Shareholder loans, excluding subordinated shareholder loans, as defined by the Financing Agreements, excluding the Rotem Loan;[5] (3) Plus and/or less principal and/or interest swaps at their nominal value (less and/or plus the deposits provided to secure them); and (4) Net of financial assets.

Financial assets - total (1) Cash and cash equivalents and (2) Deposits with banks and financial institutions (excluding restricted deposits provided against a guarantee), provided that they are clear and free of any pledge, incumbrance and foreclosure. It is noted that cash and cash equivalents and deposits restricted to the servicing of a financial debt shall constitute part of the financial assets.

(2)  A financial debt designated for the construction of projects which have not yet started generating EBITDA - (1) Financial debt provided to a special-purpose corporation as part of project credit; or (2) In a project that was not pledged - the outstanding balance of a financial debt provided at an amount that does not exceed the balance of actual investment in the project, provided that the aggregate amount will not exceed - on each measurement date - NIS 200 million; all of the above - in connection with a project that has not yet reached commercial operation.

(3)   Adjusted EBITDA - EBITDA in the four quarters preceding the measurement date (including the Borrower’s share in the EBITDA of associates) net of other and/or one-off expenses or income and share-based payment. Plus:

(a)  The annualized EBITDA[6] of assets which commenced commercial operation during the four quarters preceding the measurement date; and
(b) The annualized EBITDA, based on assets acquired by the Borrower and/or investees as part of an acquisition and/or merger transaction, and all of the respective financial debt was recognized upon their purchase.

(4)   Equity capital - as per the Borrower’s consolidated financial statements - attributable to the parent company’s shareholders, plus subordinated shareholder loans (but excluding the Rotem Loan).

(5)   Total assets - as per the Borrower’s consolidated financial statements.

It is noted that if the Borrower fails to comply with any financial covenants in a certain quarter at a range which does not exceed 10% of the values set for the relevant covenant, the loan will bear additional interest at a rate set in the Financing Agreements as from the quarter in which the financial statements were published, according to which the Borrower failed to comply the relevant covenants, up to a period of two consecutive quarters. Provided that such a deviation period will not occur more often than a frequency set in the Financing Agreements, the failure to comply with such financial covenants in the said period shall not be deemed a default event and shall not constitute grounds for calling for immediate repayment of the loan.

For details regarding the actual amounts and/or ratios in respect of the abovementioned covenants as of December 31, 2024, see Section 4 below.

5  For details regarding the shareholder loan advanced to Rotem see Note 23D to the Financial Statements.
6  Annualized EBITDA - the EBITDA divided by the number of days during the period commencing on the commercial operation or acquisition date and ending on the relevant measurement date, multiplied by 365.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 14 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Additional details regarding financing agreements in Israel (cont.)

2.	Project financing agreement in Hadera

Loan provision date	July 2016
The financing entities	A consortium of lenders headed by Israel Discount Bank Ltd. and Harel Insurance Company Ltd.
The principal outstanding balance as of December 31, 2024	Approx. NIS 585 million.
Principal terms
Repayable in quarterly installments, starting from March 25, 2020, with the final repayment date being in 2037 (subject to the stipulated early repayment provisions in the agreement).

Linkage mechanism: Approx. 67% of the principal is CPI-linked, and approx. 33% of the principal is not CPI-linked. The Group entered into a swap to hedge up to approx. 70% of the exposure to the CPI.

Interest terms
•  Annual interest at rates between 2.4% and approx. 3.9% (for the linked loans) and between 3.6% and approx. 5.4% (for the unlinked loans).
•  Repayment in quarterly installments, starting on March 25, 2020.

Additional credit facilities as of the report date
•  Working capital facility of NIS 30 million;
•   Guarantees facility of NIS 60 million;
•   A hedge facility of NIS 68 million.

The withdrawals from the various facilities are subject to the absence of default events and to compliance with various conditions as is standard in agreements of this type.

Collateral and pledges
Liens were placed in favor of Discount Bank, as a trustee for the collateral on behalf of the Hadera Lenders, on all of Hadera’s existing and future assets, on Hadera’s rights, and on the holdings in Hadera.

Restrictions and undertakings
The agreements prescribe certain restrictions and liabilities as is generally accepted in agreements of this type, including:

•   Restrictions on assuming financial debts and providing guarantees;
•   Requirement to obtain the Lender’s approval for engagement in material agreements and other material actions;
•   Undertaking in connection with holding certain reserve funds for maintenance (scheduled and unscheduled) and debt service;[7]
•   The lender was granted veto rights and other rights in connection with certain decisions as is generally accepted in agreements of this type;
•   Certain changes in ownership;
•   As is generally accepted in project financing, there are certain rights that are exercisable only after obtaining the financing entities’ consent, and certain rights, which the financing entities may oblige the lender to exercise
    (reserved discretion);

o   Various restrictions on deviation from the project budgets;
o   Restrictions on distribution and interested party transactions;
o   Undertakings to provide confirmations of compliance with the terms of the agreement, including financial covenants;
o   Prohibition on making material changes such as a merger;
o   Undertaking to obtain rating for the project under circumstances set forth;
o   Cross-default clauses are in place under certain conditions and circumstances set forth;

7  As of the report date, in Hadera, a debt service reserve in an amount equal to the amounts of two consecutive quarterly debt payments was provided (as of the report date - approx. NIS 37 million), an owners’ guarantee reserve of NIS 15 million and a maintenance reserve of approx. NIS 6 million.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 14 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Additional details (cont.)

2.	Project financing agreement in Hadera (cont.)

Conditions for distribution
A distribution by Hadera, as defined in the financing agreement, is subject to a number of conditions set in the agreement, including, among other things:

•   Compliance with the following financial covenants: Historic DSCR, Projected DSCR and LLCR at a minimum rate of 1.25;
•   Non-occurrence of a breach or potential breach;
•   Maintaining a minimum pre-defined cash amount, which is required as part of the amendment to the Hadera Equity Subscription Agreement, which is described below;
•   Proven ability to comply with the take or pay undertakings as per the natural gas supply agreement until the next planned calculation date (as defined in the agreement);
•   If the Hadera Power Plant fails to meet the conditions for generation facilities using cogeneration technology as detailed in the Cogeneration Regulations, it will be required to provide proof of its ability to meet payments to the Israel Electric Corporation and the Israeli Electricity Authority as a result of non-compliance with the said conditions;
•    No more than two distributions will be carried out in a 12-month period.

Equity Subscription Agreements
The Hadera Equity Subscription Agreement (as amended from time to time) includes various undertakings by the shareholder to provide own capital to Hadera, including in accordance with the regulatory rules of the Israeli Electricity Authority (provided it will not exceed 40% of the project’s normative cost), providing capital in case of deficit in own capital due to excess project costs or due to hedging agreements, and commitments to provide various guarantees, including guarantees for debt service not paid due to termination of a PPA by the borrower up to NIS 8 million, as well as additional bank guarantees in certain cases. Furthermore, the Company and Veridis Power Plants Ltd. (hereinafter - “Veridis”)[8] are required to comply with certain covenants.

3.	The Group’s credit facilities:

Binding short-term credit facilities from Israeli banking corporations:

As of the report approval datee, the Company and OPC Israel have binding short-term credit facilities from Israeli banking corporations in effect as of various dates during the second half of 2025. Generally, the interest rate payable on the said facilities is Prime plus a credit margin as is generally accepted in the market for similar credit facilities.

The Company’s credit facilities are subject to compliance with financial covenants as detailed in Section 4 below, and generally accepted provisions and undertakings, including an undertaking and conditions in connection with non-creation of pledges, changes in control, non-change in the nature of the businesses, and restrictions on distribution and/or repayment of shareholder loans under certain conditions set forth (among other things, a restriction that it will not execute a distribution and/or repayment of shareholder loans if the source for the distribution and/or the repayment is the disposal of a holding (or any part thereof) of OPC Israel in Rotem). In some of the facilities, there are also cross-default causes which vary from one facility to another.

OPC Israel's credit facilities are subject to compliance with financial covenants as detailed in Section 4 below and to generally accepted provisions and undertakings, which are similar to those of the Corporate Financing Agreements in Israel as detailed in Section B1 above.

8  It is noted that in the event that Veridis does not meet one of the financial covenants and the Company assumes all of Veridis’s liabilities and obligations, the event shall not be considered a breach.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 14 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Additional details (cont.)

3.	The Group’s credit facilities: (cont.)

Following is information regarding short-term credit facilities of the Group companies from banking corporations as of the report date and immediately prior to the report approval date (in NIS million):

	The facility amount immediately prior to the report approval date (March 6, 2025)	Utilization as of the report date (1)	Utilization immediately prior to the report approval date (March 6, 2025)

The Company	300	-	-
OPC Israel	300	69	-
The Company for CPV Group (2)	173 (approx. USD 20 million and approx. NIS 100 million)	81	89
CPV Group(2)	274 (approx. USD 75 million)	149	113
Total secured facilities	1,047	299	202

(1)	Mostly for the purpose of letters of credit and bank guarantees.
(2)	The facilities provided for CPV Group are backed with a Company guarantee.

Furthermore, as of the report date and close to the report approval date, non-binding credit facilities from banking corporations and financial institutions were utilized for the purpose of issuing letters of credit and bank guarantees in Israel totaling approx. NIS 360 million and approx. NIS 283 million, and in the USA totaling approx. NIS 131 million and approx. NIS 110 million, respectively. The utilization of non-binding facilities is subject to the discretion of any financing entity on a case by case basis on every utilization request date, and therefore there is no certainty as to the ability to utilize them at any given time.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 14 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Additional details (cont.)

4.	Financial covenants:

Financial covenants	Breach ratio	Actual value
Covenants applicable to OPC Israel with respect to the corporate financing agreements[9]
OPC Israel’s equity capital	Will not fall below NIS 1,100 million	Approx. NIS 2,446 million
OPC Israel’s equity to asset ratio	Will not fall below 20%	45%
OPC Israel’s ratio of net debt to EBITDA	Will not exceed 8	3.5
Covenants applicable to Hadera in connection with the Hadera Financing Agreement
Minimum expected DSCR (1)	1.10	1.10
Average expected DSCR (1)	1.10	1.60
LLCR (2)	1.10	1.51
Covenants applicable to the Company in connection with binding credit facilities with Israeli banks[10]
The Company shareholders’ equity (separate)	Will not fall below NIS 1,200 million	Approx. NIS 4,752 million
The Company’s equity to asset ratio (separate)	Will not fall below 30%	71%
The Company’s net debt to EBITDA ratio	Will not exceed 12	5.3

(1)
DSCR - The ratio between the free cash flows for debt service and the principal and interest payments for the relevant period (all subject to the definitions and terms and conditions of the relevant financing agreement).

(2)
LLCR - The ratio between the present value of the future free cash flows for debt service from projects and the balance of the loan as of the calculation date (all subject to the definitions and terms and conditions of the relevant financing agreement).

As of the report date, the Group companies comply with all of the financial covenants.

9    OPC Israel has short-term bank credit facilities, which include financial covenants, which are not stricter than the abovementioned financial covenants.
10  The Company has financial covenants applicable by virtue of the Hadera Equity Subscription Agreement, which are not stricter than the abovementioned covenants.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 14 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

C.	Guarantees

Following is a breakdown of the bank guarantees provided by the Company and Group companies to third parties:

	As of December 31
	2024	2023
	NIS million	NIS million
For operating projects in Israel (mostly Rotem, Hadera, Zomet and Gat) (1)	249	244
For projects under construction and development in Israel (Sorek and consumers’ premises) (2)	74	47
In respect of the filing of a bid in the Sorek tender (3)	100	-
For virtual supply activity in Israel	21	29
For operating projects in the US Renewable Energies Segment (4)	22	189
In respect of projects under construction and development in the USA (Group 5) (CPV)	339	148
	805	657

(1)
Mainly in respect of: (a) bank guarantees of approx. NIS 108 million (CPI-linked) provided by OPC Israel for Rotem in favor of Noga - Independent System Operator Ltd. (hereinafter - the “System Operator”) as required under the PPA. (b) A bank guarantee of approx. NIS 23 million (CPI-linked) provided by OPC Israel on behalf of Hadera for the benefit of the System Operator, as required in accordance with the financial covenants of the Israeli Electricity Authority. (c) A bank guarantee of approx. NIS 67 million (CPI-linked) provided by OPC Israel for Zomet in favor of the ILA, which was released subsequent to the report date (for further details, see Note 10B5).

(2)
Mainly in respect of a bank guarantee of approx. NIS 51 million (CPI-linked) provided by OPC Israel on behalf of Sorek 2 in favor of the Accountant General at the Ministry of Finance in connection with the financial closing of the Sorek 2 project (for further details, see Note 9D).

(3)
A bank guarantee provided by OPC Israel with respect to a bid submitted by OPC Power Plants for a planning, financing, build and operate tender of a new conventional electricity generation power plant. In December 2024, OPC Power Plants was served with a notice whereby the Tenders Committee announced that a third party’s bid is the winning bid in the tender, and that OPC Power Plants’s bid is the “second eligible” bidder; therefore, the guarantee was reduced to a total of NIS 50 million subsequent to the report date.

(4)
As of December 31, 2023, the balance mainly includes guarantees provided by subsidiaries in the US Renewable Energies Segment. For details regarding loss of control, deconsolidation and transition to the equity method in the fourth quarter of 2024 with respect to the investment in CPV Renewable, see Note 23E.

(5)	The increase arises mainly from the provision of bank guarantees in connection with PPAs and connection to the electrical grid in the US Renewable Energies Segment.

Furthermore, the Company and the Group companies provide, from time to time, corporate guarantees to secure Group companies’ undertakings in connection with their activity.

NOTE 15 – DEBENTURES

Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 15 – DEBENTURES (cont.)

A.	Composition

	As of December 31
	2024	2023
	NIS million	NIS million

Marketable debentures	1,875	1,839
Less current maturities	(212)	(192)

	1,663	1,647
OPC Energy Ltd.
B.	Additional details regarding the Company’s public debentures as of the report date

Series	Original issuance date	p.v. at the original issuance date (2)	Nominal value as of the report date	Nominal value after revaluation based on the linkage terms	Fair value as of December 31, 2024 (3)	Interest rate	Principal payment dates	Interest payment dates	Linkage basis and terms (principal and interest)
Series B	April 26, 2020 (1)	Approx. NIS 956 million	Approx. NIS 793 million	Approx. NIS 909 million	Approx. NIS 916 million	2.75%	16 unequal semi-annual payments, to be paid on March 31 and September 30 of each of the years 2021 to 2028 (inclusive).
The interest on the outstanding balance of the principal of Debentures is paid - as from September 2020 - twice a year (except for 2020), on September 30, 2020, and on March 31 and September 30 of each of the years 2021 to 2028 (inclusive).
									Linked to the Consumer Price Index in respect of March 2020.
Series C	Septem-ber 9, 2021	Approx. NIS 851 million	Approx. NIS 766 million	The debentures are non-linked	Approx. NIS 711 million	2.5%	12 unequal semi-annual payments, to be paid on February 28 and August 31 of each of the years 2024 to 2030 (inclusive), except for 2028.
The interest is paid on the outstanding balance of the principal of Debentures (Series C), as it shall be from time to time, as from February 2022, twice a year, on February 28 and on August 31 of each of the years 2022 to 2030 (inclusive).

									Non-linked
Series D	January 22, 2024	Approx. NIS 200 million	Approx. NIS 200 million	The debentures are non-linked	Approx. NIS 210 million	6.2%	18 unequal semi-annual payments, to be paid on March 25 and September 25 of each of the years 2026 to 2034 (inclusive).
The interest on the outstanding balance of the principal of Debentures (Series D), as it shall be from time to time, is paid - as from September 2024 - twice a year (except for 2024), on September 25, 2024 and on March 25 and September 25 of each of the years 2025 to 2034 (inclusive).
									Non-linked

(1)	Furthermore, as of its original issuance date, Series B was expanded in October 2020.
(2)	As of the issuance date of Debentures (Series B, C and D), the issuance costs amounted to approx. NIS 7 million, approx. NIS 9 million, and approx. NIS 3 million, respectively.
(3)	The fair value is based on the closing price quoted on the stock exchange.
(4)	As of December 31, 2024, the balance of interest payable in respect of the Debentures (Series B, C and D) amounts to approx. NIS 16 million.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 15 – DEBENTURES (cont.)

C.	Additional details

On July 28, 2024, Maalot (S&P) reiterated the rating of the Company and its debentures at ‘ilA-’ and upgraded the outlook from negative to stable due to improvement in the financial ratios.

The deeds of trust of Debentures B, C and D (hereinafter in this section - the “Deeds of Trust”) include generally acceptable causes to call for immediate repayment (subject to stipulated remediation periods), including default events, liquidation proceedings, receivership, suspension of proceedings and debt arrangements, merger under certain conditions without obtaining debenture holders’ approval, material deterioration in the condition of the Company, failure to publish financial report in a timely manner, etc. Furthermore, a right to call for immediate repayment was established under the following circumstances: (1) In case of a call for immediate repayment of another series of debentures (marketable on the TASE or on the TACT Institutional system) that the Company has issued; or of another financial debt (or a number of cumulative debts) of the Company and of consolidated companies (except for the case of having to make immediate repayment of a non-recourse debt), including forfeiture of a guarantee (that secure payment of a debt to financial creditor) that the Company or consolidated companies made available to a creditor, in an amount of no less than USD 75 million (and for Series B - shall not be lower than USD 40 million); (2) Upon breach of financial covenants on two consecutive review dates; (3) In the case described in Subsection 2 (and even without waiting for the second review date) if the Company has carried out an extraordinary transaction with a controlling shareholder, excluding transactions to which the Companies Regulations (Expedients in Transactions with an Interested Party), 2000 does not apply, without obtaining prior approval of the debenture holders by special resolution; (4) If an asset or a number of assets of the Company are sold in an amount representing over 50% of the value of the Company’s assets according to the Company’s consolidated financial statements during a period of 12 consecutive months, or if a change is made to the main operations of the Company, except where the consideration of the sale is intended for the purchase of an asset or assets within the Company’s main area of operations (the “main operations of the Company” - the field of energy, including electricity generation in power plants and from renewable energies); (5) Upon the concurrence of certain events leading to loss of control; (6) In the event that a “going concern” emphasis-of-matter paragraph is included in the Company’s financial statements solely in respect of the Company, for a period of two consecutive quarters; (7) If the Company breaches its undertaking not to place a general floating charge on its current and future assets and rights, in favor of any third party, without the criteria set in the Deed of Trust being met; (8) Distribution in breach of the provisions of the Deed of Trust. All in accordance with the terms set out in the Deeds of Trust signed between the Company and the trustee, Reznick Paz Nevo Trust Company Ltd.

Furthermore, the Deeds of Trust include an undertaking on behalf of the Company to comply with financial covenants and restrictions (including restrictions as to distribution, expansion of series, provisions as to interest adjustment in the event of change in rating or non-compliance with financial covenants). Following are the financial covenants:

NOTE 15 – DEBENTURES (cont.)

C.	Additional details (cont.)

Ratio	Required value Series B	Required value Series C and D	Actual value
Net financial debt (1) to adjusted EBITDA (2)	Will not exceed 13 (for distribution purposes - 11)	Will not exceed 13 (for distribution purposes - 11)	5.3
The Company shareholders’ equity (separate)	Will not fall below NIS 250 million (for distribution purposes - NIS 350 million)
With respect to Debentures (Series C): will not fall below NIS 1 billion (for distribution purposes - NIS 1.4 billion)
With respect to Debentures (Series D): will not fall below NIS 2 billion (for distribution purposes - NIS 2.4 billion)
			Approx. NIS 4,752 million
The Company’s equity to asset ratio (separate)	Will not fall below 17% (for distribution purposes: 27%)	Will not fall below 20% (for distribution purposes - 30%)	71%
The Company’s equity to asset ratio (consolidated)	--	Will not fall below 17%	53%

(1)	The consolidated net financial debt less the financial debt designated for construction of the projects that have not yet started to generate EBITDA.
(2)	Adjusted EBITDA as defined in the deed of trust.

As of December 31, 2024, the Company complies with the said financial covenants.

In addition, the Deed of Trust includes an undertaking not to create a floating charge on the Company’s assets and rights, both current and future, in favor of any third party without fulfillment of one of the terms and conditions stipulated in the Deed of Trust; everything shall be according to the terms stipulated in the Deed of Trust (it is clarified that the Company and/or its investees will be entitled to create a fixed and/or floating lien on any of their assets, without fulfillment of any of the said terms and conditions).

The terms of the debentures also include an option to increase the interest rate under certain instances of changes in rating and in certain cases of failure to comply with financial covenants (in accordance with thresholds set in the Deeds of Trust). The Company’s ability to expand the series of debentures is subject to certain restrictions, including maintaining the rating of the debentures as it stood prior to the expansion of the series and non-breach.

Furthermore, the Company may initiate the execution of early redemption of the debentures, in accordance with dates and generally accepted provisions set for that purpose, including in an amount that will not fall below the highest of the market value of the outstanding debentures (based on the average in the 30 trading days that preceded the Board of Directors’ resolution), the outstanding par value of the debentures (principal plus interest until the early redemption date), and the balance of the cash flow of the debentures in respect of which early redemption is to be executed, discounted according to the rates set in each of the deeds of trust.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 16 – EMPLOYEE BENEFITS

A.	Post-employment benefit plans – defined contribution plan

The Group has a defined contribution plan in respect of its liabilities to employees in Israel and the USA. The amount recognized as expense in 2024 and 2023 is approx. NIS 13 million and in 2022 - a total of approx. NIS 10 million.

It should be noted that the Group has defined benefit plans in non-material amounts.

B.	Equity compensation plan in Israel

In July 2017, the Company's board of directors (after the approval of the Company's Compensation Committee) approved an options plan (hereinafter – the “Options Plan”) for offerees. Under the plan, the Company will allocate to the offerees, whose identity will be determined by the board of directors (and the general meeting of the shareholders, as the case may be) at its sole discretion, non-marketable and non-transferable options (other than transfer to successors in the event of death, as set out in the Options Plan) that are exercisable for the Company’s shares, in an amount to be instructed by the board of directors, as the case may be. The options are non-marketable and non-transferable. Each option will confer on the offeree the right to receive from the Company, by way of an allocation, one ordinary share of NIS 0.01 par value, at the exercise price to be determined for each offeree, and which will be at least the average share price in the 30 trading days prior to the board decision on the allocation and subject to certain adjustments set out in the Options Plan. The ordinary shares to be allocated following exercise of the options will have the same rights as the Company’s ordinary shares, immediately upon their allotment. The exercise price is subject to certain adjustments (including in respect of dividend distribution, issuance of rights, etc.).

In May 2018, the employee Options Plan was revised to an alternative for allocating restricted stock units (hereinafter – the “RSUs”) and an amendment to the adjustment mechanism in the event of change of control. Each RSU will confer the right to receive from the Company, by way of an allocation and for no consideration, one ordinary share of the Company of NIS 0.01 par value of the Company. The RSUs will not confer on the holder any right conferred on a shareholder, prior to their exercise for shares of the Company, including a voting right, with the exception of the right to receive an amount equivalent to a dividend, should the Company decide to distribute a dividend.

The provisions of Section 102 to the Income Tax Ordinance apply to the allocated options. The allocation was made through a trustee in the capital gains track. In accordance with this track, the Company is not entitled to claim a tax deduction for amounts credited to an employee as a benefit, including amounts recorded as a salary benefit in the Company’s financial statements, for the options received by the offeree under the plan, other than a yield benefit component, if any, determined on the allocation date or grant date.

From time to time, the Company allocates options and RSUs to offerees in several allocations in an equity track (with a trustee) in accordance with Section 102 of the Income Tax Ordinance, in four equal tranches, which are exercisable at net (hereinafter – the “Offered Securities”). The vesting terms and expiration dates of the offered securities are as follows:

Tranche No.	Vesting terms and conditions	Expiration date
Tranche One	At the end of 12 months from the grant date	At the end of 36 months from the vesting date
Tranche Two	At the end of 24 months from the grant date	At the end of 24 months from the vesting date
Tranche Three	At the end of 36 months from the grant date	At the end of 24 months from the vesting date
Tranche Four	At the end of 48 months from the grant date	At the end of 24 months from the vesting date

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 16 – EMPLOYEE BENEFITS (cont.)

B.	Equity compensation plan in Israel (cont.)

Following is information regarding allocation of offered securities in accordance with the option plan:

Offerees and allocation dates	Number of RSUs at grant date (in thousand)	No. of unvested RSUs as of December 31, 2024 (in thousands)	Fair value of each RSUs at award date (in NIS)	No. of options at the grant date (in thousands)	No. of unvested options as of December 31, 2023 (in thousands)	No. of unvested options as of December 31, 2024 (in thousands)	Average fair value of each option at the grant date (in NIS)	Exercise price per option (in NIS, unlinked)	Standard deviation (1)	Risk-free interest rate (2)
Officers, June 2018	242	-	18.52	1,166	23	-	3.80	18.41	21.41% - 20.93%	0.88% - 1.43%
Officer, May 2020	29	-	26.8	99	99	50	7.76	25.81	31.48%	0.36% - 0.58%
Chairman of the Board, January 2021	-	N/A	N/A	367	367	367	13.07	32.78	38.80%	0.20% - 0.40%
CEO, April 2021	-	N/A	N/A	1,253	1,253	1,253	9.54	34.46	34.97%	0.35% - 0.59%
Officers, August 2021	-	N/A	N/A	663	331	-	8.23	30.24	34.59%	0.24% - 0.55%
Officer, January 2022	27	13	33.4	272	272	272	9.91	33.21	33.55% - 33.67%	0.47% - 0.75%
Executives, May 2022	-	N/A	N/A	1,649	1,453	1,177	10.42	36.60	33.11% - 33.53%	1.84% - 2.05%
Officer, September 2022	-	N/A	N/A	254	254	254	15.70	39.86	33.24% - 34.24%	2.93% - 2.94%
Executives, March 2024	-	N/A	N/A	497	N/A	497	9.77	25.19	33.85% - 35.79%	3.81% - 3.91%
Chairman of the Board, November 2024	-	N/A	N/A	204	N/A	204	10.21	30.78	30.33% - 35.75%	4.13% - 4.19%

(1)	The standard deviation is calculated based on historical volatility of the Company’s share over the expected life of the option until exercise date.
(2)	The rate of the risk-free interest is based on the Fair Spread database and an expected life of 4 to 6 years.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 16 – EMPLOYEE BENEFITS (cont.)

B.	Equity compensation plan in Israel (cont.)

(1)	Exercise of options and issuance of shares

A.
Exercise of options - In the years ended December 31, 2024, 2023, and 2022, following the vesting of the RSUs, the Company issued approx. 14 thousand, approx. 14 thousand, and approx. 55 thousand ordinary shares of the Company of NIS 0.01 par value, respectively. The weighted average price per share on the exercise dates of the options was NIS 18.84, NIS 24.42, and NIS 39.67, respectively.

B.
Issuance of shares - in the years ended December 31, 2024, 2023 and 2022, the Company issued approx. 12 thousand, approx. 8 thousand, and approx. 161 thousand ordinary shares of the Company of NIS 0.01 par value, respectively, following notices regarding the exercise of approx. 72 thousand, approx. 23 thousand and approx. 272 thousand options, respectively.

(2)	Expiry of options

In the years ended December 31, 2024 and 2023, approx. 608 thousand options and approx. 542 thousand options, respectively, expired following the termination of Company employees. Subsequent to the report date, in January 2025, approx. 184 thousand options expired upon reaching their expiration date.

(3)	Allotments

The value of the benefit implicit in the allocation of securities in the years ended December 31, 2024 and 2022 is approx. NIS 7 million and approx. NIS 25 million, respectively. This amount will be recorded in profit and loss over the vesting period. Subsequent to the reporting period, the Company awarded approx. 454 thousand in options to an executive and officers of the Company.

(4)	Expenses recognized

In the years ended December 31, 2024, 2023, and 2022, the Company recognized an expense in the amount of approx. NIS 7 million, approx. NIS 10 million, and approx. NIS 16 million, respectively, in respect of the offered options and securities.

C.	Profit-sharing plan for CPV Group employees

In April 2021, the CPV Group LP (hereinafter in this Note - the “Partnership”) approved an allocation of 6.5% of the profit participation rights in the Partnership for allocations to certain CPV Group employees and managers (hereinafter in this note - the “Offerees”) as part of long-term compensation (hereinafter - the “CPV Group’s Profit-Sharing Plan”). The Offerees’ participation rights relate to earnings and appreciation net of repayment of investment amounts to investors and subject to vesting periods that may be accelerated in certain cases, such as merger, sale of activities, and termination of employment under certain circumstances, etc. The deeds of allocation granted to the Offerees stipulate, among other things, events upon the occurrence of which the Partnership will buy the Offerees’ rights. Included in that stated above, subject to the vesting as, as stated, the Offerees are entitled to require the Partnership to acquire their rights on exercise dates that fall after three and five years from the grant date at the rates and under the conditions defined, and in certain cases of sale of rights in the Partnership by the Company (including a change in control). In addition, the Partnership is entitled to acquire rights of the Offerees under certain circumstances, such as conclusion of the transaction and passage of five years.

During the Reporting Period, CPV Group approved a 1% increase in the profit participation rights and the allocation to a CPV Group officer.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 16 – EMPLOYEE BENEFITS (cont.)

C.	Profit-sharing plan for CPV Group employees (cont.)

In March 2024, a partial exercise was carried out of the participation units awarded to CPV Group employees, by way of purchasing the units exercised by CPV Group, totaling approx. NIS 11 million (approx. USD 3 million).

The plan’s fair value as of the report date is estimated using an options pricing model (OPM) and is based on a standard deviation of 30%, a risk-free interest rate of 4.12% and an expected life of 1.07 years. As of the report date, the fair value of the participation rights that were awarded amounts to approx. NIS 132 million (approx. USD 36.3 million).

As of the report date, the Group recognized - out of the Plan’s fair value and in accordance with the vesting period - a liability of approx. NIS 105 million in the other long-term liabilities line item.

NOTE 17 – TAXES ON INCOME

A.	Information about the tax environment in which the Group operates

1.	Corporate tax rate

Israel - The rate of corporate tax in Israel between 2022 and 2024 is 23%.

USA
The corporate tax rate applicable to the Group’s US operations is composed of two main tax systems: (1) Federal corporate tax at a rate of 21% and (2) state tax, depending of the state where the operations are carried out, mostly between 2.5% and 11.5%, while the state tax rate constitutes an expense for calculation of the federal tax.

The profits (losses) of investees in the US, which are not taxable entities, are indirectly attributed to the partnership OPC Power (indirectly held by the ICG Energy) based on their share in equity. Profits (losses) of the OPC Power are attributed directly to the partners in accordance with their share in the equity, since according to US tax laws, a partnership and LLC through which the Group operates in the USA are transparent for tax purposes. Therefore, ICG Energy will be attributed the profits (losses) of OPC Power, in which it serves as a limited partner. ICG Energy will be liable to tax in the USA in respect of such profits attributed to it; the tax will be determined in accordance with the federal corporate tax rate and the state tax rate, which constitutes, as aforesaid, an expense for the purpose of calculating the federal tax.

The US tax laws include a limit on finance expenses that may be deducted. The expense limit was 30% of the adjusted taxable income (hereinafter - “ATI”), while in 2018 to 2021, the ATI calculation was based on the Company’s EBITDA, whereas from the 2022 tax year onwards, it is based on EBIT (excluding depreciation and amortization). Furthermore, offsetting of net operating losses (NOL) is limited: in general, losses accrued up to 2018, it may be carried forward for up to 20 years, without any limit to the offset amount in a specific year. Losses accrued thereafter are subject to a time limit but may be generally used to offset up to 80% of the taxable income only.

In addition, the tax system in the US grants various tax benefits to investors in renewable energy projects, including under the Inflation Reduction Act of 2022 (hereinafter - ”IRA”):

•
Bonus depreciation - accelerated depreciation at a rate of up to 100%. As from 2023, the accelerated depreciation rate is up to 80% (in 2024 - 60%); this rate will decline by 20% every year, unless the tax benefit will be extended. It is noted that also in the project acquisition procedure, this depreciation may be recognized on the acquisition date.

•
Investment Tax Credit (hereinafter - ”ITC”) - A tax credit of up to 30% of the amount invested in solar assets, and another credit equal to up to 10% of the construction costs of projects that integrate equipment manufactured in the USA or constructed at certain sites (”Brownfield Sites”).

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 17 – TAXES ON INCOME (cont.)

A.	Information about the tax environment in which the Group operates (cont.)

1.	Corporate tax rate (cont.)

USA (cont.)

•	Production tax credit (hereinafter - ”PTC”) - A tax credit in respect of income from the sale of electricity generated by renewable energy facilities.

According to the provisions of the IRA, these ITC and PTC benefits can be traded or offset in future against future taxes.
According to the provisions of the tax treaty between Israel and the US, interest payments are subject to withholding tax of 17.5%, and dividend payments are subject to withholding tax of 12.5%. It is noted that in Israel, credit is awarded according to Israeli tax laws.

2.	Benefits under the Law for Encouragement of Industry (Taxes), 1969 (hereinafter – the “Encouragement of Industry Law”)

The industrial plants owned by some of the Company’s consolidated companies in Israel have a single production line, and as such, these companies, together with the consolidated company that holds these companies (hereinafter in this section - the “Parent Company”), are entitled to file a consolidated tax report under Section 23 of the Encouragement of Industry Law. Pursuant to Section 24 of said Law, the taxable income or loss of each of the said companies which own the industrial plants shall be regarded as taxable income or as a loss of the parent company.

“Industrial Companies” as defined in the Encouragement of Industry Law are entitled to tax benefits, mainly: Increased depreciation rates for tax purpose, and filing of consolidated tax returns of companies with a common production line.

B.	Tax assessments

The Company and the other Group companies in Israel have tax assessments that are considered final up to and including the 2019 tax year (subject to reservations stipulated in the law).

ICG Energy is subject to taxation in several US jurisdictions. Tax year 2019 and all periods thereafter are open for audits by US federal and state tax authorities.

C.	Components of expenses for income tax

	For the year ended December 31
	2024	2023	2022
	NIS million	NIS million	NIS million

Current tax expenses - for the current period	2	11	4
Current tax expenses - restructuring in the US Renewable Energies Segment prior to the investment transaction (see Note 23E)	53	-	-
Deferred tax expenses	83	57	61
Expenses for income tax	138	68	65

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 17 – TAXES ON INCOME (cont.)

D.	Adjustments between theoretical tax on income before taxes and tax expenses:

	For the year ended December 31
	2024	2023	2022
	NIS million	NIS million	NIS million

Profit before taxes on income	335	237	282

Statutory tax rate of the Company	23%	23%	23%

Tax calculated at the statutory tax rate of the Company	77	55	65

Additional tax (savings) for:
Non‑controlling interests’ share in losses of tax transparent entities (1)	(22)	-	(4)
Temporary differences and losses for tax purposes for which deferred taxes were not created (2)	20	2	1
Effect of the creation of deferred taxes at a tax rate that is different from the main tax rate	12	2	5
Effect of restructuring and loss of control in the US Renewable Energies Segment (3)	40	-	-
Other	11	9	(2)
Expenses for income tax	138	68	65

(1)	Includes the share of non-controlling interests in profit from loss of control in the US Renewable Energies segment.

(2)	Including mainly effects due to losses from impairment in Gnrgy and Hadera 2 as detailed in Notes 11C and 10B3, respectively.

(3)	For details, see Note 23E.

E.	Deferred tax assets and liabilities

(1)	Deferred tax assets and liabilities recognized in the books of accounts

Deferred taxes are calculated at the tax rate that is expected to apply on the reverse date.

Movement in deferred tax assets and liabilities attributable to the following items:

Balance of deferred tax asset (liability)	As of Decem-ber 31, 2023	Carried to income and loss	Carried to other com-prehensive income	Effect of changes in exchange rates	Decon-solidation	As of December 31, 2024
	NIS million
Property, plant, and equipment and intangible assets	(590)	(125)	-	(2)	58	(659)
Carryforward losses and deductions for tax purposes	437	114	-	1	-	552
Investments in transparent companies	(320)	(63)	(10)	-	(52)	(445)
Other	32	(9)	3	-	(7)	19
	(441)	(83)	(7)	(1)	(1)	(533)

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 17 – TAXES ON INCOME (cont.)

E.	Deferred tax assets and liabilities (cont.)

(1)	Deferred tax assets and liabilities recognized in the books of accounts (cont.)

Balance of deferred tax asset (liability)	As of December 31, 2022	Commence-ment of con-solidation	Carried to income and loss	Carried to other comprehen-sive income	Effect of changes in exchange rates	As of De-cember 31, 2023
	NIS million
Property, plant, and equipment and intangible assets	(490)	(69)	(31)	-	-	(590)
Carryforward losses and deductions for tax purposes	408	-	22	-	7	437
Investments in transparent companies	(280)	-	(53)	21	(8)	(320)
Other	37	-	5	(9)	(1)	32
	(325)	(69)	(57)	12	(2)	(441)

(2)	Deferred taxes are recognized in the statement of financial position as follows:

	As of December 31
	2024	2023
	NIS million	NIS million

Under non-current assets (presented under the ‘other long-term receivables’ line item)	10	57
Under non-current liabilities	(543)	(498)
Deferred tax assets, net	(533)	(441)

(3)	Loss carryforwards for tax purposes:

A.
The Company - As of December 31, 2024, the Company has loss carryforwards of approx. NIS 150 million. The Company did not recognize a deferred tax asset for carryforward capital losses, since it does not expect that there will be a taxable income against which the tax benefits can be utilized.

B.
Israel (through OPC Israel and subsidiaries) - as of December 31, 2024, the Group's companies in Israel have loss carryforwards totaling approx. NIS 775 million, for which deferred taxes were recorded.

C.
USA (through ICG Energy) - In the USA, as of December 31, 2024, ICG Energy has loss carryforwards totaling approx. NIS 1,912 million (approx. USD 525 million) at the federal level. Out of the said losses, no deferred tax assets were recognized with respect to a total of approx. NIS 324 million (approx. USD 89 million), since these losses are subject to compliance with the terms and conditions of the law, some of which are beyond ICG Energy’s control; these losses will expire in 2032-2037. Furthermore, ICG Energy has losses at state-level amounting to approx. NIS 600 million, in respect of which deferred tax assets were recognized.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 18 – EQUITY

A.	Composition

	As of December 31, 2024		As of December 31, 2023
No. of shares	Authorized	Issued and paid up	Authorized	Issued and paid up

Ordinary shares of NIS 0.01 par value	500,000,000	255,713,977	500,000,000	224,437,761

B.	Share issuances

Transaction date	Transaction type	Scope of the transaction	Transaction consideration (in NIS million)	Issuance costs (in NIS million)

July 2022 (1)	Shares issuance	9,443,800 shares	330.5	9

September 2022 (2)	Shares issuance	12,500,000 shares	500	6

July 2024 (3)	Shares issuance	31,250,000 shares	800	20

(1)	It is noted that the Parent Company submitted bids for the tender and was issued 3,898,000 ordinary shares of the Company as part of the issuance.
(2)
An issuance for qualified investors, including Migdal Insurance and Financial Holdings Ltd., The Phoenix Insurance Company Ltd. (including entities under their management), and entities managed by Altshuler Shaham Ltd. (each of which were interested parties in the Company on the share issuance date).

(3)	It is noted that the Parent Company submitted bids for the tender and was issued 16,707,400 ordinary shares of the Company as part of the issuance.

For details regarding the changes in the Company's equity arising from an equity compensation plan in Israel, see Note 16B.

C.	Dividend

From 2022 to 2024, the Company did not distribute dividends.

In July 2017, the Company’s Board of Directors decided to adopt a dividend distribution policy, whereby in every calendar year, a dividend will be distributed to the shareholders; the dividend will be equal to at least 50% of the Company’s after‑tax net income in the calendar year preceding the dividend distribution date. Implementation of the dividend distribution policy and approval of the distribution from time to time by the Company’s board of directors is subject to the provisions of any law, including the distribution tests set out in Section 302 of the Companies Law, 1999 (the profit test and the solvency test), restrictions imposed by agreements to which the Company is a party, present or future covenants or financial covenants undertaken by the Company, tax considerations, investments required in the Company’s projects (present or future), and additional restrictions that may apply to the Company, if any, and decisions that the Company is permitted to make, including a different designation of its profits and an amendment to this policy.

For the avoidance of doubt, the Company’s Board of Directors will be permitted at any time, taking into account business considerations and in accordance with the law, to change the abovementioned dividend rate or to decide to refrain from any distribution, such as was the case as of the date of the report, taking into account the Company’s business needs, the market conditions in the environment in which the Company operates, and specifically its strategic plans to expand its activity, all at the discretion of the Board of Directors.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 18 – EQUITY (cont.)

C.	Dividend (cont.)

In light of the Company’s growth strategy and the expansion of operation targets in recent years, taking into account the Company’s financial strength, in March 2024 the Company’s Board of Directors decided to suspend the Company’s dividend distribution policy for two years; after the said suspension period, the Board of Directors will discuss the resumption of the implementation of the dividend distribution policy and its modification, such that it is in line with the circumstances at that time.

NOTE 19 – DATA ON INCOME STATEMENT ITEMS

A.	Revenues

	For the year ended December 31
	2024	2023	2022
	NIS million	NIS million	NIS million

Revenues from sale of electricity in Israel:
Revenues from the sale of energy to private customers	1,368	1,424	1,212
Revenues from energy sales to the System Operator and other suppliers	165	120	55
Income for capacity services	171	59	-
Revenues from the sale of energy to the System Operator, at cogeneration tariff	83	82	52

Revenues from sale of steam in Israel	57	59	62
Other income in Israel	23	59	39

Total income from sale of energy and others in Israel (excluding infrastructure services)	1,867	1,803	1,420

Revenues from private customers for infrastructure services	445	480	315

Total income in Israel	2,312	2,283	1,735

Revenues from sale of electricity from renewable energy (1)	195	136	87
Revenues from sale of retail electricity and other	272	133	105

Total income in the USA	467	269	192

Total income	2,779	2,552	1,927

(1)	As from November 2024, the results of the US Renewable Energies Segment are presented under the ‘share in profits of associates’ line item. For further details – see Note 23E.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 19 – DATA ON INCOME STATEMENT ITEMS (cont.)

A.	Revenues (cont.)

Below is information about the total sales of the Group to material customers and the rate out of the total income of the Company (in NIS million):

For the year ended December 31
Customer	2024		2023		2022
	Total income	% of the Company’s income	Total income	% of the Company’s income	Total income	% of the Company’s income

Customer 1	370	13.3%	262	10.3%	-	-
Customer 2	368	13.2%	369	14.4%	360	18.7%
Customer 3 (1)	-	-	291	11.4%	247	12.8%

(1)	Bazan Ltd. (hereinafter - the “Bazan Group”), which was a related party through the end of 2022. For further details – see Note 22 below.

B.	Cost of sales (less depreciation and amortization)

	For the year ended December 31
	2024	2023	2022
	NIS million	NIS million	NIS million

Cost of sales in Israel:

Natural gas and diesel fuel (1)	645	663	526
Energy acquisition expenses	320	303	295
Gas transmission costs	55	41	32
Salaries and related expenses	46	37	32
Operating expenses	120	87	54
Other expenses	18	65	40

Total cost of sales in Israel (excluding the cost of infrastructure services)	1,204	1,196	979

Infrastructure services expenses	445	480	315

Total cost of sales in Israel	1,649	1,676	1,294

Cost of sales and provision of services in the USA:

Cost of sales in respect of income from the sale of electricity from renewable energy (2)	60	49	30
Cost of sales with respect of the sale of electricity (retail) and other	222	102	80

Total cost of sales in the USA	282	151	110

Total cost of sales	1,931	1,827	1,404

(1)	After deducting third-party participation costs.
(2)	As from November 2024, the results of the US Renewable Energies Segment are presented under the ‘share in profits of associates’ line item. For further details – see Note 23E.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 19 – DATA ON INCOME STATEMENT ITEMS (cont.)

C.	General and administrative expenses

	For the year ended December 31
	2024	2023	2022
	NIS million	NIS million	NIS million
General and administrative expenses at headquarters and in Israel:
Salaries and related expenses	37	51	50
Directors’ fees	5	4	5
Professional services	11	10	12
Depreciation	10	9	5
Office maintenance	10	8	4
Other	8	10	8

Total general and administrative expenses at headquarters and in Israel	81	92	84

General and administrative expenses in the U.S.:
Salaries and related expenses	71	49	40
Professional services	30	38	25
Depreciation	6	6	5
Office maintenance	17	16	11
Other	23	18	12

Total general and administrative expenses in the U.S.	147	127	93

	228	219	177

Share-based payment expenses (income) (*)	35	(7)	62

Total general and administrative expenses	263	212	239

(*) In 2024, expenses totaling approx. NIS 28 million (2023 - income totaling approx. NIS 17 million; 2022 - expenses totaling approx. NIS 46 million) are due to a change in the fair value of the CPV Group’s Profit-Sharing Plan for its employees (for details - see Note 16C).

D.	Business development expenses

	For the year ended December 31
	2024	2023	2022
	NIS million	NIS million	NIS million

Business development in Israel	11	19	12
Business development in the USA (mainly in renewable energies)	34	39	38

	45	58	50

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 19 – DATA ON INCOME STATEMENT ITEMS (cont.)

E.	Other expenses, net

	For the year ended December 31
	2024	2023	2022
	NIS million	NIS million	NIS million

Impairment of Hadera 2 (see Note 10B4)	31	-	-
Impairment of Gnrgy’s goodwill (see Note 11C)	19	23	-
Other	6	(7)	-

	56	16	-

F.	Finance income and expenses

	For the year ended December 31
	2024	2023	2022
	NIS million	NIS million	NIS million

Finance income
Exchange rate differences from revaluation of intra-group loans (1)	-	-	79
Exchange rate differences	39	3	17
Interest income from deposits with banks	35	35	9
Interest income from loan to an associate	8	4	-
Other finance income	5	1	1

	87	43	106
Finance expenses
Interest expenses for debentures	89	80	97
Interest expenses for loans from banks and financial institutions	203	170	83
Interest expense for loans from non‑controlling interests	34	26	23
Interest expenses in respect of deferred consideration paid as part of the acquisition of Gat (2)	-	14	-
Interest expenses in respect of tax equity partner in the US	18	-	-
Fees and commissions and others	22	30	6
Capitalization of borrowing costs for assets under construction	(27)	(80)	(56)
	339	240	153

Loss from extinguishment of financial liabilities, net (3)	49	-	-

Finance expenses, net, recognized in the income statement (4)	301	197	47

(1)
In respect of provision of NIS-denominated loans to a wholly-owned subsidiary which is a foreign operation and whose functional currency is the USD. In the fourth quarter of 2022, in view of a change in the Company’s assessments regarding the likelihood of repayment of the said loans in the foreseeable future, they were classified as part of the net investment in the foreign operation.

(2)	For further details – see Note 23F1.
(3)	For further details regarding early repayment of the Zomet and Gat financing agreements, see Note 14B1.
(4)	Including linkage differences in respect of CPI-linked debentures and loans totaling approx. NIS 36 million (in 2023 - approx. NIS 37 million and in 2022 - approx. NIS 56 million).

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 20 – EARNINGS PER SHARE

Information used in the calculation of the basic and diluted earnings per share:

	For the year ended December 31
	2024	2023	2022

Profit for the year attributable to shareholders of the Company (in NIS million)	111	144	167
Weighted average number of shares used for the basic and diluted calculation	238,758	224,461	210,289

Basic and diluted earnings per share (in NIS)	0.46	0.63	0.79

NOTE 21 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

A.	Financial risk management

1.	General

The Group has operations that expose it to credit, liquidity risks and market risks (foreign currency, interest rate, CPI, and other market price risks). To reduce exposure to these risks, the Group takes various measures, particularly the use of derivative financial instruments, including forward transactions (mainly on foreign currency), index swaps, interest rate swaps; in associates held by CPV Group - transactions for hedging the electricity price in the renewable energy segment and in gas-fired power plants - futures for hedging energy margins.

2.	Credit risk

Credit risk is the risk of financial loss incurred by the Group if a customer or counterparty to a financial instrument fails to meet its contractual liabilities. The Group’s main exposure to credit risk is in respect of the following assets:

Trade receivables

The Group’s management assesses the exposure to credit risk in respect of customers debts and analyzes their financial resilience in order to determine the type and amount of the collaterals required in the various sale transactions.

Most of the Group’s customers have strong financial robustness, therefore sales to them are made without any collateral. In exceptional cases that are considered high risk, in the opinion of the Group companies, they receive adequate collateral to reduce the risks arising from the provision of credit to customers.

Cash and cash equivalents and short and long-term deposits (including restricted balances)

The Group’s cash and cash equivalents and deposits are deposited mainly in banking corporations, with attention to their financial strength. Therefore, in the Group’s estimation, no significant credit risk is expected in respect of them.

Derivative financial instruments

Generally, derivative transactions are entered into with banking corporations, noting the financial resilience of those entities. Therefore, in the Group’s estimation, no significant credit risk is expected in respect of them.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 21 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

A.	Financial risk management (cont.)

3.	Liquidity risk

Liquidity risk is the risk that the Group companies will not be able to meet with their financial liabilities when they are due. The Group’s approach to liquidity risk management is to ensure, to the extent possible, a sufficient liquidity level to meet its liabilities in a timely manner.

For the purpose of management of the Group’s liquidity, a mix of short- and long-term financing tools are used, with attention to adjustment of the scope and duration of the long-term liabilities, as well as the financial covenants applicable to the Company and the nature and scope of its business operations.

The short term financing tool includes mainly secured and unsecured credit facilities from banking corporations and financial institutions. The long-term financing tools include mainly long-term loans from banking corporations and financial institutions (including as part of project financing) and debentures. For further details, see Notes 14, 15 and 23D.

In addition to the financing tools referred to above, from time to time, and as needed, the Company raises capital - by issuing equity instruments - in order to manage its robustness and liquidity. In addition, the Group's dividend policy takes into account the issue of financial strength and liquidity; for details see Note 18C.

4.	Market risks

Market risk is the risk that changes in market prices, such as the electricity prices, electricity margins, foreign exchange rates, inflation and interest rates shall impact the fair value or future cash flows of a financial instrument.

The Company uses derivative financial instruments as part of the market risk management policy.

5.	Currency risk

The functional currency of the Company and its Israeli subsidiaries is the shekel, and the functional currency of CPV Group is the USD. Therefore, the exposure of the Group companies in Israel is measured with respect to exchange rate changes of the NIS with respect to other currencies in which they operate. CPV Group enters into agreements mainly in the USD and therefore, it is not materially exposed to foreign currency risk.

In its activity in Israel, the Group is exposed to changes in the exchange rate of the USD, both directly and indirectly, due to the natural gas purchases, some of which are linked to the exchange rate of the USD and/or denominated in USD and are linked to the generation tariff (which is partly affected by a change in the USD exchange rate) and include floor prices in USD and on the other hand - linking a significant part of its income to the generation component (which is partially affected by changes in the USD exchange rate). Therefore, despite the fact that an increase in the USD exchange rate increases the cost of natural gas purchased by the group companies in Israel, the structure of income may mitigate the said exposure. However, it is noted that the generation component, which is affected by various parameters and is subject to changes (including due to regulation), is generally revised once a year, and accordingly, there may be timing differences between the effect of the strengthening of the USD on the current cost of gas, and its effect on revenues, and accordingly, on the Company's gross margin.

Furthermore, from time to time, Group companies in Israel enter into significant construction and maintenance contracts in various currencies, specifically the USD and the EUR. The Group companies in Israel also partially hedge the exposure to changes in the cash flows from payments in foreign currency (mainly USD and EUR) in respect of EPC and LTSA agreements by the use of forward transactions. As a rule, these contracts will be designated as hedged for the purpose of application of cash flow hedge accounting principles.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 21 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

A.	Financial risk management (cont.)

5.	Currency risk (cont.)

With respect to the Company’s investment in CPV Group, which operates in the USA, and whose functional currency is the USD, generally, a decrease in the USD exchange rate may adversely affect the value of the Company’s USD-denominated investment, and the Company's net income and equity. In addition, when there is a need to raise NIS-denominated sources in Israel to fund the expected investments in CPV Group’s backlog of projects under construction and development, an increase in the USD exchange rate may lead to an increase in the financing required to implement those investments.

6.	CPI risk

Group companies in Israel are exposed to the CPI risk, mainly due to the linkage of a substantial portion of their income to the generation tariff (which is partly affected by changes in the CPI). In addition, the purchases of natural gas are linked to the generation tariff and include a USD floor price. Furthermore, some of the Company’s capital costs and investments are linked to the CPI, whether directly or indirectly. Therefore, despite the fact that an increase in the CPI increases the Company’s costs and investments, the structure of income includes a certain natural protection that mitigates the said exposure.

Furthermore, the Debentures (Series B), and some of the long-term loans in Hadera are linked to the Consumer Price Index. In order to mitigate some of the exposure to changes in the CPI with respect to Hadera’s long-term loans, in June 2019, the Group entered into hedging transactions with a banking corporation in order to hedge some of the exposure to the CPI. These contracts were designated as hedges for the purpose of application of cash flow hedge accounting principles.

7.	Interest rate risk

To reduce the exposure to interest rate changes in Israel (mainly Prime interest), the Group uses a mix of loans (including credit facilities) and debentures in a way that some of the loans and debentures are at fixed interest rates and others at variable interest rates.

Most of CPV Group’s long-term loans and credit facilities (through associates) bear a variable interest rate (mainly SOFR) and in terms of cash flow, are exposed to interest rate changes. To reduce part of the exposure to interest rate risk, CPV Group enters into USD-denominated interest rate swaps to exchange variable USD interest rates for fixed USD interest rates in respect of some of the long-term loans. These transactions are designated as hedged for the purpose of application of cash flow hedge accounting principles.

8.	Other market price risks - electricity margins and prices

From time to time, CPV Group (through associates) hedges a certain portion of the capacity of the power plants in the Energy Transition in the USA segment, which changes from one project to another, in order to hedge the fluctuations in electricity prices in short periods (mainly a year). The purpose of the hedging is to fix the energy margin (the margin between the price received for the electricity and the price paid for the gas), by entering into commodities contracts in respect of gas and electricity prices.

Furthermore, in the field of renewable energies (through an associate), CPV Group enters into long-term PPAs and in agreements for the sale of RECs, in a manner that mitigates part of the exposure to changes in electricity margins and prices.

As a rule, the transactions are designated as hedged for the purpose of application of cash flow hedge accounting principles.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 21 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

B.	Financial instruments

1.	Credit risk

The carrying amount of the following financial assets represents the maximum credit exposure without taking into account the value of collateral or other credit enhancements in respect thereof: cash and cash equivalents, deposits (including restricted and long-term), trade and other receivables (including long-term), and derivative financial instruments.

Maximum exposure to credit risk in respect of trade receivables

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of the reporting date was as follows:

	As of December 31
	2024	2023
	NIS million	NIS million

Trade receivables in Israel	239	203
Trade receivables in the USA	54	44
	293	247

 As of December 31, 2024 and 2023, trade receivables arise from trade receivables not in arrears.

 For details regarding credit risk management, see above.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 21 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

B.	Financial instruments (cont.)

2.	Liquidity risk

Following are the contractual repayment dates of the financial liabilities at non-discounted values, including expected interest payments (according to the interest rates prevailing on the reporting date):

		As of December 31, 2024
	Carrying amount	Contractual amount	12 months or less	One to two years	2-5 years (1)	More than 5 years
	NIS million

Non-derivative financial liabilities
Trade payables	213	213	213	-	-	-
Payables and credit balances	7	7	7	-	-	-
Debt from non‑controlling interests (including interest payable)	515	633	17	4	576	36
Debentures (including interest payable)	1,891	2,116	267	305	1,124	420
Lease liability (including interest payable)	45	57	16	10	21	10
Loans from banking corporations and financial institutions (including interest payable)	2,234	3,070	209	219	623	2,019

Total financial liabilities	4,905	6,096	729	538	2,344	2,485

		As of December 31, 2023
	Carrying amount	Contractual amount	12 months or less	One to two years	2-5 years	More than 5 years
	NIS million

Non-derivative financial liabilities
Trade payables	257	257	257	-	-	-
Payables and credit balances	289	289	289	-	-	-
Debt from non‑controlling interests (including interest payable)	454	580	34	8	50	488
Debentures (including interest payable)	1,853	2,029	238	250	1,136	405
Lease liability (including interest payable)	222	507	17	18	46	426
Loans from banking corporations and financial institutions (including interest payable)	3,259	4,195	595	355	1,312	1,933

Financial liabilities - derivative instruments
Long-term derivative financial instruments	55	55	6	6	17	26

Total financial liabilities	6,389	7,912	1,436	637	2,561	3,278

(1)	In 2028, including a total of approx. NIS 627 million and a total of approx. NIS 559 million for debentures and debt from non‑controlling interests, respectively.

In respect of certain liabilities, particularly to banking corporations, and debentures, the Company is subject to financial covenants (for further details, see Notes 14B4 and 15C).) Non-compliance with the financial covenants may lead to redemption of the liabilities earlier than shown in the above table. Actual interest payments in respect of liabilities at variable interest rates may be different than the amounts shown in the above table.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 21 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

B.	Financial instruments (cont.)

3.	Market risk

CPI and currency risks
The Group's exposure to CPI and foreign exchange risks, excluding derivative financial instruments (see below), is as follows:

	NIS		Foreign currency
	CPI-linked	Non-linked	USD (*)	Other	Total
	NIS million
December 31, 2024

Assets
Cash and cash equivalents	-	232	728	2	962
Restricted deposits and cash	-	60	-	-	60
Trade and other receivables	-	237	186	-	423

Total financial assets	-	529	914	2	1,445

Liabilities
Trade payables	-	(91)	(122)	-	(213)
Payables and credit balances	-	(6)	(1)	-	(7)
Debentures	(922)	(969)	-	-	(1,891)
Lease liabilities	(14)	(6)	(25)	-	(45)
Debt from non‑controlling interests	(13)	(49)	(453)	-	(515)
Loans from banking corporations and financial institutions	(405)	(1,829)	-	-	(2,234)

Total financial liabilities	(1,354)	(2,950)	(601)	-	(4,905)

Total financial instruments	(1,354)	(2,421)	313	2	(3,460)

	NIS		Foreign currency
	CPI-linked	Non-linked	USD (*)	Other	Total
	NIS million
December 31, 2023

Assets
Cash and cash equivalents	-	329	672	6	1,007
Restricted deposits and cash	-	55	6	-	61
Trade and other receivables	-	242	443	-	685

Total financial assets	-	626	1,121	6	1,753

Liabilities
Trade payables	-	(103)	(148)	(6)	(257)
Payables and credit balances	-	(18)	(271)	-	(289)
Debentures	(1,001)	(852)	-	-	(1,853)
Lease liabilities	(17)	(9)	(196)	-	(222)
Debt from non‑controlling interests	(60)	(26)	(368)	-	(454)
Loans from banking corporations and financial institutions	(440)	(1,949)	(870)	-	(3,259)

Total financial liabilities	(1,518)	(2,957)	(1,853)	(6)	(6,334)

Total financial instruments	(1,518)	(2,331)	(732)	-	(4,581)
(*) The balances as of December 31, 2024 and 2023 include a net asset totaling approx. NIS 311 million and a liability of approx. NIS 788 million, respectively, in respect of the Group’s activity in the USA (mainly CPV Group), whose functional currency is the USD. Therefore, as of December 31, 2024 and 2023, the net exposure to the US dollar of the Group’s activity in Israel amounted to a net liability of approx. NIS 53 million and a net asset of approx. NIS 56 million, respectively.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 21 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

B.	Financial instruments (cont.)

3.	Market risk (cont.)

CPI and currency risks (cont.)

The Group has derivative financial instruments used to protect foreign currency exposures at an immaterial amount.

The Group hedges some of the CPI risks with derivative financial instruments as follows:

	As of December 31, 2024
	Linkage receivable	Interest payable	Expiration date	Amount of the linked principal	Fair value
				NIS million

CPI swap contracts	Index	1.76%	2036	272	43

	As of December 31, 2023
	Linkage receivable	Interest payable	Expiration date	Amount of the linked principal	Fair value
				NIS million

CPI swap contracts	Index	1.76%	2036	294	37

CPI swap contract to hedge up to approx. 70% of the exposure to the CPI in respect of the Hadera’s loan principal, in exchange for payment of additional interest at an annual rate of between 1.76%. The Group will designate this transaction to cash flow hedge accounting.

Currency sensitivity analyses:

Appreciation (depreciation) of the NIS by a rate of 5% or 10% against the following currencies would have increased (decreased) the comprehensive income or loss (after tax) by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain fixed.

	As of December 31, 2024
	Effect on total comprehensive income (loss) and capital
	10% decrease	5% decrease	5% increase	10% increase
	NIS million	NIS million	NIS million	NIS million

Non-derivative instruments USD/NIS
USA (mainly CPV Group) (*)	(27)	(13)	13	27
Israel	4	2	(2)	(4)
	(23)	(11)	11	23

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 21 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

B.	Financial instruments (cont.)

3.	Market risk (cont.)

CPI and currency risks (cont.)

Currency sensitivity analyses: (cont.)

	As of December 31, 2023
	Effect on total comprehensive income (loss) and capital
	10% decrease	5% decrease	5% increase	10% increase
	NIS million	NIS million	NIS million	NIS million

Non-derivative instruments USD/NIS
USA (mainly CPV Group) (*)	58	29	(29)	(58)
Israel	(4)	(2)	2	4
	54	27	(27)	(54)

Derivative instruments - USD/NIS
USA (mainly CPV Group) (*)	3	1	(1)	(3)
Israel	(9)	(4)	4	9
	(6)	(3)	3	6

(*)	Changes in the exchange rate of the USD in connection with the USA activity will be carried to other comprehensive income (loss).

Index sensitivity analyses:

A change of 1% or 2% in the CPI would have increased (decreased) the comprehensive income or loss (after tax) in the amounts presented below. The analysis below is based on index changes that the Group believes are reasonably feasible as of the end of the Reporting Period. The analysis is based on the assumption that all other variables, in particular the interest rates, remained constant.

	As of December 31, 2024
	Effect on total comprehensive income (loss) and capital
	2% decrease	1% decrease	1% increase	2% increase
	NIS million

Long-term loans (CPI)	6	3	(3)	(6)

Debentures (CPI)	18	9	(9)	(18)

CPI swap contracts	(4)	(2)	2	4

	As of December 31, 2023
	Effect on total comprehensive income (loss) and capital
	2% decrease	1% decrease	1% increase	2% increase
	NIS million

Long-term loans (CPI)	7	3	(3)	(7)

Debentures (CPI)	20	10	(10)	(20)

CPI swap contracts	(4)	(2)	2	4

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 21 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

B.	Financial instruments (cont.)

3.	Market risk (cont.)

Interest rate and CPI risk

Below is a breakdown of the types of interest of the Group’s interest-bearing financial instruments as of the end of the Reporting Period, based on reports to the Group’s management:

Fixed interest instruments linked to the CPI:
	As of December 31
	2024	2023
	NIS million	NIS million

Financial liabilities (*)	1,334	1,493
	(1,334)	(1,493)

Fixed interest instruments not linked to the CPI:
	As of December 31
	2024	2023
	NIS million	NIS million

Financial assets	762	349
Financial liabilities	1,643	1,643
	(881)	(1,294)

(*) Includes a total of approx. NIS 272 million and approx. NIS 294 million as of December 31, 2024 and 2023, respectively, which were converted into non-linked loans through a CPI swap.

Variable interest instruments:
	As of December 31
	2024	2023
	NIS million	NIS million

Financial assets	210	197
Financial liabilities (**)	1,645	2,413
	(1,435)	(2,216)

(**) Includes a total of approx. NIS 673 million as of December 31, 2023, which were converted into loans bearing fixed interest through an interest rate swap.
For details regarding loss of control, deconsolidation and transition to the equity method in the fourth quarter of 2024 with respect to the investment in CPV Renewables, see Note 23E.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 21 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

B.	Financial instruments (cont.)

3.	Market risk (cont.)

Interest rate and CPI risk

Analyses of sensitivity to variable interest (Prime):

A change of 1% or 2% in the Prime interest rate would have increased (decreased) the comprehensive income or loss (after tax) in the amounts presented below. The analysis below is based on the Prime interest rate changes that the Group believes are reasonably feasible as of the end of the Reporting Period. The analysis is based on the assumption that all other variables remained constant.

	As of December 31, 2024
	Effect on total comprehensive income (loss) and capital
	2% decrease	1% decrease	1% increase	2% increase
	NIS million

Long-term loans	25	13	(13)	(25)

	As of December 31, 2023
	Effect on total comprehensive income (loss) and capital
	2% decrease	1% decrease	1% increase	2% increase
	NIS million

Long-term loans	24	12	(12)	(24)

C.	Fair value

1.	Financial instruments measured at fair value for disclosure purposes only

The carrying amount of certain financial assets and financial liabilities, including cash and cash equivalents, deposits, restricted cash and deposits (including long-term), receivables and debit balances (including long-term), financial derivatives, short term credit, trade payables, payables and credit balances, and other long-term liabilities (excluding lease liabilities), corresponds with or is close to their fair value.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 21 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

C.	Fair value (cont.)

1.	Financial instruments measured at fair value for disclosure purposes only (cont.)

Below is the fair value of financial liabilities and the carrying amount presented in the statement of financial position

	As of December 31, 2024
	Carrying amount (*)	Fair value	Discount rate used
	NIS million	NIS million	to determine the fair value

Loans from banking corporations and financial institutions (Level 2)	2,234	2,237	5.5%-6.2%
Loans from non‑controlling interests (Level 2)	514	508	5.5%-7.7%
Debentures (Level 1)	1,891	1,805	5.3%-5.9%
	4,639	4,550

	As of December 31, 2023
	Carrying amount (*)	Fair value	Discount rate used
	NIS million	NIS million	to determine the fair value

Loans from banking corporations and financial institutions (Level 2)	3,259	3,289	5.3%-6.8%
Loans from non‑controlling interests (Level 2)	454	464	5.6%-6.8%
Debentures (Level 1)	1,853	1,760	5.3%-6.1%
	5,566	5,513

(*) Includes current maturities and interest payable.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 21 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

C.	Fair value (cont.)

2.	Fair value hierarchy of financial instruments measured at fair value

The table below presents an analysis of financial instruments measured at fair value, on a periodic basis.

The valuation method and the different levels appear in Note 4 above.

	As of December 31
	2024	2023
	NIS million	NIS million
Financial assets
Derivatives used for hedge accounting
CPI swap contracts (Level 2) (1)	44	39
Interest rate swaps (SOFR) (Level 2) (2)	-	24

	44	63

Financial liabilities
Derivatives used for hedge accounting
CPI swap contracts (Level 2) (1)	(1)	(2)
Interest rate swaps (SOFR) (Level 2) (2)	-	(9)
Electricity price hedge contracts (the renewable energy segment in the USA) (Level 3) (2)	-	(55)

	(1)	(66)

(1)	The nominal NIS-denominated discounted interest rate range in the value calculations is 4.1%-4.5% and the real discounted interest rate range is 0.8%-2.5%.
(2)
The balances as of December 31, 2023 are in respect of CPV Renewable. For details regarding loss of control, deconsolidation and transition to the equity method in the fourth quarter of 2024 with respect to the investment in CPV Renewable, see Note 23E.

NOTE 22 – RELATED AND INTERESTED PARTIES

A.	Compensation and benefits for key management personnel (including directors)

The Group’s Chairman of the Board and senior directors (hereinafter - “Key Management Personnel”) are usually entitled, in addition to salary, to arrangements regarding the notice and adjustment periods, various social benefits, including - among other things - vacation leave, sick leave and convalescence pay, various insurance coverages, advanced education fund, car and telephone. In addition, the Group makes contributions for them to defined contribution and benefit plans and post-employment benefit plans. Generally, Key Management Personnel are also entitled to annual bonuses in accordance with the Group’s Compensation Policy, and participate in the Company’s equity compensation plan, and senior executives in CPV Group take part in the profit-sharing plan for CPV Group employees. For additional information, see Note 16C.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 22 – RELATED AND INTERESTED PARTIES (cont.)

A.	Compensation and benefits for key management personnel (including directors) (cont.)

Compensation and benefits for the Key Management Personnel employed in the Group (including the Chairman of the Board):

	For the year ended December 31
	2024		2023		2022
	No. of people	NIS million	No. of people	NIS million	No. of people	NIS million

Employee benefits	6	23	9	23	9	33
Share-based payment	6	9	9	4	9	24
		32		27		57

Compensation and benefits for non-employee directors in the Group:

	For the year ended December 31
	2024		2023		2022
	No. of people	NIS million	No. of people	NIS million	No. of people	NIS million

Total benefits to non-employee directors in the Group	9	2	10	2	7	2

The following are further details regarding the compensation of key management personnel:

1.
Mr. Giora Almogy is the CEO of the Company and a director of the subsidiaries, from January 1, 2011. According to his employment agreement, which was revised in 2023, the Company’s CEO is entitled to a monthly salary, which is linked to the CPI (the monthly salary as of December 31, 2024 stood at approx. NIS 209 thousand). Furthermore, the CEO is entitled to social benefits as is generally accepted in the Company, and to related benefits in accordance with the compensation policy (such as vehicle, reimbursement of expenses, and 13th salary).

The engagement between the Company and the CEO is for an indefinite period and may be canceled by any of the parties by six-months’ written notice. During the notice period, the Company CEO will be entitled to the full salary and related benefits paid in accordance with the provisions of the agreement. Upon termination of the employment of the Company’s CEO for any reason whatsoever other than dismissal in circumstances in which severance pay may be denied according to the provisions of the law, the CEO will be entitled to the funds accrued in the pension fund/executive insurance, and also to a supplementation to one gross monthly salary, according to his latest monthly salary immediately prior to the termination date, multiplied by the number of his years of service in the Company. The CEO will be entitled to a six-months adjustment period (that does not overlap with the advance notice period), in any event of termination of service, other than dismissal in circumstances in which severance pay may be denied according to the provisions of the law. The adjustment period shall commence at the end of the advance notice period, and the CEO will continue receiving his service and employment terms in full during that period. In addition, the Company CEO will be entitled to bonuses according to the Company’s compensation policy as applicable from time to time, based on the approvals required by law.

For details regarding options granted to the Company CEO, see Note 16B.

Subsequent to the report date, the Company's Board of Directors approved (after approval by the Compensation Committee) a bonus to the Company’s CEO in respect of 2024 in the amount of approx. NIS 2,545 thousand (in 2023 - approx. NIS 1,696 thousand).

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 22 – RELATED AND INTERESTED PARTIES (cont.)

A.	Compensation and benefits for key management personnel (including directors) (cont.)

2.
Mr. Yair Caspi has been serving as the Company’s Chairman of the Board since January 3, 2021. On February 17, 2021, the General Meeting of the Company’s shareholders approved his terms of office and employment as Chairman of the Board from the date of commencement of his term of office and for a period of four years since that date (Mr. Caspi serves as a director in companies related to the Company’s controlling shareholder, and the controlling shareholder in the Company may be considered as having a vested interest in his compensation). On December 18, 2024, the general meeting of shareholders approved the terms of his tenure for an additional four-year term. According to his employment agreement, the Chairman of the Board is entitled to a monthly salary, which is linked to the CPI (the monthly salary as of December 31, 2024 stood at approx. NIS 139 thousand). Furthermore, the Chairman of the Board is entitled to social benefits as is generally accepted in the Company, and to related benefits in accordance with the compensation policy (such as vehicle, reimbursement of expenses, and 13th salary).

The engagement between the Company and the Chairman of the Board may be canceled by any of the parties by six-months’ written notice. During the notice period, the Chairman of the Board will be entitled to the full salary and related benefits paid in accordance with the provisions of the agreement. Upon termination of the employment of the Chairman of the Board for any reason whatsoever other than dismissal in circumstances in which severance pay may be denied according to the provisions of the law, he will be entitled to the funds accrued in the pension fund/executive insurance, and also to a supplementation to one gross monthly salary, according to his latest monthly salary immediately prior to the termination date, multiplied by the number of his years of service in the Company. The Chairman of the Board will be entitled to a three-month adjustment period (that does not overlap with the advance notice period), in any event of termination of service, other than dismissal in circumstances in which severance pay may be denied according to the provisions of the law. The adjustment period shall commence at the end of the specified notice period or at the end of the engagement, as the case may be, and the Chairman of the Board shall continue receiving full service and employment terms during that period.

For details regarding options granted to the Company’s Chairman of the Board, see Note 16B.

B.	Balances with related and interested parties

	As of December 31
	2024	2023
	NIS million	NIS million
Balances in Israel (including ICG Energy):
Cash and cash equivalents (1)	447	201
Trade receivables (2)	4	3
Other accounts receivable	-	1
Other payables (benefits for key management personnel and directors)	(14)	(13)
Loans and credit from banking corporations and financial institutions (1)	-	(101)

Balances in the USA:
Cash and cash equivalents (1)	16	-
Trade receivables (4)	15	9
Other long-term receivables - subordinated loans to an associate (3)	117	109
Debt from non‑controlling interests (5)	(196)	(157)

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 22 – RELATED AND INTERESTED PARTIES (cont.)

C.	Transactions with related parties and interested parties (*)

	For the year ended December 31
	2024	2023	2022
	NIS million	NIS million	NIS million

Transactions in Israel (including ICG Energy):
Sales (2)	42	37	252
Cost of sales (6)	-	(10)	2
General and administrative expenses	(2)	-	-
Other finance income, net (1)	17	22	6

Transactions in the USA:
Revenues from provision of services (4)	91	80	65
Other finance income (3)	8	4	-
Other finance expenses (8)	(8)	-	-
Interest expenses in respect of a debt from non‑controlling interests (5)	(12)	(10)	(7)

(*) Transactions with interested and related parties are carried out in the ordinary course of business and at fair market value (FMV).

1.
During the ordinary course of business and at fair market value, the Group enters into agreements with Mizrahi Tefahot Bank Group Ltd. for a wide range of banking activities, including management of cash and deposits and short term credit facilities.

2.	Mainly includes PPAs:

Bazan Group

In 2011, Rotem signed a PPA with Bazan Group, which was a related party until the end of 2022, for a period of 120 months from the date on which Rotem commenced commercial operation (July 2013) and through June 2023. The consideration specified in the agreement is per kilowatt-hour consumed and was based on the DSM tariff with a discount on the Generation Component tariff. In the agreement, Rotem undertook to meet a specified volume of electricity supply on an accrual basis (minimum capacity), which is measured according to periods set in the agreement.In 2023, the parties renewed and revised the PPA.

Income from sale of electricity in 2022 stood at approx. NIS 247 million.

Migdal Insurance Company Ltd.

In 2016 Hadera entered into a PPA with Migdal Insurance Company Ltd.11 (hereinafter - “Migdal”) for a period of 120 months from the date on which Hadera commenced commercial operation (July 2020). The consideration specified in the agreement is per kilowatt-hour consumed and based on the DSM tariff with a discount on the Generation Component tariff.  Furthermore, the agreement sets out provisions regarding power consumption by Migdal above the maximum quantity agreed upon, and conditions regarding an increase in the Maximum Quantity and Hadera’s undertaking to meet minimum capacity rates of the power plant.

11 A subsidiary of Migdal Insurance and Financial Holdings Ltd., which - as of the report date - is an interested party in the Company.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 22 – RELATED AND INTERESTED PARTIES (cont.)

C.	Transactions with related parties and interested parties (*)

Migdal Insurance Company Ltd. (cont.)

2.	(cont.)

The agreement includes provisions generally accepted in agreements of this type regarding the cancellation thereof in respect of a breach or of events upon the occurrence of which, each party may terminate the agreement, without such termination being deemed as a breach of the agreement, and sets rights to Hadera’s lenders, and regarding its assignment to related parties.

Income from sale of electricity in 2024 stood at approx. NIS 42 million (in 2023 - approx. NIS 37 million, and in 2022 approx. NIS 5 million).

3.
Subordinated loans advanced to Valley by the CPV Group in April 2021 and June 2023 totaled approx. NIS 107 million. This amount was used by Valley mainly for the purpose of extending its financing agreement in June 2023.

4.	As part of the asset and energy management operations, CPV Group provides management, initiation and maintenance services to specific associates.

5.
For the purpose of investing in CPV Group, the Group has engaged in a partnership agreement with OPC Power, as detailed in Note 23A3, inter alia with institutional investors from Migdal Insurance Group, an interested party in the Company.

6.	In 2023 and 2022, the Company entered into engagements for the sale and purchase of natural gas surpluses of immaterial scope with ICL Group Ltd.

7.	The Group also sells electricity to other related parties in Israel, and the transactions with these parties were classified as negligible transactions.

8.	The Group provides bank guarantees through associates for projects under development in the US.

9.	From time to time, institutional investors, which are interested parties in the Company, also purchase marketable debentures of the Company.

NOTE 23 – SUBSIDIARIES

A.	Material Group subsidiaries

Following are details regarding the Group’s material subsidiaries (directly and indirectly held):

		The Group’s ownership rights in the subsidiary
		As of December 31
	Main location of the Company's operations	2024	2023

Company

OPC Israel (1)	Israel	80%	80%
OPC Power Plants (2)	Israel	80%	80%
CPV Group PL (hereinafter - “CPV Group”) (3)	USA	70.46%	70%

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 23 – SUBSIDIARIES (cont.)

A.	Material Group subsidiaries (cont.)

(1)	OPC Israel

The restructuring (transfer of assets and share exchange) and investment transaction (hereinafter - the “Transaction”) entered into between Veridis, the Company and OPC Israel (a wholly-owned subsidiary of the Company) was completed in January 2023; as part of the transaction, assets were transferred from the Company and Veridis to OPC Israel and a wholly-owned company thereof; the transfer was tax-exempt in accordance with the provisions of the Income Tax Ordinance and was made in consideration for the allocation of shares in OPC Israel and a wholly-owned company thereof.

In addition, a shareholders agreement between the Company and Veridis was signed and came into force, which regulates their relationship in OPC Israel, such that as from the Transaction Completion Date, all of the Company’s activities in the field of electricity and energy generation and supply in Israel are wholly-owned by OPC Israel.12 Furthermore, on the Transaction Completion Date, Veridis transferred to OPC Israel a total of approx. NIS 452 million (after adjustments to working capital as is generally accepted in agreements of this type); against the transfer of the said investment amount and Veridis’ rights in the Rotem Companies, Veridis was allocated 20% of OPC Israel’s issued capital. It is noted that a total of NIS 400 million out of the said investment amount was used by Rotem to repay (pro rata) part of shareholder loans extended by the Company and Veridis to Rotem in 2021. In addition, as part of the Transaction, arrangements were put in place regarding guarantees that the Company provided and/or will provide in favor of the assets transferred to OPC Israel, as well as indemnity arrangements in respect of such guarantees that will be retained by the Company.

The accounting treatment applied to the Veridis transaction in accordance with the provisions of IFRS 10, Consolidated Financial statements, is a transaction with non-controlling interests while retaining control; accordingly, all differences between the cash received from Veridis as stated above and the increase in the non-controlling interests line item was recognized in capital reserve from transactions with non-controlling interests.

As of the Transaction Completion Date as stated above, a shareholders agreement between the Company and Veridis entered into effect, which dealt with OPC Israel; this agreement replaced the shareholder agreement made between the parties regarding their holdings in Rotem, which was in effect until the completion of the Veridis transaction. The shareholders' agreement of OPC Israel includes terms and conditions that are generally accepted in shareholders’ agreements, including, among other things, regarding: (1) General meetings; (2) rights to appoint directors (such that the Company, as the controlling shareholder, has the right to appoint the majority of directors, including the Chairman of the Board), decisions regarding certain issues that will require a special majority (as long as Veridis’s holdings do not fall below a threshold set in the shareholders agreement), including decisions pertaining to certain interested party transactions, merger or liquidation, entering into a new area of activity, and investments in projects above amounts and at set terms and conditions; (3) shareholders’ rights in case of share allocation or transfer; (4) defined areas of activity; (5) arrangements for execution of distributions by OPC Israel; (6) non-compete arrangements;13 (7) arrangements in connection with the provision of additional funds to OPC Israel by the shareholders in connection with its business needs, including a dilution mechanism at the terms set for that purpose, etc.

[12]
In January 2023, on the eve of the transaction’s completion, the Company transferred to OPC Israel, among other things, the shares of OPC Power Plants, the holdings in Rotem 2, the holdings in Gnrgy, as well as other companies and operations in the area of activity in Israel, such as energy generation facilities on consumers’ premises, virtual electricity supply activity, etc.

[13]
The shareholders agreement defines OPC Israel’s area of activity, which includes, among other things, electricity generation and supply in Israel, which will be carried out by OPC Israel, subject to the agreed arrangements, in accordance with the agreement.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 23 – SUBSIDIARIES (cont.)

A.	Material Group subsidiaries (cont.)

(1)	OPC Israel (cont.)

The shareholders’ agreement also places certain restrictions regarding the transfer of OPC Israel’s shares (other than to authorized transferees), including a right of first refusal to the parties in connection with the transfer of the parties’ holdings in OPC Israel, and a drag along right to oblige Veridis to join the sale, by the Company, of its holdings in OPC Israel; the shareholders’ agreement also confers upon Veridis a tag along right to join a sale of shares by the Company, all subject to the circumstances, conditions and dates set forth in the shareholders’ agreement with respect to each of the arrangements.

(2)	OPC Power Plants

In December 2020, the Company carried out an internal reorganization in accordance with Section 104A of the Income Tax Ordinance, in which it transferred to OPC Power Plants its entire holdings in some of the subsidiaries it owned. As of the report date, OPC Power Plants holds subsidiaries Rotem, Hadera, Zomet, Hadera Operations Company and Sorek 2, as well as in the Gat Partnership. In January 2023 and as part of the share exchange and investment transaction with Veridis, as detailed in Section A1 above, generation facilities installed at consumers’ premises were transferred to OPC Power Plants and the shares of OPC Power Plants was transferred to OPC Israel.

(3)	The CPV Group

CPV Group is an American limited partnership established under Delaware law in the United States; it is owned by the Company through OPC Power Ventures LP. As of the report date, CPV Group coordinates the Company’s activity in the USA. For details regarding CPV Group’s areas of activity, see Note 25. For further details regarding major projects of the CPV Group, held through associates, see Note 24.

OPC Power Ventures LP

In October 2020, the Company entered into partnership agreement with three financial entities (hereinafter - the “Partnership Agreement”), whereby the partners will invest in OPC Power. OPC Power is a special purpose partnership for the purpose of acquiring and holding CPV Group and for making additional investments in CPV Group, in the Power and Electricity segment in the United States. As of the report date, the Limited Partners’ holding stakes in the Partnership are as follows: The Company (through a subsidiary) that holds approx. 70.46%; three financial investors that are: Clal Insurance Group institutional investors that hold 12.75%; Migdal Insurance Group institutional investors that hold 12.64%; a Poalim Capital Markets Group company that holds 4.15% (these three investors will be referred to hereinafter - the “Financial Investors”) (the rates are as of the Partnership Agreement signing date and do not include profit-sharing rights allocated to CPV Group managers as detailed in Note 16C). A wholly owned company of the Company is the General Partner of the Partnership, and as such manages the Partnership’s business. As long as the Company is the controlling shareholder of the Partnership’s General Partner, a separate operation of the Company in the area of operation of the Partnership in the US will require approval by a special majority of the other partners.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 23 – SUBSIDIARIES (cont.)

A.	Material Group subsidiaries (cont.)

(3)	The CPV Group (cont.)

The following is information regarding investment undertakings and loan provision of OPC Power partners (in USD million):

	Immediately prior to the report approval date	December 31, 2024	December 31, 2023

Total investment undertakings and loan provision (a) (b)	1,535	1,535	1,315
Utilization (c)	(1,480)	(1,455)	(1,215)
Balance of investment undertakings and loan provision	55	80	100

A.
On December 15, 2024, after the stake in the Maryland and Shore power plants was increased, as described in Note 24C, the total amount of investment commitments and shareholders loans by all partners totals USD 220 million. The Company's share in the said amount exceeds its proportionate share in the partnership by a total that is immaterial to the Company and accordingly the Company's holding stake as of the report date (through a subsidiary) increased to approx. 70.46%. (the holding stake, assuming full utilization as of the report date - approx. 70.69%).

B.
Excluding an additional investment commitment for backing guarantees which were or will be provided for the purpose of development and expansion of projects - each partner based on its pro rata share in the Partnership, as detailed above, for a total of approx. USD 75 million.

C.
For the purpose of acquiring all interests in CPV Group and financing additional investments. In the reporting period, the Company and non-controlling interests (both directly and indirectly) made equity investments in the Partnership and advanced loans totaling approx. USD 156 million (approx. NIS 561 million) and approx. USD 64 million (approx. NIS 230 million), respectively. The loans are denominated in USD and bear an annual interest rate of 7%. The loan principal will be repayable at any time as will be agreed on between the parties, but no later than January 2028. Accrued interest is payable on a quarterly basis. To the extent the payment made by OPC Power is lower than the amount of the accrued interest, the payment in respect of the balance will be postponed to the following quarter – but not later than January 2028.

As of the report date, total investments in Partnership’s equity and the outstanding balance of the loans (including accrued interest) amount to approx. USD 1,090 million (approx. NIS 3,617 million), and approx. USD 420 million (approx. USD 1,533 million), respectively.

The Partnership Agreement provides, among other things, the entitlement of the General Partner to management fees at a rate deriving from the scope of investments of the Partnership, and a carried interest that is dependent on the rate of return earned by the Partnership. Furthermore, the Partnership Agreement contains, among other things, arrangements for the relationships between the Limited Partners and the relationships between them and the General Partner of the Partnership, provisions relating to the management of the Partnership, restrictions on the transfer partners’ rights, tag-along rights of the financial investors in certain cases, right of first offer (ROFO) in certain cases and drag along rights.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 23 – SUBSIDIARIES (cont.)

A.	Material Group subsidiaries (cont.)

(3)	The CPV Group (cont.)

The Company and the financial investors also signed agreements whereby the Company granted the financial investors a put option, and they granted the Company a call option (in the event that the put option is not exercised), with respect to the holdings of the financial investors in the Partnership. The exercise price of the put option will be based on the fair value of the Partnership less a certain discount, and exercise price of the call option will be based on the fair value of the Partnership plus a certain premium. The Partnership Agreement defines the exercise period and expiry dates of the options. The Company may pay the exercise price through its shares based on their average price on the stock exchange shortly before the exercise.

(4)	Gnrgy

In May 2021, the Company acquired 27% of the share capital of Gnrgy, a privately-held company which operates in the field of EV charging services, and the installation of charging stations for electric vehicles, for a total consideration of approx. NIS 25 million. Furthermore, in December 2021, the Company invested further NIS 29 million in Gnrgy (against the allocation of new Gnrgy shares); at the same time, the Company purchased shares from the Developer in consideration for approx. NIS 13 million. Subsequent to the additional investment in Gnrgy, the Company held 51% of Gnrgy's share capital, and as from that date the Company has consolidated Gnrgy's financial statements.

During the reporting period, OPC Israel entered into a separation agreement with the Developer (49%), according to which the parties gave each other the power to take action to sell their Gnrgy shares as part of the process and at the terms described in the agreement. According to the Agreement, OPC Israel will have a right of first refusal to purchase all of the Developer’s shares in Gnrgy at the dates and at the terms and conditions set in the Agreement. If during the time set for the Subsidiary in the agreement, OPC Israel (or a third party acting on its behalf) will not issue a notice regarding the purchase of the Developer’s shares in Gnrgy, the Developer will have the right to purchase shares of OPC Holdings in Gnrgy shares at the terms and on the dates set in the separation agreement regarding this stage. If during the time set for the Developer in the agreement no such notice will be delivered by it (or a third party acting on its behalf) as stated above, the Agreement will expire, and the parties’ holdings in Gnrgy will not change.

On July 3, 2024, the Developer served OPC Israel a notice in accordance with the separation agreement regarding their undertaking to purchase all Gnrgy shares held by OPC Israel. The sale of Gnrgy shares by OPC Israel was completed on August 29, 2024 and as from that date the Company discontinued the consolidation of Gnrgy’s financial statements.

B.	Significant restrictions on the transfer of resources between Group entities

For details regarding significant restrictions applicable to OPC Israel and Hadera, see Notes 14B1, 14B2, 14B3 and 14B4 and Section A(1) above. Furthermore, distribution restrictions apply as is generally accepted in project credit agreements in respect of power plants in the US, which are held by associates.

C.	Non-controlling interests in consolidated companies

OPC Israel

Following is financial information about OPC Israel (before the elimination of intra-group transactions), in which there are - as of the report date - non-controlling interests of 20% that are material to the Group.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 23 – SUBSIDIARIES (cont.)

C.	Non-controlling interests in consolidated companies (cont.)

	As of December 31	As of December 31
	2024	2023
	NIS million	NIS million

Current assets	320	614
Non-current assets	5,138	5,094
Current liabilities	383	770
Non-current liabilities	2,877	2,808
Non-controlling interests	439	437

Total assets, net	1,759	1,693

Information on results:

	For the year ended December 31	For the year ended December 31
	2024	2023
	NIS million	NIS million

Sales	2,312	2,283
Profit for the year	76	129
Total comprehensive income	74	122
Profit attributable to the non-controlling interests	13	22

Cash flow data:

	For the year ended December 31	For the year ended December 31
	2024	2023
	NIS million	NIS million

Cash flows from operating activities	631	631
Cash flows for investing activities	(424)	(278)
Cash flows for financing activities	(498)	(286)

Total increase in cash and cash equivalents	(291)	67

Dividend distribution

During 2024, 2023 and 2022, no dividends were distributed by OPC Israel.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 23 – SUBSIDIARIES (cont.)

C.	Non-controlling interests in consolidated companies (cont.)

OPC Power

Following is financial information about OPC Power (before the elimination of intra-group transactions), in which there are - as of the report date - non-controlling interests of approx. 29.54% that are material to the Group.

	As of December 31
	2024	2023
	NIS million	NIS million

Current assets	424	719
Non-current assets	5,485	5,623
Current liabilities	87	458
Non-current liabilities	1,658	2,692
Non-controlling interests	1,230	957

Total assets, net	2,934	2,235

Information on results:

	For the year ended December 31
	2024	2023	2022
	NIS million	NIS million	NIS million

Sales	467	269	192
Profit for the year*	239	9	60
Total comprehensive income (loss)*	290	(107)	153
Profit attributable to the non-controlling interests*	73	3	18

(*) The OPC Power partnership does not file tax returns; therefore - its results are presented before the effect of taxes on income.

Cash flow data:

	For the year ended December 31
	2024	2023	2022
	NIS million	NIS million	NIS million

Cash flows from operating activities (used for operating activities)	21	(72)	(54)
Cash flows from investing activities	(1,602)	(1,295)	(403)
Cash flows from financing activities	1,475	1,495	488
Effect of exchange rate fluctuations on cash and cash equivalent balances	18	(15)	28

Total increase (decrease) in cash and cash equivalents	(88)	113	59

Dividend distribution
During 2022-2024, no dividends were distributed by OPC Power.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 23 – SUBSIDIARIES (cont.)

D.	Loans from non‑controlling interests

           Composition

	As of December 31
	2024	2023
	NIS million	NIS million

Loans from non‑controlling interests (1)	514	454
Current maturities	(14)	(32)

	500	422

(1) Loans from non‑controlling interests:

	As of December 31
	2024	2023
	NIS million	NIS million

Loan to Rotem (see Section A below)	13	26
Loan to OPC Power Ventures (see Section A3 above)	452	368
Loan to OPC Israel (see Section B below)	49	60

	514	454

A.
In 2021, the Company and Veridis advanced a loan to Rotem according to their share in its shares, such that the Company advanced a total of approx. NIS 904 million and Veridis advanced a total of approx. NIS 226 million.The loan is not linked and bears the higher of: annual interest of 2.65% or interest in accordance with Section 3(j) to the Income Tax Ordinance. The loans shall be repaid in quarterly unequal installments in accordance with the free cash flow balance, and in any case no later than October 2031.

B.
On December 27, 2023, the Company and Veridis advanced a debt to OPC Israel according to their share in its shares (hereinafter - the “Debt”), such that the Company advanced a total of approx. NIS 240 million and Veridis advanced a total of approx. NIS 60 million. The debt is CPI-linked and bears annual interest of the higher of: 2.75% or interest in accordance with Section 3(j) to the Income Tax Ordinance. The Debt’s principal and interest shall be repaid according to an amortization schedule as set in the agreement.

In January 2024, the Company and Veridis advanced an additional debt under identical conditions, such that the Company advanced a total of approx. NIS 54 million and Veridis advanced a total of approx. NIS 13 million.

During the reporting period, OPC Israel repaid a total of approx. NIS 315 million out of the said debt, such that as of the approval date of the financial statements, the outstanding debt to OPC Israel amounts to approx. NIS 64 million. Subsequent to the reporting period, in February 2025, OPC Israel repaid the outstanding debt balance.

On September 25, 2024, the Company and Veridis advanced a loan of approx. NIS 180 million to OPC Israel according to their share in its shares, such that the Company advanced a total of approx. NIS 144 million and Veridis advanced a total of approx. NIS 36 million. The loan is unlinked and bears the higher of: annual interest of Prime + 0.35% or interest in accordance with Section 3(j) to the Income Tax Ordinance. The loan principal will be repaid on the dates agreed between OPC Israel, the Company and Veridis.  Subsequent to the reporting period, OPC Israel repaid a total of approx. NIS 80 million out of the loan.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 23 – SUBSIDIARIES (cont.)

E.	Loss of control over the US Renewable Energies Segment and transition of significant influence

Transaction for investment of capital in CPV Renewable

On August 16, 2024, investees of CPV Group entered into binding agreements with Harrison Street, an American private equity fund operating in the field of infrastructures (hereinafter - the “Investor”), whereunder the Investor will invest a total of USD 300 million (hereinafter - the “Total Investment Amount”) in CPV Renewable Power LP (hereinafter - “CPV Renewable”)14 in consideration for allocating 33.33% of the ordinary interests in CPV Renewable (hereinafter - the “Investor’s Interest”), in accordance with and subject to the main terms and conditions as detailed below (hereinafter - the “Agreement” and the “Transaction”, as the case may be)15. The Transaction reflects a pre-money valuation of approx. USD 600 million for CPV Renewable.

The Investment Agreement includes, among other things, generally accepted representations and statements by CPV Corporations and the Investor, undertakings applicable to CPV Group, whose objective is mainly to ensure conduct in the ordinary course of business, and conditions precedent for completion of the Transaction, which include the absence of material adverse events as defined in the Agreement, and receipt of the regulator’s approval within a certain period.

On November 13, 2024, the conditions precedent for the completion of the Transaction were met (hereinafter - the "Transaction Completion Date”). USD 200 million was invested by the Investor on the Transaction Completion Date, and the balance - totaling USD 100 million - will be invested no later than September 30, 2025; as of the report approval date, the investment balance has yet to be received. On the Transaction Completion Date, the investor was allocated all of their rights.

The interest holders agreement, which came into effect on the Transaction Completion Date, sets forth arrangements between the interest holders in CPV Renewable, and Corporate Governance provisions, including, among other things, as detailed below:

1.
Board of Directors’ composition - the initial composition as of the completion date will include 4 board members (CPV Group and the Investor each appointing 2 directors). The voting power of the directors is based on the holding rate of the appointing interest holder.

2.	Generally accepted restrictions on the transfer of rights (including certain restriction periods), subject to agreed conditions and exclusions.

3.
Actions and resolutions requiring a special majority, which includes the votes of the directors appointed by the Investor - including, among other things, changes in the corporation’s documents, mergers, allocation of securities, liquidation, future budgets (the agreement includes arrangements regarding budgetary continuity), interested party transactions (including regarding the service agreements), certain engagements and material transactions, etc., all subject to the applicable conditions, thresholds and definitions as per the agreement. Furthermore, the replacement of the CPV Renewable’ lead business officer shall require the consent of the Investor under certain conditions.

4.	The activities of CPV Group in the field of renewable energy shall be carried out through CPV Renewable (except under certain circumstances prescribed by the Agreement).

[14]
Prior to the completion of the Transaction: (1) CPV Renewable changed its status from a Limited Partnership to a Limited Liability Company (LLC); (2) the holdings in CPV Keenan LLC (which is part of CPV Group’s renewable energy activities) were transferred into CPV Renewable. For further details, see Section 3 below.

[15]	In accordance with the Agreement, a certain refund was set from CPV Renewable to CPV Group in respect of investments in 2024.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 23 – SUBSIDIARIES (cont.)

E.	Loss of control over the US Renewable Energies Segment and transition of significant influence (cont.)

Transaction for investment of capital in CPV Renewable (cont.)

Furthermore, the agreement stipulates that CPV Group shall provide development and asset management services to CPV Renewable in accordance with a long-term services agreement,16 which will include, among other things, CPV Group’s undertaking to provide sufficient resources and skilled manpower for that purpose, in accordance with specific undertakings.17

Subsequent to an analysis of the contractual rights awarded to the Investor, the Company reached the conclusion that, in accordance with the provisions of IFRS 10, as of the Transaction Completion Date, the Company has lost control over CPV Renewable and, accordingly, as from the Transaction Completion Date, it has deconsolidated CPV Renewable’ financial statements and is applying the equity method to its investment in CPV Renewable. It is also noted that in light of the structure and nature of the transaction, the Company believes that the provisions of IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations) do not apply to the transaction.

1.	Following are details of assets and liabilities derecognized on deconsolidation date:

NIS million

Cash and cash equivalents	245
Trade and other receivables	73
Restricted deposits and cash	9
Property, plant & equipment	2,812
Right‑of‑use assets and deferred expenses	204
Intangible assets - PPAs and other agreements	412
Intangible assets - goodwill	471
Derivative financial instruments, net	(4)
Trade and other payables	(168)
Long-term loans from banking corporations and financial institutions	(1,154)
Long-term lease liabilities	(178)
Loan from ICG Energy	(318)
Other long‑term liabilities	(461)
Total assets, net derecognized upon deconsolidation	1,943

[16]	The service agreements include provisions in connection with early termination by CPV Renewable under certain circumstances.
[17]
Includes undertakings regarding skilled lead business officer and development team. A breach of some of the undertakings (as the case may be) may trigger the termination of the services agreements and the appointment of a replacement officer, and lead to other impacts on CPV Group’s rights as per the Interest Holders’ Agreement.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 23 – SUBSIDIARIES (cont.)

E.	Loss of control over the US Renewable Energies Segment and transition of significant influence (cont.)

2.	Gain on loss of control in the US Renewable Energies Segment

The fair value of CPV Renewable as reflected in the agreement described in Section 1 above amounts to approx. NIS 3,356 million (approx. USD 897 million); CPV Group’s share (66.67%) amounts to approx. NIS 2,225 million (approx. USD 595 million). The following is the calculation of the profit from loss of control:

NIS million

Fair value	2,225
Net assets attributable to the Group at deconsolidation date (see Section 2 above)	(1,943)
Excess fair value	282
Transaction costs carried to profit or loss and others	(23)
Pretax income on loss of control in the US Renewable Energies Segment	259
Tax expenses due to restructuring carried out prior to completing the transaction (1)	(12)
Deferred tax expenses with respect to revaluation of investment to fair value	(71)
Post-tax income on loss of control in the US Renewable Energies Segment	176

(1)
Including approx. NIS 53 million in current tax expenses and approx. NIS 42 million in deferred tax revenue with respect to the transfer of the investment in CPV Keenan LLC (which is part of the renewable energy segment of CPV Group) to CPV Renewable.

The allocation of the fair value of the investment in CPV Renewable to CPV Group's share in the fair value of the assets and liabilities of CPV Renewable was carried out by an independent external appraiser. Through the approval date of the Financial Statements, the Company has not yet completed the allocation as aforesaid, due to the short time that elapsed from the transaction completion date to the approval date of the Financial Statements. Consequently, some of the fair value data are temporary and may change. The fair value of the investment in CPV Renewable totaling approx. NIS 2,225 million was allocated as detailed below:

NIS million
Cash and cash equivalents	761
Receivables in respect of deferred consideration from the partner in CPV Renewable	363
Property, plant & equipment	2,487
Bank loans	(1,450)
Other identifiable assets and liabilities	64
Total	2,225

3.	Gain on loss of control in the US Renewable Energies Segment

The projects’ fair value was evaluated based on the following methodology:
A.
With regard to projects under commercial operation or construction using the DCF method by discounting the expected future cash flows of each project, by the weighted average cost of capital (WACC) after tax.

B.	With respect to the backlog of projects under advanced development - at estimated fair value per KW, and the likelihood of materialization as a function of the development stages.
C.	With regard to the backlog of projects under initial development - at cost.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 23 – SUBSIDIARIES (cont.)

E.	Loss of control over the US Renewable Energies Segment and transition of significant influence (cont.)

3.	Gain on loss of control in the US Renewable Energies Segment (cont.)

Following are the key assumptions used in determining the Projects’ fair value:

A.	Forecast years - represent the period spanning from 2024 to 2054 and are based on the estimate of the economic life of the power plants and their value as of the end of the forecast period.
B.
Market prices and capacity - market prices (electricity, capacity, RECs, etc.) are based on PPAs and market forecasts received from external and independent information sources, taking into account the relevant area and market for each project and the relevant regulation.

C.	Estimated construction costs of the projects, and entitlement to tax benefits in respect of projects under construction (ITC or PTC, as applicable).
D.	An annual long-term inflation rate of 2.2%.
E.	Weighted Average Cost of Capital (WACC) - calculated for each active material project and under construction separately and ranges between approx. 6.25% and approx. 7%.

4.	Cash flows arising from the transaction

The following are the aggregate cash flows that arose to the Group as a result of the transaction:

NIS million
Repayment of a loan granted by ICG Energy	318
Return on investment	61
Deconsolidation - Cash and cash equivalents of CPV Renewable	(245)
134

Furthermore, current taxes totaling approx. NIS 64 million were paid with regard to restructuring carried out prior to the transaction as stated in Section 3(1) above.

F.	Business combinations that occurred during 2023

1.	Acquisition of the Kiryat Gat Power Plant

In 2022, the Company entered, through a wholly-owned subsidiary - OPC Power Plants (hereinafter - the “Acquirer”), together with Dor Alon Energy in Israel (1988) Ltd. (hereinafter - “Dor Alon”), and Dor Alon Gas Power Plants Limited Partnership (hereinafter, jointly - the “Seller”) into an agreement for the purchase of all rights in a power plant located in the Kiryat Gat Industrial Zone (hereinafter - the “Acquisition Agreement”).

On March 30, 2023 the transaction was completed, and all rights in the Gat Partnership were transferred to the Group in consideration for approx. NIS 870 million (subject to working capital adjustments at an immaterial amount), of which approx. NIS 303 million were used to repay a loan from the previous shareholders, and the remaining balance of approx. NIS 567 million was used to acquire all the rights in the Gat Partnership (of which a total of approx. NIS 294 million constitutes a deferred consideration that was paid at the end of 2023).

As part of the allocation of the acquisition consideration and the determination of the fair value of identifiable assets and liabilities as of the acquisition date, the Group consolidated for the first time, among other things, property, plant, and equipment and right-of-use assets (including facilities and electricity generation and supply license) totaling approx. NIS 620 million. In addition, following the acquisition, goodwill totaling approx. NIS 220 million was recognized, reflecting the synergy between the activity of the Gat Power Plant and the Rotem and Hadera power plants.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 23 – SUBSIDIARIES (cont.)

F.	Business combinations that occurred during 2023 (cont.)

2.	Acquisition of the Mountain Wind Power Plants

In January 2023, CPV Group (through a 100%-held corporation) entered into an agreement for the acquisition of all rights (100%) in four active wind-powered power plants with an aggregate capacity of approx. 81.5 MW located in New England, USA (hereinafter - the “Mountain Wind Project”).

On April 5, 2023, the transaction was completed and CPV Group received all rights in the Mountain Wind Project against payment of a consideration of approx. NIS 625 million (approx. USD 175 million) (after adjustments as is generally accepted in agreements of this type).

As part of the allocation of the acquisition consideration and the determination of the fair value of identifiable assets and liabilities as of the acquisition date, the Group consolidated for the first time, among other things, property plant and equipment totaling approx. NIS 451 million (approx. USD 127 million). Furthermore, following the acquisition, goodwill of approx. NIS 75 million (approx. USD 21 million) was recognized.

As part of the loss of control in CPV Renewable, as described in section E above, the Company stopped consolidating the financial data of the US Renewable Energies Segment, including in respect of the Mountain Wind project.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 24 – ASSOCIATES

CPV Group’s operations in the Energy Transition Segment, as detailed in Note 25 below, is carried out through associates. In addition, as from the completion date of the investment transaction in the renewable energy segment in the fourth quarter of 2024 as detailed in Note 23E, CPV Group’s activity in the said segment is also carried out through an associate - CPV Renewable.

Following is condensed information regarding principal associates of CPV Group. In addition, the CPV Group owns additional associates that hold rights to projects under development and in which the investment, as of the report date, amounts to non-material amounts.

A(1).	Condensed financial information on the financial position as of December 31, 2024:

	Fairview	Maryland (1)	Shore (1)	Towantic	Valley	Three Rivers	CPV Renewable (2)	Other Investments	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Holding rate	25.0%	75.0%	68.8%	26.0%	50.0%	10.0%	66.7%

Current assets	110	161	128	294	149	177	897	17
Non-current assets	3,169	2,355	3,304	2,977	2,419	4,759	3,900	167

Total assets	3,279	2,516	3,432	3,271	2,568	4,936	4,797	184

Current liabilities	59	192	1,806	263	197	339	496	6
Non-current liabilities	1,919	1,063	802	843	1,517	2,357	1,395	-

Total liabilities	1,978	1,255	2,608	1,106	1,714	2,696	1,891	6

Net assets	1,301	1,261	824	2,165	854	2,240	2,906	178

Company's share	325	946	567	563	427	227	1,937	82	5,074
Fair value adjustments made on acquisition dates	283	(16)	(377)	99	(2)	30	232	(3)	246

Carrying amount of investment	608	930	190	662	425	257	2,169	79	5,320

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 24 – ASSOCIATES (cont.)

A(2).	Condensed financial information on the operating results as of December 31, 2024:

	Fairview	Maryland (1)	Shore (1)	Towantic	Valley	Three Rivers	CPV Renewable (2)	Other Investments	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Operating income	1,068	886	634	1,550	969	1,233	40	-
Net change in fair value of derivative financial instruments	40	(3)	(16)	(2)	-	-	-	-
Total income	1,108	883	618	1,548	969	1,233	40	-

Operating expenses (excluding depreciation and amortization)	(517)	(680)	(537)	(919)	(644)	(921)	(16)	(1)

Depreciation and amortization	(128)	(82)	(154)	(131)	(95)	(130)	(18)	-

Operating income (loss)	463	121	(73)	498	230	182	6	(1)

Finance expenses, net	(82)	(79)	(151)	(56)	(176)	(147)	(11)	-

Net income (loss) (3)	381	42	(224)	442	54	35	(5)	(1)
Other comprehensive income (loss) (3)	25	75	26	(34)	(93)	(35)	6	-

Comprehensive income (loss)	406	117	(198)	408	(39)	-	1	(1)

Company’s share in profit (loss)	95	6	(91)	115	27	4	(3)	(1)	152
Company’s share in other comprehensive income (loss)	6	48	15	(9)	(47)	(4)	4	-	13

Reductions of profit and loss in respect of adjustments to fair value made on the acquisition dates	(6)	3	16	3	-	-	(2)	-	14

Share in the profits (losses) of associates	89	9	(75)	118	27	4	(5)	(1)	166

(1)	For details regarding the acquisition of additional interests in the fourth quarter of 2024, see Section C below.
(2)	For details regarding loss of control, deconsolidation and transition to the equity method with respect to the investment in CPV Renewable, see Note 23E above.
(3)	It should be noted that the associates do not file tax returns and therefore their results do not reflect the tax effect.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 24 – ASSOCIATES (cont.)

B(1).	Condensed financial information on the financial position as of December 31, 2023:

	Fairview	Maryland	Shore	Towantic	Valley	Three Rivers	Other Investments	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Holding rate	25.0%	25.0%	37.5%	26.0%	50.0%	10.0%

Current assets	161	169	196	271	174	190	8
Non-current assets	3,307	2,360	3,394	3,194	2,442	5,056	88

Total assets	3,468	2,529	3,590	3,465	2,616	5,246	96

Current liabilities	235	233	233	730	382	437	7
Non-current liabilities	1,249	1,139	2,343	809	1,348	2,581	-

Total liabilities	1,484	1,372	2,576	1,539	1,730	3,018	7

Net assets	1,984	1,157	1,014	1,926	886	2,228	89

Company's share	496	289	380	501	443	226	36	2,371
Fair value adjustments made on acquisition dates	287	(51)	(178)	96	(2)	30	(3)	179

Carrying amount of investment	783	238	202	597	441	256	33	2,550

NOTE 24 – ASSOCIATES (cont.)

B(2).	Condensed financial information on the operating results as of December 31, 2023:

	Fairview	Maryland	Shore	Towantic	Valley	Three Rivers	Other Investments	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Operating income	1,045	885	602	1,244	882	526	-
Net change in fair value of derivative financial instruments	(35)	(4)	(104)	216	-	10	-

Total income	1,010	881	498	1,460	882	536	-

Operating expenses	(444)	(630)	(498)	(685)	(536)	(435)	(1)

Depreciation and amortization	(105)	(78)	(141)	(127)	(75)	(58)	-

Operating income (loss)	461	173	(141)	648	271	43	(1)

Finance expenses, net	(70)	(85)	(134)	(45)	(152)	(41)	-

Net income (loss) *	391	88	(275)	603	119	2	(1)
Other comprehensive income (loss) *	(63)	(95)	(69)	(115)	84	(45)	-

Comprehensive income (loss)	328	(7)	(344)	488	203	(43)	(1)

Company’s share in profit (loss)	98	22	(104)	157	60	-	(1)
Company’s share in other comprehensive income (loss)	(16)	(24)	(26)	(30)	42	(5)	-

Reductions of profit and loss in respect of adjustments to fair value made on the acquisition dates	(7)	2	14	-	1	-	-

Share in the profits (losses) of associates	91	24	(90)	157	61	-	(1)	242

(*) It should be noted that the associates do not file tax returns and therefore their results do not reflect the tax effect.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 24 – ASSOCIATES (cont.)

C.	Acquisition of additional interests in associates

In July 2024, the CPV Group entered into a non-binding memorandum of understanding with one party and a binding purchase agreement with another party for the acquisition of additional holdings in the Shore and Maryland power plants. In October 2024, the acquisition of an additional 25% interest in the Maryland Power Plant was completed in accordance with the Acquisition Agreement (further to fulfillment of the conditions precedent and the payment of the consideration by CPV Group); further binding agreements for the acquisition of an additional 31% interest in the Shore Power Plant and an additional 25% in the Maryland Power Plant were signed. On December 12, 2024, after meeting the conditions precedent and carrying out the required actions, the acquisitions pursuant to the Additional Acquisition Agreements were completed.

The amount paid for such transactions - with the addition of CPV’s share attributable to the Acquired Rights (approx. 31%) in the Equity Subscription with respect to the refinancing of the Shore Power Plant18 and totaled approx. USD 80 million (for 100% of the interests) - totaled approx. US 213 million (approx. NIS 770 million). Following the completion of the transactions and as of the report date, the CPV Group has stakes of approx. 69% and 75% in associates Shore and Maryland, respectively.
The total amount paid with respect to the said transactions.

Given the ownership interests held by the remaining interest holders in the associates, the Company continued to account for the investments in Shore and Maryland using the equity method.

The allocation of the purchase price to CPV Group’s share of the fair value of the identifiable assets and liabilities was carried out by an external independent appraiser, as detailed below:

NIS million
Property, plant & equipment	1,605
Loans	(1,091)
Other identifiable assets and liabilities	167

The fair value of property, plant and equipment was estimated in accordance with the DCF method by discounting the future cash flows of each project by the weighted average cost of capital (WACC) post-tax. The DCF was performed for periods representing the estimated economic life of the power plants and was revised at the end of the forecast period, based on forecast market prices (specifically electricity margins and capacity) received from external, independent information sources, long-term inflation rate, based on relevant curves and WACC, as accepted for projects of this type.

Subsequent to the reporting period, the CPV Group entered into an agreement to acquire an additional stake in the Shore power plant, subject to the completion of which and to the fulfillment of terms and conditions precedent, which have not yet been met as of the approval date of the Report, its stake in the power plant will stand at approx. 90%. As of the Report approval date, the Company is examining the accounting treatment of the other acquisition.

[18]	Which was signed in February 2025, as detailed in Note 28 below.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 24 – ASSOCIATES (cont.)

D.	Investments in property, plant and equipment of associates

    Following is additional information regarding the scope of investments of Energy Transition associates in property, plant and equipment (including periodic maintenance), without adjustment for the holding stake:

	Fairview	Maryland (1)	Shore (2)	Towantic	Valley (3)	Three Rivers
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Holding rate	25.0%	75.0%	68.8%	26.0%	50.0%	10.0%

Investments in 2024	57	55	22	39	28	43
Investments in 2023	63	101	69	37	64	78

(1)	In 2023 - includes one-off costs in respect of investments in the power plant compound totaling approx. NIS 76 million.

(2)	In 2023 - includes payments in respect of major maintenance work of approx. NIS 46 million.

(3)
In 2023 - includes payments in respect of major maintenance work totaling approx. NIS 17 million and investment in the power plant compound (which is one-off in nature) totaling approx. NIS 25 million.

E.	Dividends and capital distributions from associates

During the reporting period and in 2023 CPV Group received dividends and capital distributions from associates totaling approx. NIS 330 million and approx. NIS 24 million, respectively. In 2022 no dividends were distributed by associates.

Of the amount received during the reporting period, a total of approx. NIS 278 million was received from Fairview, in view of the completion of the refinancing agreement in August 2024, and approx. NIS 46 million was received from Towantic.

F.	Attachment of financial statements of material associates

The Company includes in its Financial Statements as of December 31, 2024, the financial statements of Shore and Towantic, and at the approval of the Israel Securities Authority’s staff following the Company’s request, the Company will publish the financial statements of Fairview as of December 31, 2024 through March 31, 2025 (hereinafter - “Material Associates”). The financial statements of the Material Associates are drawn up in accordance with US GAAP, which vary, in some respects, from IFRS. For information regarding adjustments made to the Material Associates’ financial statements in order to make them compatible with the Company’s accounting policies and rules, see Note 28.

According to legal advice received by CPV Group, under the relevant US law it is not required to sign the financial statements of the material associates, and the attached financial statements were approved by the competent organs, and an opinion of the independent auditors was attached thereto.

The Material Associates’ functional and presentation currency is the USD. As of the report date, the exchange rate is NIS 3.647 per USD.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 25 – SEGMENT REPORTING

As of the report date the Group has three reportable operating segments, which constitute strategic business units of the Group, and other activities that do not constitute reportable segments.

These strategic business units are managed separately for resource allocation and performance review evaluation due to the fact that some are in different markets, and others require different technology and adjustment of the trading structure of each unit.

Following is a brief description of the business activities of each of the Group’s three operating segments as of the report date:

•
The Israel Segment (through OPC Israel Holdings, 80%) - Under this operating segment, the Company is engaged in the generation and supply of electricity and energy, mainly to private customers and to the System Operator, and in the initiation, development, construction and operation in Israel of power plants and energy generation facilities powered using natural gas and renewable energy.

•
US Renewable Energies Segment (through CPV Group, approx. 70.46%) - in this area of operation, the Company engages in the initiation, development, construction and operation of renewable energy power plants (solar and wind) in the USA, and the supply of electricity from renewable sources. Upon completion of a transaction for the introduction of a partner into this segment in the fourth quarter of 2024 as detailed in Note 23E, the activity in this segment is carried out through an associate in which CPV Group has an interest of approx. 66.7%.

•
US Energy Transition Segment (through CPV Group, approx. 70.46%) - in this area of activity, the Company is engaged in maintenance and operation of conventional energy power plants (natural gas), which supply efficient and reliable electricity in the US. The active power plants in this area of operation are held through associates (which are not consolidated in CPV Group’s financial statements, and accordingly in the Company’s Financial Statements).

In addition, the Company is engaged, through CPV Group, in a number of business activities in the USA, which - as of the report date - are not material to the Group’s operating results (and do not constitute reportable segments in the financial statements):

(1) Initiation and development of electricity generation projects (high-efficiency natural gas-fired power plants) with potential to combine carbon capture in the future; and (2) A retail electricity sales operation for commercial customers, launched in early 2023.

It is noted that as of the report date, the Group's activity in the field of providing assets and energy management services to power plants focuses mainly on power plants, which are partly owned by CPV Group; since 2024 this activity is no longer considered independent and constitutes part of CPV Group headquarters.

The segment’s results are based on the EBITDA, which is the profit (loss) of the Company before: Depreciation and amortization, net finance expenses or income, and income taxes, as well as non-recurring income (expenses). The data of associates and joint ventures are included by way of proportionate consolidation according to the CPV Group's holding rate therein, and accordingly, the adjustments column includes mainly adjustments relating to the transition from the “proportionate consolidation” method that was used in internal management reports, and accordingly in this note, to the equity method in accordance with IFRS.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 25 – SEGMENT REPORTING (cont.)

	For the year ended December 31, 2024
	Israel	Energy Transition in the USA	US Renew-able Energies	Other activities in the USA	Adjustments to consoli-dated	Consoli-dated - total
In NIS million	(Audited)

Revenues from sales and provision of services	2,312	1,796	228	145	(1,702)	2,779

Cost of sales and provision of services	(1,649)	(1,154)	(66)	(144)	1,082	(1,931)

EBITDA after proportionate consolidation	639	588	112	(22)	(608)	709

Adjustments:
Share in profits of associates						166
General and administrative expenses at US headquarters (not attributed to US segments)						(89)
General and administrative expenses at Company headquarters (not attributed to the operating segments)						(20)
Total EBITDA						766

Depreciation and amortization						(333)
Finance expenses, net						(301)
Gain on loss of control over a subsidiary						259
Other expenses, net						(56)
						(431)

Profit before taxes on income						335

Expenses for income tax						(138)

Profit for the period						197

The total EBITDA generated by the Group’s activities in the USA (including the associates) in 2024 amounts to approx. NIS 589 million.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 25 – SEGMENT REPORTING (cont.)

	For the year ended December 31, 2023
	Israel	Energy Transition in the USA	US Renew-able Energies	Other activities in the USA	Adjustments to consoli-dated	Consoli-dated - total
In NIS million	(Audited)

Revenues from sales and provision of services	2,283	1,525	146	12	(1,414)	2,552

Cost of sales and provision of services	(1,676)	(904)	(49)	(22)	824	(1,827)

EBITDA after proportionate consolidation	562	585	31	(26)	(588)	564

Adjustments:
Share in profits of associates						242
General and administrative expenses at US headquarters (not attributed to US segments)						(26)
General and administrative expenses at Company headquarters (not attributed to the operating segments)						(27)
Total EBITDA						753

Depreciation and amortization						(303)
Finance expenses, net						(197)
Other expenses, net						(16)
						(516)

Profit before taxes on income						237

Expenses for income tax						(68)

Profit for the year						169

The total EBITDA generated by the Group’s activities in the USA (including the associates) in 2023 amounts to approx. NIS 564 million.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 25 – SEGMENT REPORTING (cont.)

	For the year ended December 31, 2022
	Israel	Energy Transition in the USA	US Renew-able Energies	Other activities in the USA	Adjustments to consoli-dated	Consoli-dated - total
In NIS million	(Audited)

Revenues from sales and provision of services	1,735	1,967	95	-	(1,870)	1,927

Cost of sales and provision of services	(1,294)	(1,375)	(29)	-	1,294	(1,404)

EBITDA after proportionate consolidation	357	554	26		(558)	379

Adjustments:
Share in profits of associates						286
General and administrative expenses at US headquarters (not attributed to US segments)						(109)
General and administrative expenses at Company headquarters (not attributed to the operating segments)						(26)
Total EBITDA						530

Depreciation and amortization						(201)
Finance expenses, net						(47)
						(248)

Profit before taxes on income						282

Expenses for income tax						(65)

Profit for the year						217

The total EBITDA generated by the Group’s activities in the USA (including the associates) in 2022 amounts to approx. NIS 469 million.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 26 – CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD

A.	Lawsuits and other contingent liabilities

1.
In recent years the System Operator notified Rotem that according to its approach the sale of energy to end consumers in excess of the production capacity of Rotem’s power plant, deviates from the provisions of Rotem’s PPA with the Israel Electric Corporation. Furthermore, Rotem was informed that the System Operator disputes Rotem’s position as to the applicability of Appendix O to Rotem’s PPA with the Israel Electric Corporation and including as to Rotem’s electricity sale options. Rotem is of the opinion that this matter was regulated as from July 1, 2024 under the complementary arrangements (including receipt of a supply license) which were stipulated by the Israeli Electricity Authority’s resolution as detailed below.

In February 2023, the Israeli Electricity Authority published a proposed resolution on the application - to Rotem - of criteria regarding deviation from a consumption plan, and the application of the complementary arrangements and criteria required for that purpose (hereinafter - the “Proposed Resolution”).

In March 2024, the Israeli Electricity Authority's resolution was given, following a proposed resolution (hereinafter – the “Resolution”). Generally, the arrangements as per the Resolution are not materially different from the arrangements included in the abovementioned proposed resolution, which comprise, among other things, the application of certain criteria on Rotem, including regarding deviations from consumption plans and the market model, alongside the award of a supply license to Rotem (if it applies for one and complies with the conditions for receipt thereof), in view of the Israeli Electricity Authority’s intention to consolidate, in many respects, the regulation that applies to Rotem with the regulation that applies to other bilateral electricity producers, thereby allowing Rotem to operate in the energy market in a manner that is similar and equal to that of producers. On June 30, 2024, Rotem received the supply license and the resolution came into force on July 1, 2024 for a period that coincides with that of Rotem's generation license.

2.
On July 1, 2020, the commercial operation date of the Hadera Power Plant commenced, after a delay in power plant’s completion of construction as a result of, among other things, components replaced or repaired.

Pursuant to the Construction Agreement with the construction contractor of the Hadera Power Plant (hereinafter in this section - the “Construction Contractor”), Hadera is entitled to compensation from the Construction Contractor for the delay in completing the power plant’s construction as well as to compensation in the event of non-compliance with the terms and conditions set out in the Agreement with respect to the power plant’s performance. Accordingly, Hadera offset a total of approx. USD 14 million from amounts payable to the construction contractor in respect of the last milestones. As a result, in September 2021, the Construction Contractor instigated arbitration proceedings against Hadera, claiming, among other things, which Hadera does not have any cause for charging (including by way of offsetting) the amounts specified in the agreement in respect of LDs and due to non-compliance with conditions set out in the agreement in connection with the performance of the power plant (hereinafter - the “Arbitration Proceeding”).

In December 2023, Hadera and the Construction Contractor signed a settlement agreement, according to which, among other things, in exchange for the withdrawal from, and full and final settlement of, the parties' claims in connection with the disputes between Hadera and the Construction Contractor that are the subject of the arbitration proceeding, the Contractor paid Hadera compensation in the amount of approx. NIS 74 million (approx. USD 21 million) (hereinafter - the "Compensation Amount”), and on the other hand, Hadera will pay the amounts it offset to the Construction Contractor totaling approx. USD 14 million. Upon the signing of the settlement agreement, the arbitration proceeding between the parties was concluded.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 26 – CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

As a result of the signing of the settlement agreement with the Construction Contractor, in 2023 the Company recognized a total of approx. NIS 41 million out of the compensation as part of the income line item, and the remaining amount of approx. NIS 33 million was offset from property, plant and equipment.

In July 2024, Hadera received a lump sum of approx. NIS 18 million (USD 5 million) from its insurers in connection with loss of income prior to the commercial operation date of the Hadera Power Plant. In the reporting period, the Company recognized an income in respect of the said amount under the ‘compensation for loss of income’ line item.

3.
The commercial operation period of the Zomet Power Plant commenced on June 22, 2023. Under the Construction Agreement, the Construction Contractor of the Zomet Power Plant (hereinafter in this section - the “Construction Contractor”) undertook to complete the construction work of the power plant, including acceptance tests by late January 2023. Furthermore, the Construction Agreement includes customary provisions for agreements of this type, including obligations for agreed compensation that are limited in amount, in case of non-compliance with the terms and conditions set forth in the Construction Agreement, including non-compliance with certain guaranteed results and/or non-compliance with the schedule.

In March 2024, an amendment to the Construction Agreement was signed, under which, among other things, the Construction Contractor paid Zomet an approx. NIS 26 million (approx. USD 7 million) as compensation due to a delay in the commercial operation, and on the other hand Zomet paid approx. NIS 43 million in respect of milestone payments, which were delayed, net of amounts that will serve as a collateral for an additional period as set out in the agreement.

As a result of the signing of the amendment to the Construction Agreement, the Company recognized in the reporting period income of approx. NIS 26 million (approx. USD 7 million) in respect of the said compensation under the compensation for loss of income line item.

4.
The Group companies usually record provisions for claims which, in their management’s opinion, based on their legal counsel, will more likely than not materialize. The provision is made according to an estimate of the expected amounts of the payments for settlement of the liability. As of the report date, additional exposure for which there is no provision amounts to approx. NIS 21 million (excluding a purchase tax assessment, as stated in Note 10B6).

B.	Maintenance and service agreements

1.      Agreement in Rotem

On June 27, 2010, Rotem entered into an agreement with Mitsubishi19 for the long-term maintenance of Rotem Power Plant, from the commercial operation date, for an operating period of 100 thousand work hours or up to the date on which 8 scheduled maintenance services are completed on the gas turbine (which the Company estimates to be approx. 12 years of the Rotem Power Plant’s commercial date of operation), at a cost of approx. EUR 55 million (as of the signing date of the agreement), payable over the period based on the formula provided in the agreement (hereinafter in this section – the “Maintenance Agreement”). Under the Maintenance Agreement, Mitsubishi will perform maintenance work on the main components of Rotem Power Plant, comprising the gas turbine, the steam turbine and the generator. In addition, Mitsubishi will supply new or refurbished spare parts, as necessary.

[19]	Mitsubishi Heavy Industries Ltd. (which on June 24, 2014 was assigned to Mitsubishi Hitachi Power Systems Ltd. and on March 31, 2016 - to Mitsubishi Hitachi Power Systems Europe Ltd.).

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 26 – CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

It is noted that the Maintenance Agreement covers scheduled maintenance work and that, as a rule, Rotem will be charged separate additional amounts for any unscheduled or additional work, if required.

The Maintenance Agreement includes Mitsubishi’s guarantees with regard to the performance of the Rotem Power Plant. Mitsubishi undertook to compensate Rotem in the event of non-compliance with the foregoing guarantees, subject to the terms and provisions of the agreement, and Rotem undertook to pay Mitsubishi to for improvement in the performance of Rotem Power Plant resulting from the maintenance work; all this – up to an annual maximum limit, as detailed in the Maintenance Agreement.

In December 2023, Rotem entered into a new maintenance agreement with Mitsubishi Power Europe Ltd. and a company operating on its behalf that will serve as a local contractor (hereinafter, jointly - “Mitsubishi”) at a total estimated cost of approx. EUR 67 million that will be paid over the term of the agreement, in accordance with the payments schedule set in the agreement. The New Maintenance Agreement is expected to replace the Original Maintenance Agreement described above, the expected expiry date of which is October 2025.

The term of the New Maintenance Agreement shall be 12 years as from the end of the term of the Original Maintenance Agreement, or the completion of the required maintenance work (which is quantified based on a number of parameters as detailed in the agreement), according to the latest of the options, and no later than 20 years from the end of the term of the Original Rotem Maintenance Agreement. As part of the New Maintenance Agreement, Mitsubishi gives Rotem an undertaking to maintain a certain level of availability of the components relevant to the power plant and other parameters related to the performance of the relevant components in the power plant (including an undertaking regarding emissions). In addition, Mitsubishi gave Rotem a warranty undertaking with respect to with some of the maintained components, in accordance with the provisions set in the New Maintenance Agreement. It is also noted that the time tables for the execution of maintenance work in the power plant was extended such that it was decided that maintenance work will be executed in the power plant every 25,000 working hours (approx. three years). Alongside the signing of the New Rotem Maintenance Agreement, Rotem has undertaken to purchase new equipment for the power plant at the total cost of approx. EUR 8 million.

2.      Agreement in Hadera

In June 2016, Hadera entered into in a long-term service agreement with two companies of the GE Group20 (hereinafter in this section – the “Service Agreement”), under which they will carry out maintenance work in the key components of the Hadera Power Plant, which include the two gas turbines, generators and some of their auxiliary equipment, for a period commencing on the date of commercial operation, until the earlier of: (a) the date on which all of the covered units (as defined in the Service Agreement) will have reached the end-date of their service life and (b) 25 years from the date of signing the Service Agreement. The cost of the Service Agreement is estimated at approx. USD 42 million (as of the agreement signing date) (linked to various indexes), payable over the term of the Agreement, based on the formula set in the Agreement.

The Service Agreement includes a warranty for reliability and other obligations concerning the performance of the power plant and indemnification to Hadera in the event of failure to meet the performance obligations, subject to the terms and provisions provided for, and on the other hand, Hadera undertook to pay bonuses in the event of improvement in the performance of the power plant as a result of the maintenance work, up to a cumulative maximum limit for each inspection period.

The Service Agreement includes guarantees provided by the Parent Company to secure each of the parties’ undertakings.

20           General Electric International Inc. and with GE Global Parts & Products GmbH.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 26 – CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

3.     Agreement in Zomet

In December 2019, Zomet signed a long-term service agreement (hereinafter – the “Zomet Maintenance Agreement”) with PW Power Systems LLC (hereinafter – “PWPS”), for providing maintenance servicing for the Zomet Power Plant, for a period of 20 years commencing from the date of delivery of the plant. The cost of the Service Agreement is part of the estimated total consideration of the agreement with the Zomet Power Plant’s construction contractor. Zomet may terminate the Zomet Maintenance Agreement after a period of 5 years from the power plant’s delivery date. The Zomet Maintenance Agreement provides a general framework for provision of maintenance services by PWPS for the generation units and additional equipment on the site during the Agreement term (hereinafter, in this Section – the “Equipment”). Zomet is responsible for the current operation and maintenance of the Equipment. Pursuant to the terms and conditions of the agreement, PWPS will provide Zomet with ongoing services, including, among others, an annual inspection of the Equipment and engineering support, with a representative of PWPS being present onsite during the first 18 months of the operation. In addition, the agreement includes providing the Company with access to PWPS leasable equipment, and in case of interrupted production, PWPS will provide the Company with a replacement engine, pursuant to the terms and conditions and for the amounts set forth in the agreement. The agreement includes a mechanism for the performance of the replacement generator. Pursuant to the terms and conditions of the agreement and with the Zomet Power Plant being a peaker plant, other maintenance services, in addition to those set forth in the agreement, will be purchased based on work orders, i.e., the services will be provided by PWPS in accordance with the prices that will be agreed upon, or with respect to certain services - based on the prices stipulated in the agreement.

B. Maintenance and service agreements (cont.)

4.     Agreement in Gat

On January 29, 2017, the Gat Partnership and Siemens Israel Ltd. (hereinafter - “Siemens”) entered into an operating and maintenance agreement in connection with the Gat Power Plant (hereinafter - the “Gat Operating and Maintenance Agreement”). This is an operation and maintenance agreement, by virtue of which Siemens undertook to provide all operation and maintenance services to the Gat Power Plant, at a cost of approx. NIS 287 million, which is paid over the term of the agreement, in accordance with a formula set in the agreement (including various linkages). The term of Gat’s operating and maintenance agreement shall be 20 years or 170 thousand operating hours from the commercial operation date, the earlier of the two. Subject to the early termination provisions in accordance with the conditions set forth.

5.     Sorek 2 Maintenance Agreement

 In June 2021, Sorek 2 entered into a long-term agreement with an international vendor (hereinafter - the “Vendor”) for the maintenance of the turbine and its related equipment; the term of the agreement is 16 years with an option to renew by 25 years, in return for up to approx. USD 29 million (as of the signing of the Agreement), in accordance with the term of the Agreement, subject to the milestones set in the agreement (hereinafter in this section - the “Maintenance Agreement”). The Maintenance Agreement includes provisions regarding agreed and capped compensation in respect of execution and meeting time tables for servicing, and regarding the Vendor’s responsibility for its equipment and services.

 The Maintenance Agreement includes guarantees provided by the Parent Company to secure each of the parties’ undertakings.

 It is noted that the above agreements require, among other things, the approval of the Water Desalination Administration, in accordance with and as required pursuant to the concession agreement signed between IDE and the State of Israel in connection with the desalination facility and the project, as detailed in Note 9D.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 26 – CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

C.	Agreements for acquisition of natural gas

1.	Agreement between Tamar Group and Rotem

In November 2012, Rotem entered into an agreement with the Tamar Group (as amended from time to time)21 in connection with the supply of natural gas to the power plants (hereinafter in this section - the “Agreement”). The Agreement will remain in effect until September 2029. Furthermore, if 93% of the Total Contractual Quantity is not consumed, both parties have the right to extend the agreement by the earlier between consumption of the full contractual quantity or two additional years. The Total Contractual Quantity under the Agreement amounts to 10.6 BCM. The financial scope of the agreement (as estimated by the Tamar Group on the signing date of the agreement) is approx. USD 2.5 billion. Such an estimated amount does not take into account the reduction of quantities and the subsequent amendments.

Certain annual quantities in the Agreement between Tamar Group and Rotem are subject to a Take or Pay (TOP) obligation, based on a mechanism set out in the Agreement. Under the Agreement, under certain circumstances if payment is made for a quantity of natural gas that is not actually consumed or a quantity of gas over and above the TOP amount is purchased, Rotem may, subject to the restrictions and conditions set out in the Agreement, accumulate this quantity, for a limited time, and use it within the framework of the Agreement. The Agreement includes a mechanism that allows, under certain conditions, these rights to be assigned to related parties for quantities that were not consumed, up to close to their expiration date. In addition, Rotem may sell surplus gas under a secondary sale, subject to conditions set in the agreement. In addition, Rotem was awarded an option that was exercisable in 2020-2022, to reduce the daily contractual quantity to a certain rate set out in the agreement.

Pursuant to the Agreement, the price of gas is based on a base price in NIS, which was set on the date of signing the Agreement, linked to changes in the generation component tariff, which is part of the DSM, and in part (30%) to the USD representative exchange rate. In addition, the natural gas price formula set in the Agreement between Tamar Group and Rotem is subject to a minimum price in USD.

In May 2022, Rotem served Tamar with a notice regarding the reduction of some of the quantities purchased under the Agreement, which will take place at the end of a 12-month period (late May 2023), further to Rotem’s engagement in an amendment to the agreement with Energean of May 2022 (for details, see Section C3 below). At the end of the notice period regarding the reduction of quantities by virtue of the agreement and upon commencement of natural gas acquisition under the Energean agreement in 2023, the quantities of natural gas acquired from the Tamar Group decreased significantly.

2.	Agreement between the Tamar Group and Hadera

Hadera has a natural gas supply agreement with the Tamar Group (hereinafter in this section - the “Agreement”). The Agreement between Tamar and Hadera will end 15 years after the commencement of supply from the Tamar Reservoir (April 2013), or at the end of the consumption of the total contractual quantity, the earlier of the two. Furthermore, if 91.5% of the Total Contractual Quantity is not consumed, both parties have the right to extend the agreement by the earlier between consumption of the full contractual quantity or two additional years. The price of gas is denominated in USD, is linked to the weighted average of the generation component published by the Israeli Electricity Authority and includes a minimum price. The total amount of the agreement as estimated on the engagement date may amount to approx. USD 0.7 billion (assuming that the overall quantity will be consumed).

[21]
To the best of the Company’s knowledge, as of the report date, the Tamar Group includes Isramco Negev 2 Limited Partnership, Union Energy & Systems 2 Ltd. Mubadala Energy RSC Ltd., Chevron Mediterranean Ltd., Tamar Investment 2 Limited, Dor Gas Exploration Limited Partnership and Tamar Petroleum Ltd.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 26 – CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

According to the agreement, Tamar has an obligation to supply all of the quantities included in the agreement; on the other hand, Hadera has a TOP commitment regarding a certain annual quantity of natural gas. Hadera was awarded the option to reduce part of the daily contractual quantity to a certain rate as set out in the agreement. In February 2020, and in accordance with the amendment signed between the parties, Hadera gave notice of the date from which the average quantity will be calculated for purposes of calculating the reduced quantities, subject to adjustments as described above.

Further to Hadera’s engagement in an amendment to the agreement with Energean of May 2022 as stated in Section C3 below, in June 2022 Hadera served Tamar with a notice regarding the reduction of quantities, as stated above (hereinafter - the “Reduction Notice”); the reduction of quantities came into force in March 2023. Upon the commercial operation of the Karish Tanin Reservoir in the reporting period and the acquisition of natural gas in accordance with the Energean Transaction, the quantity and purchase cost of natural gas from the Tamar Group dropped.

In addition, in September 2016, Hadera and Tamar Group engaged in an additional agreement for the sale and purchase of gas (hereinafter in this section - the “Additional Agreement”). The additional agreement shall be in effect for up to 15 years from January 2019 or until the Total Contractual Quantity has been consumed – whichever is earlier. The gas price is denominated in USD and linked to the weighted average of the generation component published by the Israeli Electricity Authority and includes a minimum price. Supply of the gas in accordance with the additional agreement, is on an interruptible basis; i.e., Tamar Group will not be obligated to supply the gas quantity requested. Hadera has an early termination right in respect of the additional gas agreement under certain prescribed circumstances. Accordingly, in June 2022, Hadera informed Tamar Group of such early termination, and accordingly the additional agreement was terminated on June 30, 2023.

3.	The Energean Agreements

In December 2017, Rotem and Hadera engaged in agreements with Energean Israel Ltd. (hereinafter – “Energean”), which has holdings in the Karish Reservoir, for the purchase natural gas.22 According to the terms of the agreements, the total original basic natural gas quantities which Rotem and Hadera are expected to purchase was approx. 5.3 BCM and approx. 3.7 BCM, respectively (hereinafter – the “Total Contractual Quantity”). For details regarding the increase in the Total Basic Contractual Quantity, see below in this section. The agreement includes, among other things, a TOP mechanism, whereby Rotem and Hadera undertake to pay for a minimum quantity of natural gas even if they have not used it.

Furthermore, the agreements include additional provisions and arrangements customary in agreements for the purchase of natural gas, including with regard to maintenance, gas quality, limitation of liability, buyer and seller collateral, assignments and liens, dispute resolution and operating mechanisms. In accordance with the regulation, the Company is required to provide guarantees under certain conditions set forth in the agreement, including a downgrading of the rating, according to the value of the number of gas consumption days, in accordance with the contractual quantity set forth in the agreement.

Until the amendment of the agreements with Energean in November 2019, it was stipulated that the agreements will remain in effect until the earlier of: 15 years or until the Total Contractual Quantity will have been supplied by Energean to each of the subsidiaries (Rotem and Hadera) (hereinafter – the “First Agreement Period”), where the commencement date of the agreement will be no later than 12 months from the date Energean pumps its first gas (hereinafter - the “Karish’s Commercial Operation Date”). Under each of the Agreements, if 14 years from Karish’s Commercial Operation Date will have elapsed and the contracting company has not taken a volume equivalent to 90% of the Total Contractual Quantity, subject to prior notice, each party may extend the agreement for an additional period which will begin at the end of 15 years from the date the agreement took effect, until the earlier of: (1) full consumption of the Total Contractual Quantity; or (2) for an additional 3 years from the end of the First Agreement Term.

[22]	At the time of signing the agreement, there was also an engagement with ICL Group Ltd. and Bazan Ltd. The agreements with respect to each of the Group Companies are separate and independent.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 26 – CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

C. Agreements for the acquisition of natural gas (cont.)

3.	The Energean Agreements (cont.)

As part of an amendment to Rotem and Hadera’s Energean agreements of 2019, the rate of gas consumption by Rotem was accelerated, such that Rotem’s daily and annual contractual gas consumption from Energean was increased by 50%, with no change in the Total Contractual Quantity being purchased from Energean. Accordingly, the agreement period was updated to the earlier of 10 years or until the Total Contractual Quantity will have been consumed (in lieu of the earlier of 15 years or until the Total Contractual Quantity will have been consumed) (hereinafter - the “Additional Agreement Term”). It is noted that the agreements with Energean include circumstances under which each party to the agreements will be entitled to terminate the relevant agreement before the end of the First Agreement Period (or the Additional Agreement Term), including cases of prolonged supply interruptions, compromised collateral, etc.

The price of the natural gas in the agreements with Energean is denominated in USD and is based on an agreed formula, which is linked to the Electricity Generation Component and includes a minimum price. The original total financial amount of the agreements was estimated at approx. USD 1.3 billion (assuming consumption of the total basic quantity and in accordance with the original agreements and in accordance with the gas price formula as of the engagement date) and depends mainly on the Electricity Generation Component, the increase of the quantities as specified below and the volume of gas consumed.

In May 2022, an amendment to the Energean Agreements was signed, which set out, among other things, arrangements pertaining to bringing forward the reduction of the quantities of gas purchased under Rotem and Hadera’s natural gas agreements with the Tamar Group and the following arrangements:

As outlined in Sections C1 and C2 above, in accordance with the Tamar Agreements, Rotem and Hadera may give the Tamar Group notice by December 31, 2022 regarding the reduction of part of the contractual annual minimum quantity of gas to be purchased, in accordance with the formulae set in the Tamar Agreements (hereinafter - the “Reduction Notice”); such reduction will come into force at the end of the period set in Rotem and Hadera's agreements with the Tamar Group (12 and 8 months, respectively) (hereinafter - the “Actual Reduction Date”). In accordance with the Energean Agreements, Rotem and Hadera shall issue the Reduction Notice by the date on which piping of gas from the Karish Reservoir will commence after the running in period has ended (hereinafter - the “Commercial Operation Date”). As part of the May 2022 amendment, it was decided that Rotem and Hadera will issue their respective Reduction Notices under the Tamar Agreements (as described in Sections C1 and C2 above) within 30 days from the amendment date. It was further determined in the amendment that as from the Commercial Operation Date and through the Actual Reduction Date, Rotem and Hadera will have a TOP undertaking regarding a certain quantity of natural gas, and at the same time netting arrangements were put in place in connection with the bringing forward of the Reduction Notice, and in connection with Rotem and Hadera’s purchase of gas from alternative sources if the Commercial Operation Date does not take place by the Actual Reduction Date. In addition, the amendment includes an option that may be exercised until the end of 2022 to purchase further immaterial quantities of natural gas from Energean under the terms of the agreement between Energean and Rotem.

It is noted that, in August 2022, Rotem and Hadera informed Energean regarding the increase of the contractual gas quantity under the original terms and conditions of the Energean agreements (the increase does not constitute exercise of the above option, which is exercisable by the end of 2022). It is clarified that increasing the contractual quantity increases the TOP commitment as part of the agreements.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 26 – CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

In November 2022, Rotem served Energean with a notice of the exercise of the option to acquire an additional immaterial quantity, as set out in the amendment to the agreement with Energean. At the beginning of 2023, Energean issued Hadera and Rotem with a notice regarding the completion of the commissioning and commercial operation on March 26, 2023.

In addition, in 2023 Rotem and Hadera recognized a contractual amount totaling approx. NIS 18 million (approx. USD 5 million), which was received during the reporting period and recognized in the cost of sales line item.

4.
On March 18, 2024, a wholly-owned partnership of OPC Israel (hereinafter - the “Partnership”) engaged with a third party in an agreement for the purchase of natural gas. The agreement will terminate on June 30, 2030 or at the earlier of: the end of the consumption of the Total Contractual Quantity of approx. 0.46 BCM as set out in the agreement.

Under the agreement, the Seller undertook to provide to the Partnership a daily quantity of gas, as will be decided by the Partnership each month, in accordance with the mechanism set out in the agreement, and - for its part - the Partnership assumed a take or pay liability for a certain annual consumption as set out in the agreement. The agreement includes arrangements regarding quantities consumed above or below the minimum annual quantity. The price of the natural gas is denominated in USD and based on an agreed formula, which is linked to the generation component and includes a minimum price. Furthermore, the agreement included additional provisions and arrangements customary in agreements for the purchase of natural gas, including with regard to the natural gas’s quality, supply shortage, force majeure, limitation of liability, early termination provisions under certain cases, subject to terms and conditions and reassignment.

5.	Amendment to the Excise Tax on Fuel Ordinance

In September 2024, an amendment to the Fuel Excise Tax Ordinance (Imposition of Excise Tax) went into effect, as from January 1, 2025. The amended ordinance includes an increase of the excise tax rates applicable to various types of fuels, including natural gas, such that in 2025, the excise tax on natural gas will increase from NIS 19 to NIS 33 and will continue to increase in a graduated manner until reaching a maximum excise tax of NIS 192 in 2030. The increase in the excise tax rate on natural gas is expected to increase the cost of natural gas for the Company; the Company estimates that some of the effect may be mitigated as a result of an increase in the Company’s revenues, provided that the generation component will be increased and subject to the effect of such a possible increase, for the Company, in the price of natural gas, which is linked to the generation component. As of the report approval date, the effect of the amendment to the Excise Tax Ordinance on the Company’s results in Israel over time cannot be estimated. With respect to 2025, the Company believes that the amended Excise Tax Ordinance is not expected to have a material effect on its results.

D.	Agreement for the sale of surplus electricity in Rotem

On August 18, 2024, an agreement was signed for the purchase and sale of surplus electricity between Rotem and a third party holding an electricity generation license (hereinafter - the “Electricity Producer”); the term of the agreement is five years.

As part of the agreement, Rotem undertakes to sell to the Electricity Producer and the Electricity Producer undertakes to purchase from Rotem surplus quantities of electricity, during certain demand hour clusters, at a discount for the demand side management tariff (DSM Tariff) (hereinafter - the “Contractual Discount”); with respect to surplus electricity in other demand hour clusters, which were defined, the parties will give certain priority under agreed conditions. Under the provisions of the agreement, the sale of surpluses shall be carried up in accordance with set maximum and minimum quantities. Furthermore, the agreement includes additional provisions and arrangements regarding early termination thereof and provisions which are generally accepted in agreements for the purchase of surplus electricity.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 27 – SUBSEQUENT EVENTS

A.	For further details regarding developments in commitments, legal claims and other liabilities in the reporting period and thereafter, see Note 26.

B.	For further details regarding developments in credit from banking corporations and others and debentures in the reporting period and thereafter, see Notes 14 and 15, respectively.

C.	For details regarding the acquisition of additional rights in the Shore power plant subsequent to the reporting period, see Note 24C.

NOTE 28 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES

Shore refinancing agreement

Subsequent to the report date, Shore entered into a refinancing agreement,23 in accordance with the following main terms and conditions (hereinafter - the “New Refinancing Agreement”)

The scope of liabilities under the New Refinancing Agreement is approx. NIS 1.57 billion (USD 436 million), composed of approx. NIS 1.18 billion (approx. USD 325 million), Term Loan B, as well as renewable and non-renewable credit facilities totaling approx. NIS 0.4 billion (approx. USD 111 million), including for the purpose of working capital and letters of credit. The loans’ final repayment date is February 4, 2032 and the final repayment date of the renewable credit facility is February 4, 2030. The pace and scope of the Term Loan B changes until the final repayment date, according to a combination of a mandatory amortization schedule (1% per year) and a leverage-based cash sweep repayment mechanism ranging from 75% to 100% in cash sweep. According to the New Refinancing Agreement, the interest rate on the loan is SOFR + a 3.75% spread.

The other key terms and conditions (grounds for repayment, collateral and additional terms and conditions) in the New Refinancing Agreement are similar in essence to those of the exiting financing agreement and as accepted in agreements of this type, along with an adjustment to the requirement to hedge the minimum interest rate to 50% of the expected nominal balance of the loan for a three-year period as of the completion date of the New Refinancing Agreement and a requirement for a debt service coverage ratio of x1.10 for the 12 consecutive months. The requirement for a debt service coverage ratio is initially measured on December 31, 2025 (pro-rated) for a period as from the New Refinancing Agreement effective date and at the end of each subsequent calendar quarter. With respect to the completion of the New Refinancing Agreement, approx. NIS 288 million (approx. USD 80 million) was extended to Shore by all of its shareholders (hereinafter - the “Deleveraging Amount”), with CPV Group’s share in the Deleveraging Amount being approx. USD 55 million.

Prior to completing the New Refinancing Agreement, the CPV Group entered into an acquisition agreement to increase its holding stake in Shore to 90%, as detailed in Note 24C. It is noted that, as of the report approval date, the CPV Group provided its share of the Deleveraging Amount attributable to the acquired stake.24

[23]	Non-recourse project financing, as accepted in agreements of this type.
[24]
In consideration for increasing its above holdings, subject to its completion, the CPV Group will pay the seller an amount that is immaterial to the Company. If the stake shall not be increased as aforesaid, the share of the Deleveraging Amount attributable to that stake shall be considered a loan to the seller under the agreed upon terms and conditions.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 28 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Shore (cont.)

Statement of Financial Position

		As of December 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	49	16,098	16,147
Restricted cash	D	18,308	(16,098)	2,210
Property, plant & equipment	A, C,G	561,594	(67,979)	493,615
Intangible assets	C	14,151	(14,151)	-
Right‑of‑use assets	E	87,301	133,961	221,262
Other assets	F	100,391	-	100,391

Total assets		781,794	51,831	833,625

Accounts payable and deferred expenses	A	39,641	(2,023)	37,618
Long-term lease liability	E	74,384	140,865	215,249
Other liabilities		452,673	9,472	462,145

Total liabilities		566,698	148,314	715,012

Partners’ equity	A, E,F	215,096	(96,484)	118,612

Total liabilities and equity		781,794	51,830	833,624

		As of December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	48	5,400	5,448
Restricted cash	D	7,529	(5,400)	2,129
Derivatives	F	-	14,304	14,304
Property, plant & equipment	A, C,F	582,326	(66,842)	515,484
Intangible assets	C	14,699	(14,699)	-
Right‑of‑use assets	E	88,979	141,044	230,023
Other assets		126,619	(15,638)	110,981

Total assets		820,200	58,169	878,369

Accounts payable and deferred expenses	A	21,652	(2,615)	19,037
Long-term lease liability		75,775	144,152	219,927
Other liabilities		463,073	8,316	471,389

Total liabilities		560,500	149,853	710,353

Partners’ equity	A, E,F	259,700	(91,684)	168,016

Total liabilities and equity		820,200	58,169	878,369

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 28 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Shore (cont.)

 Statements of Income and Other Comprehensive Income:

		For the year ended December 31, 2024
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	B	167,618	(704)	-	166,914
Fuels and other	E	100,114	(15,946)	-	84,168
Other operating expenses	A	66,577	(5,536)	-	61,041
Depreciation and amortization	A, E,H	21,982	15,479	-	37,461

Operating loss		(21,055)	5,299	-	(15,756)

Finance expenses	B,E	29,107	11,537	-	40,644

Loss for the period		(50,162)	(6,238)	-	(56,400)

Other comprehensive loss	B	5,558	1,439	-	6,997

Comprehensive loss for the period		(44,604)	(4,799)	-	(49,403)

		For the year ended December 31, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	B	112,217	749	-	112,966
Fuels and other	E	80,782	(15,947)	-	64,835
Other operating expenses	A	66,611	(18,196)	-	48,415
Depreciation and amortization	A,E	21,969	12,225	-	34,194

Operating loss		(57,145)	22,667	-	(34,478)

Finance expenses	A, E,G	27,863	8,312	-	36,175

Loss for the year		(85,008)	14,355	-	(70,653)

Other comprehensive loss	B	(14,945)	(3,783)	-	(18,728)

Comprehensive loss for the year		(99,953)	10,572	-	(89,381)

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 28 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Shore (cont.)

Material adjustments to the statement of cash flows

		For the year ended December 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Loss for the period		(50,162)	(6,238)	(56,400)

Net cash provided by operating activities		11,635	-	11,635
Net cash used for investing activities	D	(526)	(5,114)	(5,640)
Net cash provided by financing activities		4,704	-	4,704

Net increase in cash and cash equivalents		15,813	(5,114)	10,699

Balance of cash and cash equivalents at the beginning of the period	D	48	5,400	5,448

Restricted cash balance at the beginning of the period	D	77,609	(77,609)	-

Balance of cash and cash equivalents at the end of the period	D	49	16,098	16,147

Restricted cash balance as of the end of the period	D	93,421	(93,421)	-

		For the year ended December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Loss for the year		(85,008)	14,355	(70,653)

Net cash provided by operating activities		4,157	-	4,157
Net cash provided by (used for) investing activities	D	(408)	5,763	5,355
Net cash used for financing activities		(16,036)	-	(16,036)

Net decrease in cash and cash equivalents		(12,287)	5,763	(6,524)

Balance of cash and cash equivalents at the beginning of the year	D	39	11,933	11,972

Restricted cash balance at the beginning of the year	D	89,905	(89,905)	-

Balance of cash and cash equivalents at the end of the year	D	48	5,400	5,448

Restricted cash balance at the end of the year	D	77,609	(77,609)	-

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 28 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview

Statement of Financial Position

		As of December 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	43	444	487
Restricted cash	D	4,793	(444)	4,349
Property, plant & equipment	A,C	801,986	57,331	859,317
Intangible assets	C	25,883	(25,883)	-
Other assets		34,936	-	34,936

Total assets		867,641	31,448	899,089

Accounts payable and deferred expenses	A	18,501	(6,360)	12,141
Other liabilities		530,181	-	530,181

Total liabilities		548,682	(6,360)	542,322

Partners’ equity	A	318,959	37,808	356,767

Total liabilities and equity		867,641	31,448	899,089

		As of December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	52	265	317
Restricted cash	D	947	(265)	682
Property, plant & equipment	A,C	817,316	57,540	874,856
Intangible assets	C	26,753	(26,753)	-
Other assets		80,408	-	80,408

Total assets		925,476	30,787	956,263

Accounts payable and deferred expenses	A	15,034	(5,435)	9,599
Other liabilities		399,165	420	399,585

Total liabilities		414,199	(5,015)	409,184

Partners’ equity	A	511,277	35,802	547,079

Total liabilities and equity		925,476	30,787	956,263

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 28 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview (cont.)

Statements of Income and Other Comprehensive Income:

		For the year ended December 31, 2024
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	B	275,102	(2,854)	27,083	299,331
Operating expenses	A	121,590	(8,648)	27,083	140,025
Depreciation and amortization	A	27,485	7,062	-	34,547

Operating profit		126,027	(1,268)	-	124,759

Finance expenses	B	27,325	(5,185)	-	22,140

Profit for the period		98,702	3,917	-	102,619

Other comprehensive loss	B	8,080	(1,911)	-	6,169

Comprehensive income for the period		106,782	2,006	-	108,788

		For the year ended December 31, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	B	256,103	3,898	17,660	277,661
Operating expenses	A	119,737	(12,985)	17,660	124,412
Depreciation and amortization	A	27,186	1,177	-	28,363

Operating profit		109,180	15,706	-	124,886

Finance expenses	B	24,191	(5,416)	-	18,775

Profit for the year		84,989	21,122	-	106,111

Other comprehensive loss	B	(8,032)	(9,034)	-	(17,066)

Comprehensive income for the year		76,957	12,088	-	89,045

(*) Represents adjustments to the Group’s accounting policies regarding the presentation of hedging transactions regarding energy margins.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 28 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview (cont.)

Material adjustments to the statement of cash flows

		For the year ended December 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period		98,702	3,917	102,619

Net cash provided by operating activities		125,851	-	125,851
Net cash provided by (used for) investing activities	D	(11,286)	23,714	12,428
Net cash used for financing activities		(138,109)	-	(138,109)

Net increase (decrease) in cash and cash equivalents		(23,544)	23,714	170

Balance of cash and cash equivalents at the beginning of the period	D	52	265	317

Restricted cash balance at the beginning of the period	D	28,328	(28,328)	-

Balance of cash and cash equivalents at the end of the period	D	43	444	487

Restricted cash balance as of the end of the period	D	4,793	(4,793)	-

		For the year ended December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the year		84,989	21,122	106,111

Net cash provided by operating activities		138,604	-	138,604
Net cash provided by (used for) investing activities	D	(3,967)	8,971	5,004
Net cash used for financing activities		(144,750)	-	(144,750)

Net decrease in cash and cash equivalents		(10,113)	8,971	(1,142)

Balance of cash and cash equivalents at the beginning of the year	D	89	1,370	1,459

Restricted cash balance at the beginning of the year	D	38,404	(38,404)	-

Balance of cash and cash equivalents at the end of the year	D	52	265	317

Restricted cash balance at the end of the year	D	28,328	(28,328)	-

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 28 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic

Statement of Financial Position

		As of December 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	99	8,969	9,068
Restricted cash	D	29,631	(8,969)	20,662
Property, plant & equipment	A,C	717,309	79,455	796,764
Intangible assets	C	47,824	(47,824)	-
Other assets		70,362	-	70,362

Total assets		865,225	31,631	896,856

Accounts payable and deferred expenses	A	39,630	(2,207)	37,423
Other liabilities		266,468	(450)	266,018

Total liabilities		306,098	(2,657)	303,441

Partners’ equity	A	559,127	34,288	593,415

Total liabilities and equity		865,225	31,631	896,856

		As of December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	100	1,946	2,046
Restricted cash	D	2,004	(1,946)	58
Property, plant & equipment	A,C	740,844	80,810	821,654
Intangible assets	C	51,333	(51,333)	-
Other assets		131,405	-	131,405

Total assets		925,686	29,477	955,163

Accounts payable and deferred expenses	A	14,167	(2,107)	12,060
Other liabilities		412,217	(105)	412,112

Total liabilities		426,384	(2,212)	424,172

Partners’ equity	A	499,302	31,689	530,991

Total liabilities and equity		925,686	29,477	955,163

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 28 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic (cont.)

Statements of Income and Other Comprehensive Income:

		For the year ended December 31, 2024
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	B	437,675	(18,991)	-	418,684
Operating expenses	A	257,262	(8,779)	-	248,483
Depreciation and amortization	A	28,927	6,515	-	35,442

Operating profit		151,486	(16,727)	-	134,759

Finance expenses	B	19,316	(4,222)	-	15,094

Profit for the period		132,170	(12,505)	-	119,665

Other comprehensive loss	B	(24,345)	15,102	-	(9,243)

Comprehensive income for the period		107,825	2,597	-	110,422

		For the year ended December 31, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	B	380,081	19,039	15,698	414,818
Operating expenses	A	198,011	(8,765)	15,698	204,944
Depreciation and amortization	A	28,843	5,609	-	34,452

Operating profit		153,227	22,195	-	175,422

Finance expenses	B	19,317	(7,346)	-	11,971

Profit for the year		133,910	29,541	-	163,451

Other comprehensive loss	B	(4,815)	(26,455)	-	(31,270)

Comprehensive income for the year		129,095	3,086	-	132,181

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 28 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic (cont.)

Material adjustments to the statement of cash flows

		For the year ended December 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period		132,170	(12,505)	119,665

Net cash provided by operating activities		164,646	-	164,646
Net cash provided by (used for) investing activities	D	(1,882)	24,159	22,277
Net cash used for financing activities		(179,901)	-	(179,901)

Net increase (decrease) in cash and cash equivalents		(17,137)	24,159	7,022

Balance of cash and cash equivalents at the beginning of the period	D	100	1,946	2,046

Restricted cash balance at the beginning of the period	D	46,767	(46,767)	-

Balance of cash and cash equivalents at the end of the period	D	99	8,969	9,068

Restricted cash balance as of the end of the period		29,631	(29,631)	-

		For the year ended December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the year		133,910	29,541	163,451

Net cash provided by operating activities		122,769	-	122,769
Net cash provided by (used for) investing activities	D	(1,182)	34,787	33,605
Net cash used for financing activities		(194,648)	-	(194,648)

Net decrease in cash and cash equivalents		(73,061)	34,787	(38,274)

Balance of cash and cash equivalents at the beginning of the year	D	90	40,230	40,320

Restricted cash balance at the beginning of the year	D	119,838	(119,838)	-

Balance of cash and cash equivalents at the end of the year	D	100	1,946	2,046

Restricted cash balance at the end of the year	D	46,767	(46,767)	-

OPC Energy Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2024

NOTE 28 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Below is a breakdown of the key adjustments between US GAAP and IFRS in Fairview, Towantic and Shore

A.
Maintenance costs under the Long Term Maintenance Plan (hereinafter - the “LTPC Agreement”): under IFRS, variable payments which were paid in accordance with the milestones as set in the LTPC Agreement are capitalized to the cost of property, plant and equipment and amortized over the period from the date on which maintenance work was carried out until the date on which maintenance work is due to take place again. Under US GAAP, the said payments are recognized on payment date within current expenses in the statement of profit and loss.

B.
Hedge effectiveness of swaps: in accordance with the IFRS - the associates recognize adjustments relating to the ineffective portion of their cash flow hedge under profit and loss. Under US GAAP, there is no part which is not effective, and the hedging results are recognized in full in other comprehensive income.

C.	Intangible assets: Under IFRS, certain intangible assets are defined as property, plant and equipment.

D.	Restricted cash: There is a difference between the presentation and classification of restricted cash in the Statements of Cash Flows and in the Statements of Financial Position.

E.	Right-of-use assets: In IFRS, certain contracts are classified as leases. Under US GAAP, these contracts do not meet the definition of lease contracts, and are recorded as an operating expense.

F.
Certain compound financial instruments are classified in full as derivatives in IFRS. Under US GAAP, these financial instruments are bifurcated between derivatives and non-derivative financial instruments.

G.
Property, plant and equipment in Shore: In Shore’s financial statements the property, plant, and equipment is presented at historical cost. The adjustments to property, plant and equipment include, in addition to sections a and c above, the allocation of excess cost carried out on the acquisition date of CPV Group.